Exhibit 99.1

CHAPADA MINE AND SURUCA PROJECT

GOIAS STATE, BRAZIL

TECHNICAL REPORT

PURSUANT TO NATIONAL INSTRUMENT 43-101 OF

THE CANADIAN SECURITIES ADMINISTRATORS

PREPARED FOR

YAMANA GOLD INC.

Effective Date: March 7, 2011

PREPARED BY

Sergio Brandão Silva

P.Geo.,Exploration Director, Yamana Gold Inc

Greg Walker

P.Geo., Senior Manager, Resources Estimation, Yamana Gold Inc

Emerson Ricardo Re

MAusIMM, Corporative R&R Manager, Yamana Gold Inc.

Homero Delboni, Jr.

Senior Consultant of HDA Serviços S/S Ltda, Ph.D. in Mineral Processing Engineering

Raul Contreras

Senior Consultant, Resources Estimation, MAusIMM, Metálica Consultores S.A.

Renato Petter

MAusIMM, Technical Services Director, Yamana Gold Inc.

TABLE OF CONTENTS

1	SUMMARY		11

1.1		GENERAL	11
1.2		LAND CLAIMS	13
1.3		GEOLOGY AND MINERALIZATION	13
	1.3.1	Local Geology	13
	1.3.2	Deposit Types	14
	1.3.3	Mineralization	14
1.4		DRILLING	15
	1.4.1	Chapada Drilling	15
	1.4.2	Suruca Drilling	16
1.5		MINERAL RESOURCES	16
	1.5.1	Mineral Resources Chapada	16
	1.5.2	Mineral Resources Suruca	17
	1.5.3	Mineral Resources Chapada and Suruca	18
1.6		MINERAL RESERVES	18
	1.6.1	Mineral Reserves Chapada	18
	1.6.2	Mineral Reserves Suruca	19
	1.6.3	Mineral Reserves Chapada and Suruca	20
1.7		MINE SCHEDULE	20
	1.7.1	Mine Schedule Chapada	20
	1.7.2	Mine Schedule Suruca	21
	1.7.3	Mine Schedule Chapada and Suruca Integrated	21
1.8		SURUCA METALLURGICAL TESTWORK	25
	1.8.1	Oxide Characterization	25
	1.8.2	Suruca Sulphide Characterisation	25
1.9		PROCESS AND PLANT DESIGN	26
1.10		PROJECT IMPLEMENTATION	27
1.11		ECONOMIC RESULTS	28
	1.11.1	Suruca Economic Results	28
	1.11.2	Integrated cashflow Chapada + Suruca	32
1.12		CONCLUSIONS AND RECOMMENDATIONS	34

2	INTRODUCTION		35

3	PROPERTY DESCRIPTION AND LOCATION		36

3.1		LAND CLAIMS	37
3.2		EXPLORATION AND MINING ACTIVITIES BY “GARIMPEIRO”	40

4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCE, INFRASTRUCTURE AND PHYSIOGRAPHY		41

4.1		ACCESSIBILITY	41
4.2		TOPOGRAPHY, ELEVATION, VEGETATION AND PHYSIOGRAPHY	41
4.3		CLIMATE AND PRECIPITATION	41
4.4		LOCAL RESOURCES AND INFRASTRUCTURE	41

5	HISTORY		42

5.1		CHAPADA	42
5.2		SURUCA	43

6	GEOLOGICAL SETTING		44

6.1		REGIONAL GEOLOGY	44
6.2		LOCAL GEOLOGY	46
6.3		PROPERTY GEOLOGY	47
6.4		STRUCTURAL	50

7	DEPOSIT TYPES		51

7.1		CU-AU PORPHYRY SYSTEM	52
7.2		EPITHERMAL SYSTEM	53
7.3		AU HIGH SULPHIDATION SYSTEM	54
7.4		BRASILIANO OROGEN FLUIDS	54

8	MINERALIZATION		55

8.1		CHAPADA	55
8.2		SURUCA	55

9	EXPLORATION		60

9.1		CHAPADA	60
9.2		SURUCA	61
	9.2.1	Exploration until 1997	61
	9.2.2	Exploration by Yamana from 2008 to Present	61

10	DRILLING		63

10.1		CHAPADA	63
10.2		SURUCA	66
	10.2.1	Drilling by Yamana from 2008 to present	66
	10.2.2	Diamond drilling methods	66
	10.2.3	Drillhole patterns	66
	10.2.4	Drillhole collar surveys	66
	10.2.5	Downhole surveys	66
	10.2.6	Drillhole preservation	67

11	SAMPLING METHODS AND APPROACH		67

11.1		CHAPADA	67
11.2		SURUCA	68
	11.2.1	Sampling by Mineração Alonte (Santa Elina) from November 1996 to December 1996	68
	11.2.2	Sampling by Yamana from April 2008 to present	68
	11.2.3	Core sampling	68
	11.2.4	Core logging	69
	11.2.5	Density determinations	69

12	SAMPLE PREPARATION, ANALYSIS AND SECURITY		70

12.1		CHAPADA	70
12.2		SURUCA	71
	12.2.1	Sample preparation, analysis and security by Yamana from April 2008 to August 2010 — Suruca Project	71
	12.2.2	Laboratory	71
	12.2.3	Sample preparation	71
	12.2.4	Sample analysis	71
	12.2.5	Sample security and chain of custody	72

13	DATA VERIFICATION		72

13.1		CHAPADA	72
	13.1.1	Santa Elina Quality Control/Quality Assurance Program	72
	13.1.2	IMC Data Verification and Reviews	73
13.2		SURUCA	74
	13.2.1	Re-sampling of Mineração Alonte (Santa elina) drillhole core by Yamana	74

	13.2.2	Yamana quality control measures	74
	13.2.3	Certified standard samples	75
	13.2.4	Blank samples	76
	13.2.5	Duplicate drillhole core samples (field duplicates)	77
	13.2.6	Inter-laboratories Pulp Check	78
	13.2.7	Internal laboratory quality control measures	79
	13.2.8	Independent statement on sample preparation, analysis and security	79

14	ADJACENT PROPERTIES		79

15	MINERAL PROCESSING AND METALLURGICAL TESTING		80

15.1		METALLURGICAL TESTING	80
	15.1.1	Chapada Metallurgical Testing	80
	15.1.2	Suruca Metallurgical Testing	83
15.2		PROCESS DESIGN CRITERIA — RUN OF MINE	86
	15.2.1	Oxide Plant Process Description	88
	15.2.2	Sulphide Plant Process Description	91

16	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES		104

16.1		MINERAL RESOURCE ESTIMATE	104
	16.1.1	Chapada	104
	16.1.2	Suruca	119
16.2		MINERAL RESERVE ESTIMATE	126
	16.2.1	Chapada	126
	16.2.2	Suruca	138

17	OTHER RELEVANT DATA AND INFORMATION		141

17.1		SURUCA HYDROGEOLOGICAL STUDY	141
17.2		TAILINGS DAM	142
17.3		PRESENT DAM SITUATION AND RAISING NEEDS	143
17.4		GENERAL LAYOUT OF CHAPADA PROJECT MINE AND SURUCA PROJECT	144

18	INTERPRETATION AND CONCLUSIONS		146

19	RECOMMENDATIONS		147

20	DATE AND SIGNATURE PAGE		151

21	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES		152

21.1		MINING OPERATIONS	152
	21.1.1	Chapada	152
	21.1.2	Suruca	156
21.2		RECOVERABILITY	163
21.3		PRODUCTION SCHEDULING INTEGRATED	164
21.4		CONTRACTS	166
21.5		ENVIRONMENTAL CONSIDERATIONS	166
	21.5.1	Chapada	166
	21.5.2	Suruca	167
21.6		FINANCIAL ANALYSIS	169
	21.6.1	Suruca Financial Analysis	169
	21.6.2	Chapada and Suruca Financial Analysis	199

22	CERTIFICATES OF QUALIFIED PERSONS		205

APPENDIX A			212

LIST OF FIGURES

Figure 1.1: General Layout of the Suruca & Chapada Project	12

Figure 1.2 Figure: Chapada - Suruca Geological Map	14

Figure 1.3: Suruca Project schedule	28

Figure 1.4: Economic and technical parametres	30

Figure 1.5: Suruca Project NPV Sensitivity Analysis	31

Figure 1.6: Suruca IRR Sensitivity Analysis	32

Figure 3.1:General Area Map	36

Figure 3.2:Project Location Map	37

Figure 3.3: Chapada Project exploration claim outlines and roads	38

Figure 3.4: Mining and Exploration Concessions	38

Figure 6.1: Geological Map of Chapada- Suruca region	45

Figure 6.2: Geological map of Chapada - Suruca region with the localization of Chapada pit and Suruca designed pit (based on Suruca resource data)	47

Figure 6.3: Geological Map of Suruca Project	48

Figure 6.4: Stratigraphic correlation	49

Figure 6.5: Sketch of structural geology in Chapada - Suruca region	51

Figure 7.1: Sketch of Chapada system (Silitoe, 2008)	52

Figure 7.2: Location of Chapada Mine (Cu-Au), Suruca Project (Au-Ag+/-Zn) and Hidrotermalito (Au)	53

Figure 8.1: Suruca orebodies with strike length of 1,900 metres and and 800 metres of down dip to surface	56

Figure 8.2: Cross Section showing the oxide and sulfhide ore bodies dipping 25[o] to northwest	56

Figure 8.3: Graphics of Au x Zn and S x Au to sericitic halo and propylitic halo. The sericitic halo don´t have direct relationship with zinc and neither with S, contrasting with propylitic halo that have direct relationship with Zn and S.	57

Figure 8.4: Selective sample (black square) in high grade assays of Suruca. The picture on the left shows high contents of sulphides (esphalerite+galena+pyrite) with a lower grade than interval, and the picture on the right quartz shows veinlets with grades higher than interval.	58

Figure 8.5: Geological map of Suruca Project with executed drill holes. The red shell represents the drill that intercepted high grade values, always associated to folded quart-veinlet. The southwest portion of the high grade shell still open	59

Figure 9.1: Location of drill holes program in Suruca Project	63

Figure 10.1: Cross Section 27	65

Figure 13.1: Suruca standard sample results for gold, period between June, 2009 to August, 2010 tolerance is 10% > 2 -/+ STDEV, General Failure - ALS CHEMEX = 2.30%	76

Figure 13.2: Suruca blank sample results for gold, between June, 2009 to August, 2010. Blank limit is 0.025ppm (5 times mininum detection limit)	77

Figure 13.3: Suruca Project duplicates core sample precision plot for Au, between June, 2009 to August, 2010		78

Figure 13.4: Suruca Project check samples precision plot for Au, betwen June, 2009 and August, 2010 in Check inter-Lab (ALS Chemex and Acme)		79

Figure 15.1: Suruca Oxide Process Flowsheet		101

Figure 15.2: Chapada Treatment Plant - Existing Process Flowsheet		102

Figure 15.3: Chapada Treatment Plant - Recommended Process Flowsheet		103

Figure 16.1:	Quarterly Accuracy versus Grid Spacing for Au	107

Figure 16.2:	Annual Accuracy versus Grid Spacing for Au	107

Figure 16.3 Comparison of Copper Grades		114

Figure 16.4 Comparison of Gold Grades		114

Figure 16.5 Tonnage — Grade Curve		117

Figure 16.6: Mineral Processing Recovery Simulator		129

Figure 16.7: Multirun and Benefit Function Validation		131

Figure 16.8: Geotechnical Sectors of the Pit		132

Figure 16.9: Pit Design — Geometric Parametres		133

Figure 16.10: Base topography Dec. 31, 2010 without stocks and waste dumps		133

Figure 16.11: Final Pit Design		134

Figure 16.12: Chapada Mine 3D view of general arrangement including the dump areas for waste dump and stockpiles		135

Figure 16.13: Ultimate Pit Limit Oxide		140

Figure 16.14: Ultimate Pit Limit Sulphide		141

Figure 17.1: General Layout Chapada Project Mine & Suruca Project		145

Figure 21.1: Inter-Ramp Angles by Zone		152

Figure 21.2: In pit crusher 3D view, July 2012		153

Figure 21.3: In pit crusher 3D view layout operation, July 2012		153

Figure 21.4: Mine Haulage Distances		155

Figure 21.5: Pit Phase Design		157

Figure 21.6: Phase 1		157

Figure 21.7: Phase 2		158

Figure 21.8: Phase 3		158

Figure 21.9: Phase 4		159

Figure 21.10: Phase 5		159

Figure 21.11: Operating Final Pit vs Ultimate Pit Optimization		160

Figure 21.12: Operating Final Pit vs Ultimate Pit Optimization (Section)		160

Figure 21.13: Line Production Schedule		161

Figure 21.14: Waste Dump Location	163

Figure 21.15: Suruca Project NPV Sensitivity Analysis	174

Figure 21.16: Suruca Project IRR Sensitivity Analysis	174

Figure 21.17: Chapada and Suruca Project NPV Sensitivity Analysis	201

LIST OF TABLES

Table 1.1: Chapada Drilling by Date and Company	15

Table 1.2: Suruca Executed holes per year	16

Table 1.3: Chapada Mineral resources estimate as of December 31, 2010	17

Table 1.4: Suruca Mineral resources estimate as of December 31, 2010	17

Table 1.5: Chapada and Suruca Mineral Resources Estimate as of December 31, 2010	18

Table 1.6: Chapada Mineral Reserve as of December 31, 2010	19

Table 1.7: Suruca Probable Mineral Reserve, Effective Date December 2010	19

Table 1.8: Chapada and Suruca Mineral Reserves	20

Table 1.9: Chapada Mine schedule	22

Table 1.10: Suruca Mine schedule	23

Table 1.11: Processing Plant Production Plan — Chapada/Suruca	24

Table 1.12: Suruca Project Sensitivity NPV x Discount Rate	30

Table 1.13 : Suruca Project NPV Sensitivity Analysis (discount rate 5% p.y.)	31

Table 1.14: Suruca Project IRR Sensitivity Analysis	31

Table 1.15: Chapada mine and Suruca Project Cash Flow	33

Table 3.1: Mineral tenure status	39

Table 6.1:Events and structural features of Brasiliano deformation in the property area	51

Table 9.1: Historical Drill holes executed in Suruca Project by other companies	61

Table 9.2: Exploration works in Chapada Project (including Suruca)	62

Table 10.1: Chapada Drilling by Series	63

Table 10.2: Chapada Project Drilling by Date and Company	64

Table 10.3: Showing the holes executed per year	66

Table 11.1: Distribution of Sample Lenghts	67

Table 11.2: Specific gravity conversion	70

Table 13.1: Comparison of Nomos and Geolab With Cone for Copper Assays	73

Table 13.2: Comparison of Nomos and Geolab With Cone for Gold Assays	73

Table 13.3: Comparison of Old and New M Series Drilling	74

Table 13.4: Report failure of standards, totaling 2.3% of total standards	75

Table 13.5: Total blank samples and report of three failures	76

Table 13.6: Average grade of gold for original samples and duplicate samples	77

Table 13.7: Comparison of average grade of gold between samples of interlab check	78

Table 15.1: Lakefield Projected Metallurgy	81

Table 15.2: Oxide Process Design Criteria — Heap Leach Operation	86

Table 15.3: Sulphide Process Design Criteria — Modified Maraca Treatment Plant	87

Table 16.1: Mineral Resources - Net of Mineral Reserves	104

Table 16.2: Mineral Resources - Including Mineral Reserves	105

Table 16.3: Quarterly and Annual Accuracies at Different Grid Spacings	108

Table 16.4 Comparison of Copper Grades	114

Table 16.5 Comparison of Gold Grades	114

Table 16.6 Summary of Correlation Coefficient	116

Table 16.7: Tonnage block model at different Cu cut grades	116

Table 16.8: Suruca estimation domains	120

Table 16.9: Back transformed variogram model parametres for Au	122

Table 16.10: Suruca block model parametres	123

Table 16.11: Densities applied to the Mineral Resource models	123

Table 16.12: Mineral resources estimate	125

Table 16.13: Economic Parametres for Chapada Mine Design	126

Table 16.14: Chapada Mineral Reserve as of December 31, 2010	127

Table 16.15 Economic Parametres for Chapada Mine Design	128

Table 16.16 : Chapada Mine production Schedule	137

Table 16.17: Suruca Project Probable Mineral Reserve, Effective Date December 2010	138

Table 16.18: Ultimate Pit Input Parametres	139

Table 16.19: Ultimate Pit Results	140

Table 21.1 Chapada Current Mining Equipment Contractor Fleet	154

Table 21.2 Mine Major Equipment Fleet Requirement	155

Table 21.3: Planned Suruca Project Phases	160

Table 21.4: Mine Production Schedule	162

Table 21.5: Processing Plant Production Plan — Chapada/Suruca	165

Table 21.6: Suruca Project Gold Production	171

Table 21.7: Additional Gold recovered	171

Table 21.8: Suruca Project Financial Parametres	172

Table 21.9: Suruca Project Sensitivity NPV x Discount Rate	173

Table 21.10: Suruca Project NPV Sensitivity Analysis (discount rate 5% p.y.)	173

Table 21.11: Suruca Project IRR Sensitivity Analysis	174

Table 21.12: Suruca Project Cross NPV Sensitivity Analysis (discount rate 5% p.y.)	175

Table 21.13: Suruca Project Cross IRR Sensitivity Analysis	176

Table 21.14: Suruca Project Capital Cost Summary: Oxide + Sulphide Phase 1 in MMIC	178

Table 21.15: Suruca Project Capital Cost: Oxide (without working capital)	179

Table 21.16: Suruca Project Capital Cost: Sulphide Phase 1 (without working capital)	180

Table 21.17 — Suruca Project Capital Cost: Sulphide Phase 2 (without working capital)	181

Table 21.18: Suruca Project Total Cash Cost Summary (a)	183

Table 21.19: Suruca Project Mine Cost Details	184

Table 21.20: Suruca Project Plant and Other Cash Cost Summary (a)	185

Table 21.21: Suruca Project Oxide Plant Cash Cost Summary (a)	186

Table 21.22: Suruca Project Oxide Plant 2014 Labour Cost Details (a)	187

Table 21.23: Suruca Project Oxide Plant 2014 Supplies, Power and Maintenance Details	187

Table 21.24: Suruca Project Oxide Plant Other Cash Cost 2014 Summary	188

Table 21.25: Suruca Project Oxide Plant Other Cash Cost 2014 Labor Details (a)	188

Table 21.26: Suruca Project MMIC Recovery Increase (CIL/Phase 1) Other Cash Cost Summary (US$) (a)	189

Table 21.27: Suruca Project MMIC Recovery Increase (CIL/Phase 1) 2014 Labour Cost Details (a)	190

Table 21.28: Suruca Project MMIC Recovery Increase (CIL/Phase 1) 2014 Consumables/Supplies and Power Data Details	190

Table 21.29: Suruca Project MMIC Recovery Increase (CIL/Phase 1) 2014 Maintenance and Other Costs	191

Table 21.30: Suruca Project Sulphide/Phase 2 Plant Cash Cost Summary (a)	191

Table 21.31: Suruca Project Sulphide/Phase 2 Plant 2017 Labour Cost Details (a)	191

Table 21.32: Suruca Project Sulphide/Phase 2 Plant 2017 Consumables/Supplies, Power and Maintenance Data Details	192

Table 21.33: Suruca Project Sulphide/Phase 2 2017 Other Cash Cost	192

Table 21.34: Suruca Project Sulphide/Phase 2 Other Cash 2017 Labour Details (a)	193

Table 21.35: Working Capital	195

Table 21.36: Suruca Project Financial Statement	197

Table 21.37: Suruca Project Cash Flow	198

Table 21.38: Chapada and Suruca Project Financial Parametres	199

Table 21.39: Chapada and Suruca Project Sensitivity NPV x Discount Rate	200

Table 21.40: Chapada and Suruca Project NPV Sensitivity Analysis (discount rate 5% per year)	200

Table 21.41: Chapada Project and Suruca Project Cross NPV Sensitivity Analysis (discount rate 5% p.y.)	202

Table 21.42: Chapada Project and Suruca Project Financial Statement	203

Table 21.43: Chapada Project and Suruca Project Cash Flow	204

1                      SUMMARY

1.1                     General

Yamana Gold Inc. (‘Yamana’), through its Brazilian subsidiaries, owns the Chapada copper and gold deposit, and Suruca gold deposit, incorporates three distinct phases or components to the project, accord with the pre-feasibility study of the Suruca gold deposit. These are i) the processing of Suruca oxides via conventional heap leach processing (the “Oxides Phase”); ii) the production of additional gold from the Chapada ore following modifications to the Chapada processing plant (“Phase I Sulphides”); and iii) the processing of Suruca sulphides through new processing facilities to be added to the Chapada plant (“Phase II Sulphides”).

The purpose of this technical report is to present the integration between Chapada operation and Suruca’s project pre-feasibility study and update the mineral resources and reserves for Chapada and Suruca integrated. It has been prepared by Yamana with the input from the following companies: Metalica Consultores S.A. (report integration and auditing of mineral reserves), AMEC Minproc Engenharia e Consultoria for the processing plant, associated infrastructure and mine design; VOGBR Recursos Hídricos & Geotecnia for waste pile and geomechanical study, Geoconsultoria S/C Ltda for the tailings disposal; Mineral Engenharia e Meio Ambiente (‘Mineral’) for the environmental studies; and Schlumberger Water Services for hydrogeological study at Suruca Project.

The integration between Chapada operation and Suruca pre-feasibility study not only considers the gold recovered from the Suruca oxide and sulphide ores, but also additional gold recovered from Chapada ore as a result of a plant upgrade.

The Chapada Project is located in northern part of Goias State, approximately 320 kilometres north of the state capital Goiania and 270 kilometres northwest of the national capital of Brasilia.  The property is accessible via the paved federal road BR-153.  The Suruca project is located 6 km northeast of the Chapada mine.

Yamana is mining the copper-gold ores of Chapada by conventional open pit methods (2007 was the first year of commercial production).  Processing is carried out in a conventional copper sulphide flotation plant which is designed to process about 22 million tonnes per year of ore. The plant produces a copper-gold concentrate that is shipped to smelting and refining facilities.

The Suruca Project includes two distinct basic ore types: Oxide ore and Sulphide ore. The production plan that was completed by AMEC was based on a two stage plan. The first step is to send only oxidized material to the heap leach pad located adjacent to the Suruca pit. The second step is to send sulphide material to the Chapada concentrator plant. The plan indicates that all of the oxidized material will be exhausted by 2017. Subsequently, the sulphide ore will be sent to a primary crusher and then to the concentrator located in the Chapada mine.

This report is in metric units. Tonnes mean metric tonnes and ktonnes denotes 1000 metric tonnes. Metal grades of gold are in grams per metric tonne. Koz is an abbreviation for 1000 troy ounces since gold prices are quoted in troy ounces on world markets. Copper metal is reported in US pounds since prices are commonly quoted in those terms. Mlbs is an abbreviation for 1 million US pounds of copper.

Figure 1.1: General Layout of the Suruca & Chapada Project

N
Mineração Maracá
Legenda
MINERAÇÃO MARACÁ
INDUSTRIA E COMÉRCIO
YAMANA GOLD INC.
PROJETO SURUCA
FEASIBILITY STUDY
Lay out - Geral
A 1
No YAMANA :
FOLHA :
1
REV.
14
DATA :

1.2                     Land Claims

The Chapada Project is divided into 16 claims totalling 18,921.37 hectares. The project claims are held in the name of Mineração Maraca Indústria e Comércio S/A. The Suruca Open Pit will be inserted into the following claims: 860.708/2009 and 860.595/2009, totalling 845.75 hectares.

1.3                     Geology and Mineralization

1.3.1                                 Local Geology

The Suruca Project was grouped from the base to the top as: amphibolite (“ANF”), Intermediate metavolcanic rocks (MVI) and metassediments (MTS). There are several intrusions of quartz diorite porphyry (“QDP”) that occur preferentially in the intermediate metavolcanic rocks (“MVI”) and Metassediments (MTS). The hydrothermal alteration overprints the lithologies and is characterized by inner and outer halos: i) Inner halo occur in the intermediate rocks, metassediments and diorites with strong and pervasive sericitic alteration (“MVA”); ii) outer halo is characterized by propylitic halo that occur mainly in the amphibolites.

All these rocks are covered by thick (average of 30m) lateritic profile. The lateritic profile is represented by a typical immature lateric terrain that was subdivided from the base to the top in: coarse saprolite, saprolite, mottled zone or argillic zone, lateritic duricrust and pisolitic soils (products of alteration of duricrust).

Figure 1.2 shows the geological map of Chapada - Suruca region with the location of Chapada Mine pit and Suruca Project designed.

Figure 1.2 Figure: Chapada - Suruca Geological Map

1.3.2                     Deposit Types

The mineralization in Chapada Project is currently interpreted as porphyry and epithermal system associated to Island Arc stage (864 Ma) overprinted by remobilization of orogenic fluids during Brasiliano events (630 — 580Ma) (Silitoe, 2008 and Espada, 2010 — Internal report). The porphyry and epithermal system can be separated into three distinctive mineralizations, based on the style of hydrothermal alteration, metal association: i) Cu-Au porphyry system represented by Chapada Mine; ii) Au High Sulphidation represented by HS (Hidrotermalito) Project; iii) Au (Ag-Pb-Zn) Intermediate Sulphidation represented by Suruca Project.

1.3.3                     Mineralization

The primary copper-gold mineralization at the Chapada mine is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite. Fine grained gold is closely associated with the sulphide mineralization and was likely contemporaneous with copper. Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the central zone of the deposit along the anticline axis than in the surrounding anticlinal limbs. However, copper mineralization is pervasive over a broad area. Gold mineralization is more uneven spacially and may have been remobilized by post mineral low temperature alternation events.

The Suruca ore body has outlined a resource with a strike length of 1,900 metres and 800 metres of down dip from surface.  The main direction is N40°E, dipping 20 to 30°NW, controlled by the foliation S1.

The Suruca ore body is characterized by oxide and sulphides ores. The oxide ore comprises12,2 % of the total ore in the deposit and is associated to weathering surface with width between 35 to 40 metres depth with an average gold grade of 0.41 g/t Au. The oxide ore is characterized by soil, mottled zone, fine saprolite and coarse saprolite.

Ore body at the Suruca Project sulphide ore is characterized by fresh sulphides and rocks and occurs in four orebodiesreferred to as Suruca 1, Suruca 2, Suruca 3 and Suruca 4 that represent only spatial occurrence of mineralization.

•                  Suruca 1:  Is the upper ore body and represents 1.1% of the deposit, with average gold grade of 0.36 g/t Au;

•                  Suruca 2: Is the main ore body representing 80.3% of the deposit, with an average gold grade of 0.40 g/t Au. This ore body has four internal waste bodies (Waste 1, Waste 2, Waste 3 and Waste 4);

•                  Suruca 3: Is deeper than Suruca 2 and comprises 1.1 % of the deposit, with an average gold grade of 0.47 g/t Au;

•                  Suruca 4: Is the deepest ore body and comprises 5.8% of the deposit with average gold grade of 0.41 g/t Au. This ore body has an internal waste (Waste 5).

The hydrothermal alteration in Suruca sulphide ore is associated with sericitic and propylitic alteration halo. The proportion is about 44% in the sericitic and 37% in propylitic. The sericitic alteration is characterized by sericite, +/- biotite and carbonate with pyrite, galena, spharelite and some chalcopyrite. The propylitic alteration is characterized by epidote, chlorite, carbonate and pyrite.

1.4                     Drilling

1.4.1                     Chapada Drilling

The drillhole database consists of 856 diamond core drillholes that represent 67,314 metres of drilling and 47,939 sample intervals.  The drilling consists of two hole series, short CHD series holes that were drilled to test saprolite material and longer M series holes.

Table 1.2 is excerpted from the report “Executive Summary Report - Chapada Project”, dated June 25, 1997, by Santa Elina, and summarizes the drilling by date and company.

Table 1.1: Chapada Drilling by Date and Company

Date	Companies	No. of Holes	No. of Metres
1976	INCO	6	919
1976-1979	INCO/Eluma	78	10,573
1979-1981	Eluma/Noranda	86	11,140
1989	Eluma	6	569
1995	Santa Elina	416	6,631
1996	Santa Elina/Echo Bay	264	37,482
TOTAL		856	67,314

The drilling has delineated the main deposit areas at a spacing of 100 metres by 50 metres, with a tighter 50 meter pattern in the central portion of the deposit.

680 of the 856 holes were drilled in the 1995-1996 campaigns. These were NQ or NX size core holes. All collar locations were surveyed. Angle holes (only 5% of the drilling) were down-hole surveyed, but down-hole surveys were not done for the vertical holes. The “longer” M series holes only tended to be about 150 metres long due to the shallow nature of the deposit so significant deviation in hole orientation is not expected.

There is also documentation of several reverse circulation holes drilled for condemnation purposes. There were also some early S series holes in the saprolite material.

1.4.2                     Suruca Drilling

A total of 131 drill holes / 27,374.17 metres were completed at the Suruca Project by Yamana in 2008, 2009 and 2010, summarized as follows:

Table 1.2: Suruca Executed holes per year

Date	Companies	N.[0] of Holes	N.[0] of Metres
2008	Yamana Gold Inc.	7	439.5
2009	Yamana Gold Inc.	21	6,457.82
2010*	Yamana Gold Inc.	103	20,476.85
TOTAL		131	27,374.17

*Holes for Metallurgical Testing: 11 holes/1,014 metres.

1.5                     Mineral Resources

1.5.1                     Mineral Resources Chapada

Emerson Ricardo Re, MAusIMM, Resource and Reserves Corporative Manager of Yamana Gold Inc., is the qualified person for mineral resources. Raúl Contreras, Metalica Consultores S.A, is the qualified person for mineral reserves. Table 1.3 is an estimate of mineral resources remaining, after 2010 mining, including the mineral reserves.

Table 1.3: Chapada Mineral resources estimate  as of December 31, 2010

Mineral Resources - Including Mineral Reserve

	Resource	Copper	Gold	Copper Contained	Gold Contained
Resource Category	Ktonnes	(%)	(g/t)	lbs. (mm)	oz. (000’s)
Measured/Indicated Resource
Measured Mineral Resource	233,015	0.258	0.186	1,307	1,394
Indicated Mineral Resource	479,738	0.211	0.119	2,228	1,839
Measured/Indicated Resource*	712,753	0.226	0,141	3,535	3,233
Inferred Mineral Resource
Inside Design Pit	0	0.000	0.000	—	—
Outside Design Pit	96,147	0.185	0.094	392	289
Inferred Resource	96,147	0.185	0.094	392	289

Notes:

(1) Mineral Resources estimated using the limits of block models;

(2) Mineral Reserve estimated at $900/oz gold price and $2.50/lb copper price;

(3) 3.53 $/t NSR cutoff for Open Pit.

* For copper grade we don´t include the oxide stockpile because process is different

Note that Table 1.3 shows mineral resources, inclusive of mineral reserves. Measured and indicated mineral resources are 712.753 million tonnes at 0.225% copper and 0.141 g/t gold.

Inferred resources have separate line items for resources inside versus outside the final pit design. There are no inferred resources inside the current pit design amount to 0.0 million tonnes. The total inferred mineral resource is 96.147 million tonnes at 0.185% copper and 0.069 g/t gold.

1.5.2                     Mineral Resources Suruca

Table 1.4 illustrates the mineral resource estimate for the Suruca Project. This estimate was performed by Yamana technical staff, under the supervision of Greg Walker, P.Geo, who acted as qualified person under Canadian rules. Indicated and inferred resources are based on a 0.2 g/t cutoff for oxides and a 0.3 g/t cutoff for sulphides are summarized as follows:

Table 1.4: Suruca Mineral resources estimate as of December 31, 2010

		Indicated			Inferred
Ore	Cufoff	Au (g/t)	kt (x1000)	koz (x1000)	Au (g/t)	kt (x1000)	koz (x1000)
Oxide	0.2	0.48	19,247	298	0.39	3,755	47
Sulphide	0.3	0.50	132,114	2,127	0.39	5,423	68
Oxide and Sulphide		0.50	151,361	2,425	0.39	9,178	115

1.5.3                     Mineral Resources Chapada and Suruca

The Mineral resource estimate for the Suruca Project and Chapada mine integrated is reported in the Table 1.5.

Note that Table 1.5 shows mineral resources, inclusive of mineral reserves. Measured and indicated mineral resources are 864.114 million tonnes at 0.226% copper and 0.204 g/t gold.Total inferred mineral resource is 105.325 million tonnes at 0.185% copper and 0.069 g/t gold.

Table 1.5: Chapada and Suruca Mineral Resources Estimate as of December 31, 2010

Mineral Resources Chapada + Suruca - Including Mineral Reserve

	Resource	Copper	Gold	Copper Contained	Gold Contained
Resource Category	Ktonnes	(%)	(g/t)	lbs. (mm)	oz. (000’s)
Measured/Indicated Resource
Measured Mineral Resource Chapada	233,015	0.258	0.186	1,307	1,394
Indicated Mineral Resource Chapada	479,738	0.211	0.119	2,228	1,839
Indicated Mineral Resource Suruca	151,361		0.500		2,425
Measured/Indicated Resource*	864,114	0.226	0.204	3,535	5,657
Inferred Mineral Resource
Infered Mineral Resource Chapada	96,147	0.185	0.094	392	289
Infered Mineral Resource Suruca	9,178		0.390		115
Inferred Resource	105,325	0.185	0.119	392	404

Notes:

(1) Mineral Resources estimated using the limits of block model;

(2) Mineral Reserve estimated at $900/oz gold price and $2.50/lb copper price;

* For copper grade we don´t include the oxide stockpile of Chapada

1.6                     Mineral Reserves

1.6.1                     Mineral Reserves Chapada

The estimation of mineral reserves was performed by Yamana Technical Services and audited by Metálica), who also updated the mineral reserves estimates herein presented.

The Table 1.6 shows the mineral reserves for the Chapada mine as of December 31, 2010 based on a long range mine plan and plant production schedule developed by Yamana. The total proven and probable mineral reserves is 368.7 million ore tons at 0.26% total copper and 0.18 g/t gold.

The mineral reserves are based on long term realized copper and gold prices of $2.50 per pound and $900 per ounce respectively. The NSR value represents net revenue per ton ore net of smelting, refining, concentrate freight, gold royalties, and copper sales taxes.

Table 1.6: Chapada Mineral Reserve as of December 31, 2010

Chapada Mineral Reserve as of December 31, 2010

	Ore	NSR	Copper	Gold	Copper Contained	Gold Contained
Reserve Class	Ktonnes	(US$/t)	(%)	(g/t)	lbs. (mm)	oz. (000’s)
Proven Mineral Reserve
Open Pit Ore	140,160	13.84	0.296	0.209	915	943
Existing Mill Stockpile	1,214	16.78	0.356	0.301	10	12
Low Grade Stockpiles (Existing)	26,391	11.50	0.246	0.201	143	170
Total Proven Mineral Reserve	167,765	13.49	0.289	0.209	1,068	1,125
Probable Mineral Reserve
Open Pit Ore	200,951	10.35	0.244	0.148	1,081	957
Total Probable Mineral Reserve	200,951	10.35	0.244	0.148	1,081	957
Total Proven and Probable Mineral Reserve	368,716	11.78	0.264	0.176	2,149	2,082

Notes:

(1)- Total Pit Material 473,599 Ktonnes, Strip Ratio 0.39 to 1;

(2)- Mineral Reserve estimated at $900/oz gold price and $2.50/lb copper price;

(3) - 3.53 $/t NSR cutoff for Open Pit.

1.6.2                     Mineral Reserves Suruca

Mineral reserves for the Suruca Project are classified in accordance with the 2005 CIM Definition Standards for Mineral Resources and Mineral Reserves, and are estimated based on a gold price of US$900/oz. Mineral reserves evaluated by AMEC are summarized in Table 1.7.

The block model used in includes only indicated and inferred resources. The pit optimization was completed using only indicated resources. Inferred blocks were classified as waste material. Total reserves amount to approximately 1.1 million ounces, broken down as follows:

Table 1.7: Suruca Probable Mineral Reserve, Effective Date December 2010

		Probable Reserves
		Tonnes		Contained Metal (oz)
Suruca Project	Cutoff	(tx1000)	Au (g/t)	Au (oz x 1,000)
Oxide	0.2	16,331	0.510	268
Sulphide	0.3	44,124	0.553	784
Total		60,455	0.541	1,052

Notes:

(1)          All mineral reserves are categorized as probable.

(2)          Reserves are estimated using a US$ 900/oz gold price and economic function that includes operating costs, metallurgical recoveries and selling costs has been applied.

(3)          Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.

(4)          Tonnage and grade measurements are in metric units. Gold ounces are reported as troy ounces.

1.6.3                     Mineral Reserves Chapada and Suruca

The Table 1.8 shows the mineral reserves for Chapada mine and Suruca Project integrated as of December 31, 2010, based on a long range mine plan and plant production schedule of Chapada and the pre-feasibility study of the Suruca project, developed by Yamana and AMEC respectively. Total proven and probable mineral reserves is 429.18 million ore tons at 0.26% total copper and 0.23 g/t gold.

Table 1.8: Chapada and Suruca Mineral Reserves

Chapada + Suruca Mineral Reserve as of December 31, 2010

	Ore	Copper	Gold	Copper Containd	Gold Contained
Reserve Class	Ktonnes	(%)	(g/t)	lbs. (mm)	oz. (000’s)
Proven Mineral Reserve
Open Pit Ore Chapada	140,160	0.296	0.209	915	943
Existing Mill Stockpile Chapada	1,214	0.356	0.301	10	12
Low Grade Stockpiles (Existing) Chapada	26,391	0.246	0.201	143	170
Total Proven Mineral Reserve	167,765	0.289	0.209	1,068	1,125
Probable Mineral Reserve
Open Pit Ore Chapada	200,951	0.244	0.148	1,081	957
Open Pit Ore Suruca	60,455		0.541		1,052
Total Probable Mineral Reserve	261,406	0.244	0.239	1,081	2,009
Total Proven and Probable Mineral Reserve	429,171	0.262	0.227	2,475	3,134

Total Pit Material 555,829 Ktonnes, Strip Ratio 1.30 to 1.

1.7                     Mine Schedule

1.7.1                     Mine Schedule Chapada

The tonnage and grade distribution from the mining phases was used to develop mining production schedule. The topography as of the end of 2010 was incorporated into the phase tonnages for the calculation of the updated schedule.

Table 1.9 shows the Chapada mine production schedule:

•                  During the life of mine (19 years) an amount of 368.72 Mt of ore reserves are sent to plant, including the processing of the materials of stocks.

•                  The average grades sent to plant are 0.264% CuT and 0.176 Au g/t.

•                  The mine requires a maximal removal of 60 Mtpy, during the life of mine 657.8 Mt of rock will be removed, representing an overall stripping ratio of 0.78. Re-handling of 194.0 Mt low grade stocks is included.

The planned gold and copper production for the life of mine, including all phases of the Project, with the topography as of the end of 2010, is summarized in the Table 1.9 below.

1.7.2                     Mine Schedule Suruca

Ore from the Suruca Project will be mined as an open pit. Contracted mining was considered, using 10 m3 excavators and 100 tonne trucks. Drilling and blasting estimates are based on the current contractors pricing. The production plan, for oxide and sulphide ore, over a ten year mine life, amounts to approximately 60.5 million tones, as shown in the below, at an average waste/ore ratio of 1.36.:1

1.7.3                     Mine Schedule Chapada and Suruca Integrated

The planned gold and copper production for the life of the Chapada mine and Suruca Project, including all three phases of the project, based on the pre-feasibility production levels, is in Table 1.11 below.

Table 1.9: Chapada Mine schedule

Yamana Gold	Name of Asset	Chapada
	Status	Operating
	Date	December 31, 2010

PRODUCTION	Unit	Total	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Ore Feed Chapada	kt	368.716	21.555	22.000	22.000	22.000	22.000	22.000	17.500	14.000	14.000	14.000	14.000	14.400	22.000	22.000	22.000	22.000	22.000	22.000	17.261
Copper Grade	%	0,264%	0,431%	0,371%	0,308%	0,298%	0,290%	0,305%	0,330%	0,316%	0,321%	0,360%	0,257%	0,202%	0,190%	0,189%	0,185%	0,180%	0,185%	0,174%	0,180%
Copper Recovery	%	85,3%	86,8%	87,1%	86,1%	86,0%	85,9%	86,4%	86,9%	86,6%	87,6%	84,1%	84,1%	84,3%	84,4%	84,2%	83,9%	84,0%	84,0%	84,0%	84,0%
Copper Contained	Mlb	2.149	205	180	150	144	141	148	127	98	99	111	79	64	92	92	90	87	90	85	68
Copper Production	Mlb	1.840	178	157	129	124	121	128	111	84	87	93	67	54	78	77	75	73	75	71	58
Gold Grade	g/t	0,176	0,330	0,304	0,243	0,228	0,210	0,199	0,220	0,199	0,200	0,240	0,169	0,129	0,100	0,098	0,098	0,097	0,106	0,091	0,093
Gold Recovery	%	62,2%	60,7%	60,8%	58,8%	64,8%	63,0%	62,1%	63,7%	61,8%	76,0%	64,9%	61,9%	61,6%	61,3%	60,6%	61,1%	61,1%	61,1%	61,1%	61,1%
Gold Contained	koz	2.082	229	215	172	161	149	140	124	90	90	108	76	60	71	69	69	69	75	64	52
Gold Production	koz	1.299	139	131	101	104	94	87	79	55	68	70	47	37	43	42	42	42	46	39	32
Waste + Stock Low Grade	kt	289.113	38.838	32.000	32.000	32.000	32.000	32.000	16.500	20.000	20.000	20.000	13.775	—	—	—	—	—	—	—	—
Waste	kt	132.488	18.448	24.441	19.026	13.853	18.308	17.810	6.327	9.007	4.711	5	552	—	—	—	—	—	—	—	—
Low Grade Ore + Oxide	kt	156.625	20.390	7.559	12.974	18.147	13.692	14.190	10.173	10.993	15.289	19.995	13.223	—	—	—	—	—	—	—	—
Low Grade Reclaiming	kt	194.001			6.757	11.000	9.400	10.500	6.000	6.000	4.000	21.000	21.000	21.000	21.000	21.300	21.300	13.744	—	—	—
Strip Ratio (REM)		0,78	1,80	1,45	1,45	1,45	1,45	1,45	0,94	1,43	1,43	1,43	0,98	—	—	—	—	—	—	—	—
Haulage profile (DMT)	m	1.607	2.033	1.706	1.614	1.457	1.501	1.537	1.944	1.919	1.750	1.715	1.491	1.146	1.489	1.390	1.370	1.329	1.350	1.350	1.350
Total mine move	kt	657.829	60.393	54.000	54.000	54.000	54.000	54.000	34.000	34.000	34.000	34.000	27.775	14.400	22.000	22.000	22.000	22.000	22.000	22.000	17.261

Table 1.10: Suruca Mine schedule

		Mineral to Plant										Mineral to Stock
		Oxide		Sulphide From Mine		Sulphide From Stock		Total Sulphide		Total to Plant		Sulphide		Waste	Total
Year	Day	kt	Au (gr/t)	kt	Au (gr/t)	kt	Au (gr/t)	kt	Au (gr/t)	kt	Au(gr/t)	kt	Au(gr/t)	kt	kt	ktpd
2013	365	3,000	0.580							3,000	0.580			3,579	6,579	18
2014	365	4,000	0.531							4,000	0.531	1,154	0.596	5,281	10,435	29
2015	365	4,000	0.477							4,000	0.477	1,041	0.563	9,559	14,600	40
2016	365	4,000	0.535							4,000	0.535	3,146	0.491	11,104	18,250	50
2017	365	1,331	0.321	2,830	0,470	1,670	0.528	4,500	0,491	5,831	0.452			12,596	18,427	50
2018	365			6,405	0,510	1,595	0.528	8,000	0,514	8,000	0,514			10,250	18,250	50
2019	365			6,727	0.537	1,273	0.528	8,000	0.535	8,000	0.535			10,250	18,250	50
2020	365			7,583	0.530	417	0.528	8,000	0.530	8,000	0.530			10,250	18,250	50
2021	365			7,614	0.568	386	0.528	8,000	0.566	8,000	0.566			6,097	14,097	39
2022	365			7,624	0.658			7,624	0.658	7,624	0.658			3,264	10,888	30
Total	3,650	16,331	0.510	38,783	0.556	5,341	0.528	44,124	0.553	60,455	0.541	5,341	0.528	82,230	148,026	41

Table 1.11: Processing Plant Production Plan — Chapada/Suruca

Yamana Gold	Name of Asset	Chapada and Suruca
	Status	Operating and Project
	Date	December 31, 2010

PRODUCTION	Unit	Total	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Ore Feed Chapada	kt	368,716	21,555	22,000	22,000	22,000	22,000	22,000	17,500	14,000	14,000	14,000	14,000	14,400	22,000	22,000	22,000	22,000	22,000	22,000	17,261
Copper Grade	%	0.264%	0.431%	0.371%	0.308%	0.298%	0.290%	0.305%	0.330%	0.316%	0.321%	0.360%	0.257%	0.202%	0.190%	0.189%	0.185%	0.180%	0.185%	0.174%	0.180%
Copper Recovery	%	85.3%	86.8%	87.1%	86.1%	86.0%	85.9%	86.4%	86.9%	86.6%	87.6%	84.1%	84.1%	84.3%	84.4%	84.2%	83.9%	84.0%	84.0%	84.0%	84.0%
Copper Contained	Mlb	2,149	205	180	150	144	141	148	127	98	99	111	79	64	92	92	90	87	90	85	68
Copper Production	Mlb	1,840	178	157	129	124	121	128	111	84	87	93	67	54	78	77	75	73	75	71	58
Gold Grade	g/t	0.176	0.330	0.304	0.243	0.228	0.210	0.199	0.220	0.199	0.200	0.240	0.169	0.129	0.100	0.098	0.098	0.097	0.106	0.091	0.093
Gold Recovery	%	62.2%	60.7%	60.8%	58.8%	64.8%	63.0%	62.1%	63.7%	61.8%	76.0%	64.9%	61.9%	61.6%	61.3%	60.6%	61.1%	61.1%	61.1%	61.1%	61.1%
Gold Contained	koz	2,082	229	215	172	161	149	140	124	90	90	108	76	60	71	69	69	69	75	64	52
Gold Production	koz	1,299	139	131	101	104	94	87	79	55	68	70	47	37	43	42	42	42	46	39	32
Ore Feed Suruca Oxides	kt	16,331			3,000	4,000	4,000	4,000	1,331
Gold Grade	g/t	0.511			0.580	0.531	0.477	0.535	0.321
Gold Recovery	%	85.0%			85.0%	85.0%	85.0%	85.0%	85.0%
Gold Production	koz	228			48	58	52	58	12	—	—	—	—	—	—	—	—	—	—	—	—
Ore Feed Suruca Sulphides	kt	44,124							4,500	8,000	8,000	8,000	8,000	7,624
Gold Grade	g/t	0.553							0.491	0.514	0.535	0.530	0.566	0.658
Gold Recovery	%	79.8%							79.8%	79.8%	79.8%	79.8%	79.8%	79.8%
Gold Production	koz	626							57	105	110	109	116	129	—	—	—	—	—	—	—
Total Ore Feed	kt	429,171	21,555	22,000	25,000	26,000	26,000	26,000	23,331	22,000	22,000	22,000	22,000	22,024	22,000	22,000	22,000	22,000	22,000	22,000	17,261
Chapada	kt	368,716	21,555	22,000	22,000	22,000	22,000	22,000	17,500	14,000	14,000	14,000	14,000	14,400	22,000	22,000	22,000	22,000	22,000	22,000	17,261
Suruca Oxides	kt	16,331	—	—	3,000	4,000	4,000	4,000	1,331	—	—	—	—	—	—	—	—	—	—	—	—
Suruca Sulphides	kt	44,124							4,500	8,000	8,000	8,000	8,000	7,624
Gold Production	koz	2,152	139	131	149	162	146	146	147	161	178	179	163	166	43	42	42	42	46	39	32

1.8                     Suruca Metallurgical testwork

1.8.1                     Oxide Characterization

A summary of the oxidized ore studies are as follows:

•                  The characterization studies carried out by University of São Paulo using mineral liberation analysis (“MLA”) indicated the following: free gold particles 3.7% (greater than 37 microns), 55% of the gold associated with hydroxides of iron, 31% of the gold associated with silicates, 10% of the gold associated with other minerals and the gold grains have an average size of 8 microns.

•                  Cyanide leaching of the whole of ore sample at 100% passing 840 and 150 microns indicated gold recoveries of 75.9% and 89% respectively.

•                  Physical characterization test work indicated a Bond Work Index (BWi) value of 16.6 kWhr/tonne for a product grind size of 74 microns indicating that the Suruca oxide sample tested is moderately hard from the perspective of conventional ball mill grinding. Drop Weight Index (DWi) testing indicated that the sample tested was extremely friable.

•                  Gravity characterization test work was carried out by Knelson Research Laboratories. A conventional gravity recoverable gold (“GRG”) test indicated a gravity recovery of 35.4% recovery. Leaching of the gravity concentrate with cyanide indicated a leach recovery of a 99%. This is compared to direct leaching of the ore crushed to less than 147 microns which gave a cyanide leach recovery of 93.6%.

•                  Flotation test work conducted on the oxide samples produced poor results with an overall flotation and leaching recovery of the flotation concentrates produced of approximately 30% of the feed gold content.

•                  Column leach tests conducted were positive. 92% of the contained gold was recovered from the oxide sample submitted in a period of 52 days leaching. The sodium cyanide consumption was calculated to be 0.44 Kg/tonne using a Portland cement addition rate of 18 Kg/t. The agglomerated sample was also strongly agglomerated based on the promising “slump” tests results indicating 0% slump with no pooling or channelling  noted during the testing.

1.8.2                     Suruca Sulphide Characterisation

A summary of the sulphidised ore studies are as follows:

•                  The characterization studies carried out by University of São Paulo using mineral liberation analysis indicated the following: free gold particles 26% (greater than 37 microns), 59% of the gold associated with sulphides, predominantly Pyrite, 9% of the gold associated with silicates, 4 to 6% of the gold associated with tellurides; and the gold grains have an average size of 3 microns.

•                  Cyanide leaching of the whole of ore sample at 100% passing 75 microns indicated a gold recovery of 88%. Technological characterization of the sample indicated a total gold recovery of 76.9% for a sample less than 300 microns in size;

•                  Physical characterization test work indicated a Bond Work Index (BWi) value of 15.4 kWhr/tonne for a product grind size of 74 microns indicating that the Suruca sulphide sample has a moderately to high hardness from the perspective of conventional ball mill grinding. Drop Weight Index (DWi) testing indicated that the sulphide ore is very competent in nature;

•                  Gravity characterization test work was carried out by Knelson Research Laboratories. A conventional GRG test indicated a gravity recovery of 35.2% recovery. Leaching of the gravity concentrate with cyanide indicated a leach recovery of a 95%. This is compared to direct leaching of the ore crushed to less than 109 microns gave a cyanide leach recovery of 82.3%;

•                  Flotation testing was conducted in two separate stages. The stage 1 results utilising locked cycle testing indicated gold recoveries of 82% and 85% when leaching the flotation concentrates produced. The second set of flotation tests indicated 82% recovery for flotation and 85% leach gold recovery of the concentrate produced at a grind size p80 of 75 microns.

1.9                     Process and Plant Design

The Chapada Project was designed to process an average of 22 million tons of ore per year.

The gold is associated with copper minerals such as copper and iron sulphide, showing predominantly chalcopyrite and pyrite. Other sulphide also occurs, like calcosite, covelite, bornite.

The unit operation of process are: comminution (crushing and milling), classification (screening and hydrocyclones), concentration (flotation), solid-liquid separation (thickening and filtering).

The comminution process begins with primary crushing circuit, composed of two crushers in parallel. The double roller crusher (“MMD”) receives more friable material and Jaw crusher is feed with highest hardness material. The run of mine ore was crushed until 80% of the particles are reduced below 150 mm diameter. The crushed ore is transported by conveyor to stockpile and later to second stage of comminution.

The second stage is composed by semi autogenous mill, followed by a vibrating screening, pebbles crusher, ball mill, and three batteries of hydrocyclones. Overflow produced by hydrocyclones feeds the flotation.

The flotation circuit is composed of 18 cells and a flotation column which is divided as follows:

•                 4 cells rougher,

•                 2 rougher-scavengers,

•                 4 scavenger,

•                 6 cleaners,

•                 2 cleaner scavenger.

The flotation column works in a closed circuit with vertical mill (Vertimill) and a battery of hydrocyclones.

The concentrate produced by the column flotation is thickened, filtered and sent by road trucks.

Based on the metallurgical testwork results from the Suruca Project, the following structure was adopted:

•                  Oxide ore: conventional heap leach;

•                  Maracá plant — phase 1: Carbon in leach (“CIL”) and gravity concentrator installation to add 10% in average in the gold recovery rate;

•                  Maracá plant — phase 2: Installation of a third mill and additional flotation cells to increase 10% in the recovery rate and to feed Suruca sulphide ore in 2017.

Ore from the Suruca Project will be treated and incorporated into the Chapada mine total gold production through two separate processes. Firstly, the oxide ore will be processed using conventional heap leaching technology. Approximately 16.3 million tonnes of oxide ore will be processed over five years with annual gold production expected to average 45,600 ounces. This production is projected to begin in 2013. After oxide ore exhaustion, the sulphide ore  from the Suruca Project will be processed in the existing Chapada treatment plant following some plant modifications as described in the previous paragraph. Approximately 44.1 million tones of sulphide ore will be treated over six years with annual gold production expected to average 104,500 ounces per year. The production from the sulphide ore from the Suruca Project is projected to begin in 2017. In total then, Suruca should contribute a total of approximately 855,000 ounces of gold to Chapada mine gold production resulting in a revised production profile. In addition to the production outlined above, gold recovered from the Chapada mine will increase by approximately 218, 000 ounces over the project mine life. This increase is a result of plant modifications (sulphide phase I) which are projected to increase gold recoveries by 10%.

1.10              Project Implementation

The Suruca Project development schedule shown in Figure 1.3 is divided in three steps as follows:

•                  Suruca oxides

•                  Suruca sulphide and Chapada

•                  Phase I (CIL implementation + Gravity concentration in Chapada Project’s Plant):

•                  Phase II (Sulphide ore in Chapada plant with the implementation of mill circuit + flotation to treat the tailing of rougher cells):

Figure 1.3: Suruca Project schedule

1.11              Economic Results

1.11.1              Suruca Economic Results

The main objective of the pre-feasibility study of Suruca Project is to evaluate the economic viability of the Suruca Project development and implementation.

The project Project is to achieve an average annual gold sale of:

•                  46 koz/year of oxide ore gold from 2013 to 2017, generating a total of 228 koz;

•                  104 koz/year of sulphide ore gold from 2017 to 2022, generating a total of 626 koz;

•                  14 koz/year of gold generated from the increased recovery of gold at the Chapada mine where the sulphide ore will be processed. The Carbon in Leach system (“CIL”) used in the sulphide ore processing will be implemented at the beginning of the project, increasing the recovery of gold from 2013 through 2029 generating and additional 230 koz during that period;

•                  Based on current reserves, total project gold sales as a result of the suruca project development, based on existing reserves is estimated at 1,084 koz.

Project construction for oxide ore from the Suruca Project and increase in gold recovery for the Chapada mine will take place in 2011 and 2012 and the production phase of the project will start at the beginning of 2013.

The gold recovery rate increase  at the Chapada mine will happen in two stages:

1.             The first stage is associated with the carbon in leach (‘CIL”) plant and gravity concentrator implementation at the beginning of the project (Phase 1), adding 10% to the average recovery rate and;

2.             The second stage occurs on completion of the sulphide plant at the Suruca Project in 2016 (Phase 2), adding, an additional 10% to the recovery rate.

The cash flow analysis was completed by Yamana based upon data generated in the pre-feasibility study.

The main assumptions related to the base case are:

•                  Gold price equal to US$ 1,300/oz in 2013 and US$ 1,100/oz in subsequent years

•                  Rate of Exchange equal to Real (R$ ) 1.80/US$

•                  Sale Tax (CEFEM): 1% of annual sales value

•                  Investment made with 100% own capital

•                  Third party mine operation

•                  Processing plant operated by Yamana

•                  Discount rate of 5% in real terms per year

•                  Interest on equity equal to 10% per year (annual “Selic” rate of the Brazil Central Bank)

•                  Use of the following incentives: Special Regime for Acquisition of Capital Assets by Exporting Companies (RECAP) and drawback incentive for international supplies acquisition.

•                  Depreciation: according the present Brazilian legislation

•                  Income tax of 25% plus Social Contribution of 9% generating a total income tax of 34%

•                  Residual value composed by assets sells, tax credit recover of 70% for states taxes (the federal tax credits is recovered in the life project) and working capital return.

The following table shows the technical and economic parametres used in the study, as well the economic results for the phased development.

Figure 1.4: Economic and technical parametres

	OXIDES			SULPHIDES
ITENS	Mton	Grade	Koz	Mton	Grade	Koz	GOLD RECOVERY INCREASE
INDICATED RESOURCE	19.3	0.48	298	132.1	0.5	2.127
INFERRED RESOURCE	3.8	0.39	48	5.4	0.39	68	MARACÁ PLANT
MINERAL RESERVES	16.3	0.510	268	44.1	0.553	784

METALLURGICAL RECOVERIES	85%			80%			10% - 2013 - 2017 20% - 2017 - 2029
GOLD RECOVERED	228 koz			626 koz			230
MINE THROUGHPUT	4.0 Mtpy			8.0 Mtpy			22.0 Mtpy
AVERAGE ANNUAL PRODUCTION	46 Koz			104 koz			14 koz
LIFE OF MINE (years)	5			6			17
MINING METHOD	HEAP LEACH			GRAVITY + FLOTATION+ CIL			GRAVITY+FLOTATION+CIL
CAPEX (Without working capital)	US$ 59 M			US$ 125 M (Phase 2)			US$ 39 M (Phase 1)
SUSTAINING CAPITAL (With closure and mine development)	US$ 12.4 M			US$ 74.2 M
PLANT OPEX	US$ 3.35/t			US$ 3.27/t			—
MINE OPEX	US$ 2.22/t			US$ 3.54/t			—
G&A and Other	US$ 0.44/t			US$ 0.22/t			—
TOTAL CASH COST	US$ 6.01/t			US$ 7.03/t			US$ 0.39/t
TOTAL CASH COST	US$ 431/oz			US$ 496/oz			US$ 584/oz

AVERAGE CASH COST 1	US$ 479/oz
AVERAGE CASH COST 2	US$ 501/oz
NET PRESENT VALUE (5%)	US$ 117 M
IRR	15.0%
EXCHANGE RATE	1 us$ = R$ 1.80
SELLING PRICE	US$ 1,300/oz in 2013 and US$ 1,100/oz onwards.

TOTAL GOLD PRODUCTION:

Koz Au
OXIDES SURUCA	228
SULPHIDES SURUCA	626
GOLD REC. INCREASE MARACÁ	230
TOTAL	1.084

The discount rate sensitivity analysis is present in the Table 1.12.

Table 1.12: Suruca Project Sensitivity NPV x Discount Rate

Sensitivity Analysis - NPV x Discount Rate to the Firm

Discount Rate	NPV
15,00%	184.120
12,50%	18.143.413
10,00%	41.961.762
7,50%	73.882.126
5,00%	117.180.852
0,00%	259.946.288

Table 1.13 and Table 1.14 present the sensitivity analysis for the 5% net present value (“NPV”) of the project and the internal rate of return (“IRR”) respectively, Figure 1.5 and Figure 1.6 show the results graphically. For example, a 10% price change impacts the projects NPV and after-tax IRR by approximately US$ 61.0 million (US$ 117.2 million — US$ 56.2 million) and 5.2% (15.0% - 9.8%) respectively.

Table 1.13 : Suruca Project NPV Sensitivity Analysis (discount rate 5% p.y.)

Net present value of the cash flow to the firm

		Opex and
		other	Capex and
	Sale prices	expenses	sustaining
-30%	-77.862.067	205.247.285	168.795.289
-20%	-6.581.141	176.113.333	151.791.735
-10%	56.227.793	146.824.413	134.740.287
0%	117.180.852	117.180.852	117.180.852
10%	176.209.718	86.777.139	98.921.112
20%	234.333.135	56.226.025	80.756.360
30%	291.461.892	25.208.987	62.292.397

Figure 1.5: Suruca Project NPV Sensitivity Analysis

Table 1.14: Suruca Project IRR Sensitivity Analysis

IRR TO THE FIRM

		Opex and
		other	Capex and
	Sale prices	expenses	sustaining
-30%	-1,2%	22,1%	25,0%
-20%	4,4%	19,9%	21,0%
-10%	9,8%	17,5%	17,7%
0%	15,0%	15,0%	15,0%
10%	19,9%	12,5%	12,7%
20%	24,6%	9,8%	10,8%
30%	29,1%	7,1%	9,2%

Figure 1.6: Suruca IRR Sensitivity Analysis

According to this analysis, the Suruca Project is more sensitive to price, followed by operating expenditure (OPEX) variation, and then by capital expenditure (CAPEX) /sustaining

The worst scenario occurs when the price drops down 30% (average near US$ 777/oz) and when the IRR fall to — 1.2% p.y.

An increase of 30% in OPEX and CAPEX reduces the IRR for 7.1% p.y. and 9.2% p.y, respectively.

1.11.2              Integrated cashflow Chapada + Suruca

The cashflow Chapada Mine and Suruca Project is shown in Table 1.15.

Table 1.15: Chapada mine and Suruca Project Cash Flow

ID	Description	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total

1.	Net Profit	63.648	50.441	155.057	72.069	24.821	34.004	10.059	-29.230	3.579	22.864	6.203	11.107	-23.048	-20.757	-21.717	-20.061	641	-15.881	-15.198	-75.083	-11.452	-11.452	210.613

2.	Interest on Equity		3.652	12.110	20.940	10.205	10.411	16.660	12.927		1.565	608	856	302										90.237

3.	Depreciation & Amortization	24.288	30.881	41.095	53.331	57.295	66.482	76.156	75.103	69.088	69.695	41.910	37.367	29.195	25.937	23.430	18.309	7.336	6.636	4.207	2.310			760.049

4.	Investments	-35.985	-80.572	-85.308	-22.059	-68.306	-130.513	-23.799	-15.364	-30.230	-8.551	-8.294	-2.899	-10.279	-1.216	-1.326	-1.417	-1.326	-1.326	-548				-529.318

4.1	Capex		-28.819	-67.245																				-96.065
4.2	Sustaining	-35.985	-51.752	-18.063	-22.059	-68.306	-130.513	-23.799	-15.364	-30.230	-8.551	-8.294	-2.899	-10.279	-1.216	-1.326	-1.417	-1.326	-1.326	-548				-433.253
4.3	Initial Working Capital

5.	Working Capital Variations	-3.310	18.384	22.965	19.731	20.662	-4.842	7.976	13.472	-5.047	-6.687	18.778	4.211	16.649	639	1.040	1.609	-2.609	4.837	8.031	39.077	-5.040		170.525

6.	Tax balance	-1.155	-6.299	-4.848	-3.930	-5.582	-7.316	-3.244	-5.910	-6.644	-5.492	-5.076	-3.639	2.544	2.683	2.698	2.685	2.706	2.706	5.331	26.448			-11.334

6.1	Capex/Long Term Tax Balance	-538	-4.005	-2.993	-127	-3.013	-7.368	-560	-642	-1.325	-317	-264	-125	-140	-59	-25	-37	-36	-36	-36	15.153			-6.494
6.2	Opex/Short Term Tax Balance	-617	-2.294	-1.855	-3.803	-2.569	52	-2.683	-5.268	-5.319	-5.175	-4.812	-3.514	2.684	2.742	2.722	2.722	2.742	2.742	5.367	11.295			-4.841

7.	Project Residual Value																				52.073			52.073

	Cash Flow (c)	47.485	16.488	141.070	140.082	39.095	-31.774	83.809	50.998	30.745	73.395	54.128	47.002	15.363	7.286	4.124	1.126	6.748	-3.029	1.822	44.824	-16.492	-11.452	742.845

	Net Present Value:

Interest Rate (%	US$ 000
15,0%	383.852
12,5%	418.795
10,0%	460.459
7,5%	510.699
5,0%	572.016
Zero	742.845

Payaback Calculation:
• Discount Rate:	5,0%
• Years count starting zero		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21
• Years count based on operation	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22
• Discounted Cash Flow (zero base)	47.485	15.703	127.955	121.008	32.163	-24.896	62.539	36.243	20.809	47.311	33.230	27.481	8.555	3.864	2.083	542	3.092	-1.322	757	17.739	-6.216	-4.111
• Accumulated Discounted C.F.	47.485	63.189	191.144	312.151	344.315	319.419	381.958	418.202	439.011	486.322	519.552	547.033	555.588	559.452	561.535	562.077	565.168	563.847	564.604	582.342	576.127	572.016

Description	Factors	Units
Gold Price	1.100	US$/oz
Copper Price	2.50	US$/lb
Operating Costs	8.91	US$/t
Mining Costs (ore + Waste)	2.88	US$/t
Process Plant Costs	4.90	US$/t
Other Cash Costs	1.13	US$/t
Capital Cost	111,91	US$/oz
Mine Operational Capex	4,27	US$/oz
Plant Capex	107,65	US$/oz
Sustaining Operational	41,46	US$/oz
Reclamation & Closure	25,28	US$/oz

1.12              Conclusions and Recommendations

Based on profitable economic results of the Suruca Project, assuming a discount rate of 5% the Suruca Project has net present value (NPV) is US$ 117 million, it is recommended that the feasibility study including basic engineering be carried on.

The feasibility study will be split into oxides and sulphide studies, in order to simplify the permitting process and accelerate the oxides heap leaching implementation.

It is recommended that exploration drilling Projected to extend the deposit south be continued and that the in pit inferred resources be upgraded to increase mineral reserves.

2                      INTRODUCTION

Yamana and its wholly-owned subsidiary Mineração Maracá Industria e Comércio S.A. requested the preparation of this technical report concerning the Suruca Project in Goias State, Brazil.

The purpose of this technical report is to present the results of the pre-feasibility study regarding geology, mineral resources and mineral reserves, life-of-mine plan, metallurgy, processing plant and economic analysis and update mineral resources and mineral reserves at the Chapada Project.

Greg Walker, P.Geo., Senior Manager, Resources Estimation of Yamana is the qualified person for mineral resources at Suruca Project, Emerson Ricardo Re, MAusIMM, Resource and Reserves Corporative Manager of Yamana is the qualified person for mineral resources at Chapada mine, Sergio Brandão, P. Geo. of Yamana is the qualified person for Exploration and QA/QC, Raúl Contreras, Senior Engineer of Metálica Consultores S.A. is the qualified person for mineral reserves, Homero Delboni, Jr., Senior Consultant of HDA Serviços S/S Ltda, Ph.D. in Mineral Processing Engineering is the qualified person for processing plant.

Tabela 2.1: Responsibilities of each chapter

Author	Responsible for section/s
Sergio Brandão Silva

3: Property description and location; 4: Accessibility, climate, local resource, infrastructure and physiography; 5: History; 6: Geological setting; 7: Deposit types; 8: Mineralization; 9: Exploration; 10: Drilling; 11: Sampling methods and approach; 12: Sample preparation, analyses and security; 13: Data verification

Greg Walker	16.1: Suruca Mineral resource estimate
Emerson Ricardo Ré	16.1: Chapada Mineral resource estimate
Raúl Contreras G.	16.2: Mineral reserve estimate; 21.1: Mining operations
Homero Delboni Jr	15. Metallurgical testing and Mineral processing
Renato Petter

1: Executive Summary, 2: Introduction, 14:Adjacent Propoerties, 17: Other relevant data and Informartion, 18: Interpretations and Conclusions, 19: Recommendations, 21.2: Recoverabillity, 21.3: Production Scheduling Integrated, 21.4: Contracts, 21.5: Environmental, 21.6: Financial Analysis

This report is in metric units. Tonnes mean metric tonnes and ktonnes denotes 1000 metric tonnes. Metal grades of gold are in grams per metric tonne. Koz is an abbreviation for 1000 troy ounces since gold prices are quoted in troy ounces on world markets.  Copper metal is reported in US pounds since prices are commonly quoted in those terms. Mlbs is an abbreviation for 1 million US pounds of copper.

3                      PROPERTY DESCRIPTION AND LOCATION

The Suruca Project is located in the Alto Horizonte municipality in the state of Goias, Brazil, at approximately 14º 11’ 44” S, 49º 20’ 19”W and 375m of altitude.

Figure 3.1:General Area Map

Figure 3.2: Project Location Map

3.1                     Land Claims

The Chapada Project is divided into 16 claims totalling 18,921.37 ha. The details of the property claims are shown in Figure 3.3 and Figure 3.4. The project claims are held in the name of Mineração Maraca Indústria e Comércio S/A. In Brazil, property boundaries are filed electronically with the Departamento Nacional de Produção Mineral (DNPM), rather than physically marked.

The Suruca Open Pit will be inserted into the following claims: 860.708/2009 and 860.595/2009, totalling 845.75ha. Figure 3.4 shows the concession boundaries.

Figure 3.3: Chapada Project exploration claim outlines and roads

Figure 3.4: Mining and Exploration Concessions

Table 3.1: Mineral tenure status

DMPM Process No	City - State	Area(hectares) Exploration Claim	DNPM Exploration Permit N.[o]	Permit Grating DOU (3 Years)	Renewal Appication	Renewal Approval	New Renewal Application	Final Report Submission	Final Report Aproval	Application for Mining Concession	N.[o] Mining Concession	Grantting of mining Concession (DOU)	Status
808.923/1974	Alto Horizonte	3,000.00	316	8/3/1976	23/6/1976	1/8/1978	****	****	30/7/1979	18/10/1979	2394	11/12/1979	Mining Concession
860.931/1994	Alto Horizonte	571.78	1510	29/7/1987	****	****	****	****	27/7/2000	17/10/2001	351	26/10/2009	Mining Concession
860.158/1994	Alto Horizonte	967.70	9370	10/10/2006	6/8/2009 (3 years)	19/11/2009	****	****	****	****	****	****	Exploration Permit
860.273/2003	Alto Horizonte	978.91	2620	23/4/2003	****	****	****	****	****	****	****	****	Exploration Permit
860.239/2007	Alto Horizonte	1,917.31	3016	23/4/2007	****	****	****	****	****	****	****	****	Exploration Permit
861.854/2007	Alto Horizonte	1,405.96	3702	13/5/2008	****	****	****	****	****	****	****	****	Exploration Permit
860.240/2007	Alto Horizonte	1,528.98	3742	9/5/2007	4/3/2010 (3 years)	29/6/2010	****	****	****	****	****	****	Exploration Permit
860.255/2007	Alto Horizonte	1,974.16	3018	23/4/2007	19/2/2010 (3 years)	****	19/2/2010	****	****	****	****	****	Exploration Permit
861.093/2009	Alto Horizonte	400.00	11193	16/9/2009	****	****	****	****	****	****	****	****	Exploration Permit
860.595/2009	Alto Horizonte	516.25	7686	14/7/2009	****	****	****	****	****	****	****	****	Exploration Permit
860.708/2009	Alto Horizonte	329.50	7687	14/7/2009	****	****	****	****	****	****	****	****	Exploration Permit
861.074/2009	Alto Horizonte	1,959.50	11186	16/9/2009	****	****	****	****	****	****	****	****	Exploration Permit
861.075/2009	Alto Horizonte	631.97	11187	16/9/2009	****	****	****	****	****	****	****	****	Exploration Permit
860.177/2009	Alto Horizonte	999.23	13795	30/11/2009	****	****	****	****	****	****	****	****	Exploration Permit
861.078/2009	Alto Horizonte	1,740.12	11188	16/9/2009	****	****	****	****	****	****	****	****	Exploration Permit
861.088/2004	Alto Horizonte	1,998,29	329	11/1/2005	6/11/2007 (3 years)	9/7/2008	****	****	****	****	****	****	Exploration Permit

Under the Brazilian Mining Code of 1967, activities may be allowed according to three types of licenses:

•                  Applications for prospecting

•                  Exploration permits

•                  Mining concessions

The exploration leases held at the Suruca Project are covered by exploration permits granted by the DNPM. The exploration permits covering a maximum area of 2,000 ha for gold properties may be initially granted for three years, renewable for no longer than an additional three years. An annual tax based on the size of the area and the term of the license must be paid to maintain the exploration lease in good standing. At the end of the three year period, the license holder must submit a report to the DNPM detailing the results of all exploration activities and a preliminary assessment of the economic and technical viability of any deposits found. The license holder may then apply to the DNPM for a mining concession within a one year time frame, along with the required environmental licenses.

Yamana has stated that no environmental permits are required at this stage of permitting.

Chapada permit

A substantial amount of environmental study, analysis and regulatory review was made for the Chapada Project.  In November, 1996, Geomina Consultants, from Goiânia, State of Goiás, Brazil, developed an Environmental Impact Study. This report was used for public comment and as support for application for permits. Yamana obtained the three environmental permits required for mine operations in Brazil: 1) the first environmental license (LP) was issued in December 1999; 2) the construction license (LI) was issued in April 2001 and it was renewed twice in April 2003 and April 2006; and 3) the operation license was published in November 2006, and it is valid until April 2008. The operation of the Chapada Project started up in November 2006.

On December 2007, Chapada Project submitted to the State of Goiás Environmental Agency all necessary documents to obtain the operational environmental license renewal. The license renewal was issued in September 2009 and is valid until March 2011.

The Chapada mine posseses all the licenses (operation, deforest, water use permit, etc) needed to operate.

3.2          Exploration and mining activities by “garimpeiro”

The Suruca small miners old works (“Garimpo”) are located about 3 Km to east of Alto Horizonte. It is characterized by an elongated excavation, N30oE with 600m, average width of 50m and 10m average depth (locally reached 18m). According verbal information of miners who worked there in the 1980’s about 200 kg of gold was mined. Currently the “garimpo” is disabled.

4                      ACCESSIBILITY, CLIMATE, LOCAL RESOURCE, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1                     Accessibility

The Suruca Project e Chapada mine property are located in the northern part of Goiás State, approximately 320 kilometres north of the state capital Goiania and 270 kilometres northwest of the national capital of Brasilia.

Access to the Project from Brasilia is along BR-153 (Belem/Brasilia) up to Campinorte (GO) and then GO-465 (Campinorte/Santa Terezinha) in the west direction to Alto Horizonte. Close to Alto Horizonte there is one airstrip 800 metres long (Chapada Airport), which can be used by small aircraft. Figure 3.1 shows the location of the projects within Brazil and Figure 3.2 shows the location of the project within the region.

4.2                     Topography, elevation, vegetation and physiography

The average elevation of the project is approximately 300 metres above sea level. The topography is characterized by low rolling hills, with large contiguous flat areas. The sites chosen for waste disposal, the plant, and other ancillary facilities are suitable for the current operation.

The vegetation there is referred to as Cerrado, a tropical savannah eco-region which comprises a diverse variety of low tropical trees, shrubs, and native grasses, most of which have been cleared and serves as cattle grazing land owned by local landowners.

The main river is Rio dos Bois and there are four small creeks called Mutuzinho, Goncalves, Seriema and Suruca. A lateritic mantle related to the peneplain is common in the region and is 5 to 30 metres thick.

4.3                     Climate and Precipitation

The region has a tropical climate characterized by two well defined seasons.The rainy season from November to March and the dry season from April up to October with an annual average rainfall of 1500mm. The average annual temperature is about 22°C. Exploration activities are usually not interrupted by climatic conditions, except when there are brief electrical storms.

4.4                     Local Resources and Infrastructure

Local economic activity is mainly agro-pastoral but there are some small scale mining activities related to gold in alluvium and quartz veins, and for clay used to make bricks.

The most important towns in the region are Uruaçu, Campinorte, Porangatu and Mara Rosa. All of them have good infrastructure to support field activities. The town of Alto Horizonte is located only 3 km west of the Suruca Project.

The municipality of Alto Horizonte has a population of 3,116habitants and the nearby towns (within 50 km) as Campinorte has 9,697 habitants, Mara Rosa 10,409 habitants and Uruaçu

33,382 habitants (Source IBGE 2007). These cities could provide key resources for manpower, schools, housing, health services, communications and other resources that may be necessary for the project.

5                      HISTORY

5.1                     Chapada

The Chapada Project´s deposit was discovered during 1973 by the Canadian company, INCO Ltda. (“INCO”) followed up with geochemical, geophysical, trenching, and initial drilling.  The sequence of project ownership and exploration is summarized below.

1975-1976	INCO completes a 2000m x 500m grid drilling program. Parsons-Eluma Projetos e Consultoria S/C, a Brazilian copper company acquires a 50% interest in the project.

1976-1979	INCO and Parsons-Eluma completes 200m x 100m drill grid. A 92m deep shaft is completed with 255m of crosscuts for exploration and metallurgical sampling.

1979-1979	Mining concession Number 2394 covering 3,000 hectares is issued to Mineracao Alonte by the Departamento Nacional da Producao Mineral.

1980-1981	Soil drilling was completed in the future plant, tailing ponds, and potential water dam areas.

1981	Feasibility study completed by Parsons-Eluma.

1994-1995	A 4500m drilling program re-evaluates a near surface gold deposit. A preliminary feasibility study was completed by Watts, Griffis and McQuat.

May 1994	Mineração Santa Elina Industria e Comercio S/A acquires the Chapada deposit through a subsidiary Mineracao Maraca.

July 1994	Echo Bay acquires an initial interest in Santa Elina by purchasing 5% of the outstanding shares from Sercor.

Dec 1994	Santa Elina completes its initial public offering.

Sep 1995

Santa Elina and Echo Bay approve the Chapada Project joint venture. Santa Elina issues about 3% of the outstanding shares to Echo Bay. Echo Bay receives the option to acquire 50% interest in the project.

May 1996	Santa Elina is privatized and Sercor and Echo Bay become equal owners of the company.

Dec 1996	Santa Elina completes an in-fill drilling program

Dec 1997	Independent Mining Consultants, Inc. reviews the Echo Bay model and completes a mine feasibility study.

Jan 1998	Kilborn Holdings Inc., now SNC-Lavalin Group Inc., completes the Chapada Project Bankable Feasibility Study (the 1997 study referenced in this document).

Nov 1999	The initial environmental license was issued (LP)

Apr 2001	The construction license was issued .

May 2000	PINUS acquires 100% of Mineracao Maraca.

2003	The project was acquired by Yamana.

2004

Yamana engaged Hatch Limited, Independent Mining Consultants, Inc. and other consultants to progress various aspects of the feasibility of developing the property. The study was completed in August 2004

2004	Yamana secured $100 million in debt financing for the construction of the Chapada Project in October. A formal construction decision was made in December.

2005	Plant construction and mine waste stripping commence.

2006	Construction completed during the fourth quarter of 2006 with concentrate production in November.

2007	Commercial production declared on February 11, 2007.

2007

Yamana re-started exploration program with 9 holes/1924 metres of diamond drill holes in east Chapada deposit for check extension mineralization intercepted for old drill executed in 1996 by joint venture Santa Elina-Echo Bay and for test easter sinclinal using model of mineralization associate volcanogenic massive sulphide.

2008	Yamana commenced work on the mine expansion at Chapada mine initially to increase production from 16 Mtpy to 20 Mtpy and subsequently to 24 Mtpy.

2010

Yamana developed exploration drill holes on the south west area of the main pit and infill hole to support mineral resource reclassification. No resource estimation was developed using the new set of drilling.

5.2                     Suruca

The Suruca Project has been explored by different companies since the 1970’s and in the 1980’s was exploited by garimpeiros. See below the summary activities:

•                  Suruca was worked by several companies : Inco/Eluma (1980 to 1981), Cominco (1987 to 1988), WMC (1993 to 1994) and Santa Elina/Echo Bay (1996 to 1997);

•                  1980’s exploited by “Garimpeiros”;

•                  In 2008 Yamana began exploration work with geological mapping, chip sampling and shallow drilling (Suruca South);

•                  In 2009 Yamana completed further drilling in a magnetic anomaly and the Suruca Garimpo with positive results.

6                      GEOLOGICAL SETTING

6.1                     Regional Geology

The geological setting of Suruca Project comprises tonalitic/dioritic orthogneisses and narrow NNE-striking metavolcano-sedimentary belts so called Mara Rosa Magmatic Arc (Figure 7.1). The crystallization of plutonic rocks showed Neoproterozoic age with two main stages: the older between 890 and 790 Ma and the younger at 670—600 Ma. The Brasiliano event (630-550 Ma) was responsible for the deformation and metamorphism in greenschist to amphibolite-facies conditions.

In the Chapada—Mara Rosa area, the medium to coarse-grained metaplutonic rocks of dioritic to tonalitic composition rocks locally show well-preserved plutonic textures such enclaves and porphyritic textures. They are geochemically very primitive, with SiO2 contents lower than 60%, and a calcic to calc-alkaline character,characterized by low Rb, Nb, Y, Zr and REE contents.They are regarded as similar to M-type granitoids of immature island arcs.U—Pb isotopic data have demonstrated, however, that the tonalitic and associated mafic magmatism took place in two distinct time intervals: the older, between 884 and 807 Ma, and the younger, and apparently more voluminous stage, between ca. 640 and 622 Ma. Nd isotopic data indicate the very primitive nature of the original magma, with TDM model ages mostly between 0.9 and 1.1 Ga and eNd(T) values between + 3.0 and + 4.6.

The supracrustal rocks form three individual NNE-striking belts, known as the eastern, central and western belts. These belts are separated by orthogneiss (Figure 6.1).The three belts are composed of metabasalts, intermediate and felsic metatuffs, finegrained metagraywackes, garnet—mica schists, metacherts, iron formations, quartzites and metaultramafic rocks. U—Pb zircon data for small elongated bodies of mylonitic granites in the Posse Gold Mine yield a crystallization age of 862 Ma. Titanites from the same sample yield a metamorphic age of 632 Ma that represent the peak of metamorphism.

Amphibolites of the volcano-sedimentary sequence are either tholeiitic, rich in Mg, Ni and Cr and similar to boninites, or are calc-alkaline. The amphibolites represent fragments of oceanic crust and the latter are related to arc magmatism. These amphibolites are chemically similar to modern-arc tholeiites and are interpreted as having originated in a back-arc setting.

Metasedimentary rocks represented by feldspathic garnet—mica schists and fine-grained biotite gneissesare abundant in the supracrustal belts, especially in the western belt. The Sm—Nd isotopic compositions ofthese rocks give TDM model ages mostly in the range between 0.9 and 1.2 Ga. This indicates that they are the product of erosion of the arc rocks, with little contribution from older sources. The placement of the original sediments must have taken place far from any old continental source area and probably happened in an intraoceanic setting.

Figure 6.1: Geological Map of Chapada- Suruca region

The last magmatic event is represent by tardi to pos - tectonic granitic (e.g., the Faina, Angelim, Estrela and Amador granites) as well as gabbro—dioritic bodies (eg, Diorite close to Chapada). The granite bodies include mainly biotite granites and two mica leucogranites, with local granodioritic facies.The mafic intrusions are dioritic and, to a lesser extent, gabbroic in composition and very commonly display magma mixing structures. The Precambrian geological evolution of the Mara Rosa arc ended, therefore, with an important bimodal magmatic event, which has been interpreted to be associated with final uplift and collapse of the Brasiliano Orogen.

6.2                     Local Geology

In the context of Mara Rosa volcano sedimentary sequence the Chapada mine and Suruca Project deposit are inserted in Eastern Belt. Arantes (1991) defined the Eastern Belt in the Mara Rosa region composed by metavolcanic and metasedimentary rocks divided from bottom to top into four units:

Amaro Leite Unit: represented by a thick package of metasediments, predominantly metagraywackes interlayered with mafic tuffs;

Araras Unit: dominantly composed of mafic to intermediate metatuffs with subordinate intercalations of metagraywackes, felsic metavulcanics and cherts, the thickness of this Unit reaches 1300 metres;

Posse Unit: composed predominantly of metatuffs metalapilli-tuffs and rhyolite composition exhibiting gneissic texture. This unit has about 400 metres thick;

Carambolas Unit: consists of a sequence of mafic metavolcanic and metatuffs interlayered with intermediate metavulcanics rocks, and the package has a thickness of about 1200 metres.

The Eastern Belt in Chapada-Suruca region comprises a thick package of amphibolites succeeded by volcanic and vulcanoclastic rocks and on the top metasedimentary rocks. The metavulcano-sedimentary are intruded by metaplutonic rocks of dioritic to quartz-diorite composition (can be related to M-type granitoids of immature island arcs). These intrusions are associated to magmatic fluids responsible for Cu — Au and Au mineralization was also formed by the hydrothermal alteration. Tardi-tectonic body is represented by unmineralized and little-deformed diorite porphyry in SE of Chapada pit. Pos-tectonic granites are represented by pegmatites that are exclusive of Chapada mine.

U-Pb data provided age of 884.9±9.4 Ma for kyanite-epidote-muscovite-biotite feldspathic schist, which represents the crystallization age of volcanic rocks, considered the protolith of association metavolcanosedimentary rocks, and an age of 864.9±5.6 Ma for biotite gneiss, corresponding to the age of crystallization of igneous protolith.

The Cu-Au deposit at the Chapada mine comprised of products of hydrothermal alteration of Cu- Au porphyry system, these alteration are: biotitization (potassification) represented by biotite schist (BFS), biotite microcline bearing gneiss (GNS);sericitization represented by pyrite-quartz-sericite schist (SQS); advanced argillic alteration represented by kyanite bearing schists (SKQS) and kyanite quartzite (SQZT);and rocks products of propylitic alteration such epidote-rich rock (epidosite),besides unaltered rocks represented by amphibolites with calc-alkaline affinity, volcanoclastic represented by metatuffs and lapilli tuffs and metasedimentary rocks represented by garnet biotite schist, staurolite sillimanite biotite schist muscovite schists, biotite muscovite schist and metagraywacke (Figure 7.2).

Figure 6.2: Geological map of Chapada - Suruca region with the localization of Chapada pit and Suruca designed pit (based on Suruca resource data)

6.3                     Property Geology

The Suruca Project (Figure 6.3) was grouped from the base to the top as: Amphibolite (“ANF”), Intermediate Metavolcanic rocks (“MVI”) and Metassediments (“MTS”), there are several intrusions of Quartz Diorite porphyry (“QDP”) that occur preferentially in the intermediate metavolcanic rocks (“MVI”) and Metassediments (“MTS”).The hydrothermal alteration overprints the lithologiesand is characterized by inner and outer halos: i) Inner halo occurs in the intermediate rocks, metassediments and diorites with strong and pervasive sericitic alteration (MVA); ii) outer halo is characterized by propylitic halo that occurs mainly in the amphibolites.

Figure 6.3: Geological Map of Suruca Project

The stratigraphy of the Suruca Project and Chapada mine region is comparable with the Carambolas Unit in the Mara Rosa region, except in Suruca Project region, where the top of the stratigraphy has a thick layer of metasediments and in Chapada mine tuffs and lapilli tuffs occur (Figure 6.4).

All these rocks are covered by thick (average of 30m) lateritic profile. The lateritic profile is represented by a typical immature lateric terrain that was subdivided to base to the top in: coarse saprolite, saprolite, mottled zone or argillic zone, lateritic duricrust and pisolitic soils (products of alteration of duricrust).

The lithology units of Suruca Project are characterized as follows: Amphibolites (“ANF”),Intermediate Metavulcanics (“MVI”), Metasedimentary (‘MTS”),Quartz porphyry Diorite (“QDP”) and altered Metavulcanics (“MVA”).

Figure 6.4: Stratigraphic correlation

Amphibolites (“ANF”): The amphibolites represent metavolcanic mafic rocks characterized by the following lithological terms: amphibolite; garnet-amphibolite, quartz Amphibolite. Propylitic alteration changesthe composition of this rock to epidote-amphibolite, hornblende quartz epidosite.They are presented with fine to medium-grained, greenish and often with a gneissic banded and/or nematoblastic texture.

Intermediate Metavulcanic (“MVI”): Intermediate metavolcanic is characterized by amphibole-biotite gnaisse, amphibole-sericite-biotite schist, muscovite-epidote-biotite schist, garnet-epidote-quartz-muscovite-biotite schist. In general this unit is associated with propylitic halo that generate a pervasive cloritization and epidotizaition, when showing strong sericitization.

Metassedimentary (“MTS”): Metassediments rocks are characterized by garnet-biotite schist or garnet-biotite-epidote-muscovite-quartz schist. These rocks were possibly as pelitic or psamo-pelitic rocks. This unit can be overprinting by sericite or propylitic hydrothermal halo.

Quarzt Diorite porphyry (“QDP”): Characterized by intrusive quartz diorite porphyry, can occur with isotropic or sheared texture.The quartzdiorite sheared lost the igneous features and is represented by mylonitc schist with strong sericitization and sulphides. The isotropic quartz diorite is generally related to propylitic alteration.

Altered Metavulcanics (“MVA”): Altered Metavolcanic rocks are characterized by carbonate-muscovite-chlorite schist, plagioclase-biotite-quartz schist, carbonate-epidote-muscovite-quartz schist, epidote-quartz-muscovite schist, carbonate-biotite-epidote-quartz-muscovite schist, albite-muscovite-quartz-carbonate-epidote schist. All this schist presents a high contents of sulphides represented by pyrite, galena, sphalerite, chalacopyrite. This unit is product of sericitic hydrothermal alteration from MVI or QDP.

6.4                     Structural

The Goias Magmatic Arc has two main tectonic features (Figure 6.5):(i) large-scale high-angle thrust to reverseshear zones (Rio dos Bois Fault), developed during the Brasiliano Orogeny and separating the Neoproterozoic sequence from the Archaean granite—greenstone terrains of the Crixa´s—Hidrolina area in the south and from the Mesoproterozoic Serra da Mesa metasedimentary sequence in the east; (ii) extensive NNE-trending, vertical dextral strike—slip shear zones Transbrasiliano lineaments.

The Chapada mine and Suruca Project are included throughout the deformational Rio dos Bois System Faults, associated with formation of the Magmatic Arc Brasiliano orogenic cycle. The observed deformations in the field were ranked in four phases, following deformities criteria such as penetrate of the foliation, deformation regime, metamorphic facies and structures developed for each event associated referred to as D1, D2, D3 and D4 that are summarized in Table 6.1 and illustrated in Figure 6.5.

The D1 deformation phase is characterized by ductile deformation, compressive and progressive, in medium to high amphibolite facies, which generated intrafoliation isoclinal F1 folds, recumbent, eventually transposed generating boudins. The foliation is penetrative in the direction of N40°E to N50°E, dipping low to moderate angle (15° to 30°) to NW, with fold axis bending (Lb1) to N40-50°E and which often show thinning of the flanks and thickening of the hinge.

The stage D2 is coaxial and progressive to D1 and is characterized by the foliation S2 with direction N20-30°E and dip with moderateangle (40° to 50°) to the NW.The F2 folds are asymmetric with axis (LB2) direction N-15°-25°E. Retrometamorphism occurred at this stage at greenschist facies.

Phase D3 is characterized by brittle-ductile deformation, with the Lb3 axis directed N45°W, marked by open folds and spaced fracture cleavage (S3). The interference with the D3-D1//D2 generated a pattern of dome-basin, generating a double dip of LB1 and LB2to NE or SW.

Phase D4 is represented by a brittle-ductile tensional tectonics, which are generated oblique and normal faults with reactivation of lineaments (mostly in N-S or E-W direction), which may be filled by quartz, carbonates and epidote (Copy+Py). In this phase, only stretch lineations (L4) and discrete foliation along the faults (S4) are generated.

Table 6.1: Events and structural features of Brasiliano deformation in the property area

Event	Phases	Foliation(S)	Lineation (L)	Folds (F)	Metamorphism
	D1	S1	Lb1	F1	Amphibolite
Brasiliano (Neoproterozoic)	D2	Sm; S2	Lx;Lb2	F2	Greenschist
	D3	S3	Lb3 -	F3	Low Green schist
	D4	S4	L4

Figure 6.5: Sketch of structural geology in Chapada - Suruca region

7                      DEPOSIT TYPES

The mineralization in the Chapada mine is currently interpreted as a porphyry and epithermal system associated with an island arc stage (864 Ma) overprinted by remobilization of orogenic fluids during Brasiliano events (630 — 580Ma) (Silitoe, 2008 and Espada, 2010 — Internal report).The porphyry and epithermal system can be separated into three distinct mineralizations, based on the style of hydrothermal alteration,and metal association: i) Cu-Au porphyry system represented by Chapada Mine; ii) Au High Sulphidation represented by HS (Hidrotermalito) Project; and iii) Au (Ag-Pb-Zn) Intermediate Sulphidation represented by Suruca Project (Figure 7.1).

Figure 7.1: Sketch of Chapada system (Silitoe, 2008)

7.1                     Cu-Au porphyry system

The Chapada orebody is a typical system prior to extensive modification during the D1 deformation event. The characteristics of the copper-gold porphyry mineralization are:

•                  Association copper, gold and molybdenum;

•                  Transposed remnants of A-type quartz, D-type sericite-bordered pyrite and anhydrite veinlets are still recognizable in the biotite-rich gneiss and schist, which is interpreted as a former zone of biotitic alteration;

•                  The best copper and gold values are found in biotite-rich metamorphic rocks containing disseminated chalcopyrite and magnetite, but little pyrite: a typical situation in porphyry copper-gold deposits;

•                  The hydrothermal alteration of potassic (biotitite), sericitic, propylitic and argillic fit with the alteration of younger Cu-Au system.

The biotite-plagioclase gneiss (“GNS”) biotite schist (“BFS”, Figure 7.2) hosts most of the copper-gold ore and with the lower-grade mineralization are believed to correspond to a standard biotitic alteration zone prior to the intense contractional deformation under amphibolite facies metamorphic conditions. Granular A-type quartz veinlets with magnetite and chalcopyrite characterize biotitic alteration zones and, notwithstanding the intense deformation, are still identifiable in the biotite-rich gneiss and schist at Chapada.

The upper parts of biotite alteration zones are commonly overprinted by sericitic alteration, either as a stockwork of D-type veinlets or in more pervasive form the transposed muscovite veinlets are thought to represent a D-type event, whereas the sericitequartz schist (“SQS”) in the southern part of the pit is considered as a former sericitic zone (Figure 7.2).

Figure 7.2: Location of Chapada Mine (Cu-Au), Suruca Project (Au-Ag+/-Zn) and Hidrotermalito (Au)

The quartz-muscovite-kyanite schist (“SQKS”) being a metamorphosed argillic alteration zone. The propylitic system is represented by the association of epidote+chlorite+carbonate in ANF and MVI rocks of Mara Rosa Sequence.

7.2                     Epithermal system

There are two other prospects adjacent to the Chapada mine with characteristics of epithermal deposits that may be similar to a copper-gold porphyry model. The first prospect is Suruca Project that has style of gold-zinc mineralization associated with sericite-chlorite-epidote-carbonate (-biotite) argillic to the propylitic alteration seen at Suruca could fit in the intermediate-sulphidation epithermal type (IS). The second prospect is Hidrotermalite Project that is an extensive belt of kyanite-muscovite-quartz rocks that occur approximately 4 km to the east of the Chapada mine open pit. This belt can only be interpreted as the metamorphosed product of an advanced argillic (AA) lithocap.

The Lepanto-Vitoria in the Philippines is an example of this model of primary mineralization with copper-gold porphyry, intermediate sulphidation and high sulphidation is deposit of Au (Ag-Pb-Zn) Intermediate Sulphidation System.

The style of gold-zinc mineralization associated with sericite-chloritecarbonate (MVA, Figure 7.2) and propylitic alteration (ANF and MVI) propylitic seen at Suruca could fit in the intermediate-sulphidation epithermal type (IS). These types of epithermal deposits are generated distally from, but roughly at the same time as, porphyry systems. They result from more evolved, less corrosive fluids and/or more reactive mafic wall rocks that will buffer acid high-sulphidation fluids to produce sericite-illite-carbonates (notably manganese-bearing carbonates) argillic assemblages - going outwards into smectite-chlorite and epidote-chlorite - instead of the more acid advanced argillic alterations - alunite+/kaolinite+/-vuggy silica - seen where high-sulphidation fluids hit more felsic rocks. The characteristics of intermediate sulphidation mineralization are:

•                  IS deposits which typically contain base metals (Zn, Pb and Mn) together with gold and silver;

•                  The high manganese content (e.g. ~1000-1500 ppm in hole SU-11) broadly associated with the Suruca mineralization is also typical of IS systems and is likely due to former presence of rodocrosite or manganese-rich calcite in the pre-metamorphic alteration assemblage. High manganese is seen e.g. in holes and in thin sections;

•                  The distance of 4  kilometres between Chapada and Suruca is within the normal distance range between porphyry and genetically related IS systems;

•                  The presence of iron-poor sphalerite is typical of IS system.

7.3                     Au High Sulphidation system

The AA lithocap was presumably overlying the nearby Chapada Project´s copper-gold porphyry system in the pre-deformation geometry of the magmatic-hydrothermal system. The lithocap at Chapada mine hosts anomalous to ore-grade gold values associated with abundant sulphide boxwork and relict pyrite that, given its advanced argillic alteration, must therefore represent a high-sulphidation gold system (HS).

The alteration rocks are represented by aluminum- and K-rich kyanite-muscovite-quartz (SQKS, Figure 7.2) assemblages that must result from the metamorphism of clay+/-alunite rich alteration. The other are quartzite and kyanite quartzite (SQZT, Figure 7.2) that represented silicified hydrothermal breccias or as vuggy to massive silica, this host most of Au mineralization as well as the sulphides of high sulphidation state (covellite, enargite).

7.4                     Brasiliano Orogen Fluids

The disseminated, low grade character at the mineralization at the Chapada mine and Suruca Project is relatively unusual for porphyry and IS deposits, which tend to occur more frequently as vein systems or breccia pipes. We believe that the deformation, mainly D2 phase, was responsible for epigenetic hydrothermal processes, associated with Rio dos Bois shear zone at the end of the Brazilian Orogeny, between 600 and 560 Ma.

The epigenetic hydrothermal fluids are responsible for the remobilization of Au and base metals in both system (Chapada mine and Suruca Project). Chapada is characterizated by the transformation of magnetite-biotite gneiss to biotite schist (biotitization) and in Suruca the dissemination of the mineralization in propylitc halo that is not usual in IS system. In the HS system appears that the epigenetic fluids not remobilize metals due to the low reactivity of the silicified rocks.

8                      MINERALIZATION

8.1                     Chapada

The primary copper-gold mineralization at the Chapada mine is epigenetic. Copper is principally present as chalcopyrite with minor amounts of bornite.  Fine grained gold is closely associated with the sulphide mineralization and was likely contemporaneous with copper.

Copper mineralization occurs as finely disseminated crystals, elongated pods, lenses along foliation, crosscutting stringers, and coarse clots in occasional late stage quartz veins or pegmatites. The copper mineralization and grade are somewhat better in the Central Zone of the deposit along the anticline axis than in the surrounding anticlinal limbs. However, copper mineralization is pervasive over a broad area.  Gold mineralization is more uneven spacially and may have been remobilized by post mineral low temperature alternation events.

8.2                     Suruca

The Suruca Project´s orebody has outlined a resource with a strike length of 1,900 metres and 800 metres of down dip from surface.  The main direction is N400E and dipping 20 to 300NW controlled by foliation S1 (Figure 8.1).

Figure 8.1: Suruca orebodies with strike length of 1,900 metres and and 800 metres of down dip to surface

The orebody is characterized by oxide and sulphides ores (Figure 8.2). The oxide ore consists of about 11.7 % of the deposit and is associated with a weathering surface with a width between 35 to 40 metres depth with average gold of 0.41g/t Au. The oxide ore is characterized by soil, mottled zone, fine saprolite and coarse saprolite.

Figure 8.2: Cross Section showing the oxide and sulfhide ore bodies dipping 250 to northwest

The sulphide ore is characterized by fresh sulphides and rocks and occurs in four orebodies (“Suruca 1’’, “Suruca 2’’, “Suruca 3’’ and “Suruca 4’’) that represent only spatial occurrences of mineralization. The ore bodies are detailed below:

•                  Suruca 1: the upper ore body and represents 1.1% of the deposit, with an average gold grade of 0.36 g/t Au;

•                  Suruca 2: the main ore body with 80.3% of deposit, with average gold grade of 0.40 g/t Au. This ore body has four internal waste bodies called of Waste 1, Waste 2, Waste 3 and Waste 4;

•                  Suruca 3: deeper than Suruca 2 with 1.1 % of the deposit, with average gold grade of 0.47 g/t Au;

•                  Suruca 4: the deepest ore body with 5.8% of the deposit and with average gold grade of 0.41 g/t Au. This ore body has an internal waste (“Waste 5”).

The hydrothermal alteration in sulphide ore is associated with sericitic and propylitic alteration halo. The proportion is about 44% in the sericitic and 37% in propylitic. The sericitic alteration is characterized by sericite, +/- biotite and carbonate with pyrite, galena, spharelite and some chalcopyrite. The propylitic alteration is characterized by epidote, chlorite, carbonate and pyrite. The expectation is that most of mineralization was contained in sericitic halo. The high proportion in the propylitic halo is not normal. This can be a strong evidence that a system of Au-Zn-Ag was remobilized by epigenetic fluids along structures. The two types of ore have different features: the sericitic may be related to zinc, but the high values of gold always have an “envelope” of zinc. The propylitic halo has a direct relationship between gold and zinc. To confirm this relationship we also utilized the assay results with graph of Au x Zn (Figure 8.3).The Suruca Project was submitted to a strong metamorphism and deformation that caused Au, Ag and zinc remobilization.

Figure 8.3: Graphics of Au x Zn and S x Au to sericitic halo and propylitic halo. The sericitic halo don´t have direct relationship with zinc and neither with S, contrasting with propylitic halo that have direct relationship with Zn and S.

The study case of elements of mineralization showed that the high grade values of gold are related to folded quartz vein/veinlets with sericitic and biotite alteration, instead of the samples with high sulphides concentrations (Figure 8.4). The second generation of quartz veins/veinlets with sulphides (esphalerite+galena+pyrite), carbonates and epidote shown grades intermediates, but with correlation between zinc and gold.

The high grades are compelling evidence that main mineralization pre-date the event of deformation, so high grade of gold remains in epithermal features and is not associated with a structural control (Figure 8.5).

Figure 8.4: Selective sample (black square) in high grade assays of Suruca. The picture on the left shows high contents of sulphides (esphalerite+galena+pyrite) with a lower grade than interval, and the picture on the right quartz shows veinlets with grades higher than interval.

Figure 8.5: Geological map of Suruca Project with executed drill holes. The red shell represents the drill that intercepted high grade values, always associated to folded quart-veinlet. The southwest portion of the high grade shell still open

9                      EXPLORATION

9.1                     Chapada

A summary of the exploration history was provided in the Micon International Ltd Technical Report on the Chapada Copper dated July 2003 and the more recent Independent Mining Consultants, Inc report dated March 2008.

Additional copper-gold anomalies have been identified along the general trend defined by the northwest strike of the Chapada Project deposit. Exploration of the roughly 50km trend has been undertaken by Yamana predecessors with geophysical, geochemical, and drill sampling means with some success.

The Chapada Project’s mineralization was discovered in 1973 during a regional program of stream sediment sampling.  Follow up work by INCO was conducted during 1974 and 1975 that included detailed stream sediment surveys, soil geochemistry, geophysics, trenching and broadly spaced initial Project drilling.

There are few outcrops in the Chapada Project area due to the laterite-saprolite cover. Consequently, deposit definition required extensive diamond drill exploration.  Development drilling of the deposit occurred in several campaigns from 1976 through 1996 by INCO, Parsons-Eluma, Eluma- Noranda, Santa Elina, and Santa Elina-Echo Bay.  Section 11 describes the accumulated drill hole database that now amounts to 856 drill holes.

In 2007, Yamana re-started the exploration program with 9 holes totaling 1924 metres of diamond drill holes in east Chapada Project deposit for check extension mineralization intercepted for old drill executed in 1996 by the joint venture Santa Elina-Echo Bay and for test easter sinclinal using model of mineralization associate volcanogenic massive sulphide.

An early 2008 consultancy by Richard Sillitoe defined a genetic model of mineralization with typical porphyry copper-gold system (Cu-Au-Mo association), that underwent intense isoclinal folding and amphibolite facies metamorphism during continental collision at the end of the neoproterozoic. However, the original mineralogy may not have been so profoundly changed, because of the stability of minerals like quartz, anhydrite, pyrite, chalcopyrite, magnetite and biotite under amphibolite facies conditions. The economic mineralization is structurally controlled by the axial zone of an asymmetric D2 anticlinal fold, due to remobilization chalcopyrite. Sillitoe highlights that porphyry copper-gold deposits worldwide have a strong tendency to occur in clusters, with as many as a dozen discrete centers being known from some districts (e.g. Northparkes, New South Wales, Australia). The marker is quartz-muscovite-kyanite schist horizon is believed to be a former advanced argillic lithocap.

The goal of exploration is the discovery of another ore body in Chapada Project district and the evaluation of the extension of resources of the Chapada Project deposit. To reach these objectives, a regional geological map, a detailed geological map of the open pit, a regional cross section and a geological model of mine were produced. Additionally, old drill holes were re-logged, chip/soil samples were taken and 5530 metres of diamond drill holes near the Chapada Project deposit were drilled. The next step is a geophysics survey with IP and Magnetic, followed by checking the exploration drill holes.

During 2010, Yamana developed an exploration program on the south-west pit area. The south-west area was the target of 16 drill holes. The infill drilling program was conducted by a mine team that developed 10 drill holes in the north-east area. The samples of both exploration and infill program were analyzed in a commercial and accredited laboratory. Internal QAQC was managed by Yamana staff to maintain the criteria to be applied during the previous drilling programs.

Is important to highlight that neither exploration’s nor infill’s new drilling dataset were used to review the resource estimation.

9.2                     Suruca

9.2.1                     Exploration until 1997

The Suruca Project has been explored by different companies since the 1970’s: INCO/Eluma (1980 to 1981), Cominco (1987 to 1988), WMC (1993 to 1994) and Santa Elina/Echo Bay (1996 to 1997), but most of the past exploration was focused in oxide mineralization. The old database has only exploration works done by Santa Elina/Echo bay and some reports about location reverse circulation drilling by WMC.

An Exploration Report of Santa Elina/Echo Bay (1997) reported a total of 120 holes/4050 metres having been drilled in three programs executed by the following companies:

Table 9.1: Historical Drill holes executed in Suruca Project by other companies.

Companies	Holes	Metrage (m)
Eluma	4	649.3
EDEN/COMINCO	7	623.6
WMC	91	2,241.0
Santa Elina	18	536.4
Total	120	4,050.3

The results of all drilling programs (4050m - mostly in saprolite), indicate in the saprolite zone a consistency of low grade gold zones (0.1 to 0.5 g/t Au), with  high grade interceptions  between 0.5 to 6.0 g/t Au. The potential resources identified by Santa Elina were 11Mt @ 0.56 g/t Au, totalling 199.4 Koz Au.

9.2.2                     Exploration by Yamana from 2008 to Present

In 2008, Yamana’s exploration team re-started the exploration activities in Chapada working with new mineralization model for region associated to deformed/metamorphosed copper-gold porphyry systems. Preliminary work done in conjunction with Richard Sillitoe, a consultant, together with the detailed geological mapping of the Chapada Project’s early pit, assisted the understanding of the regional geological model. After this new exploration model integrated the old data, it was initiated the geological mapping with focus in hydrothermal halos and structures, sampling (soil, chip, auger,…) and shallow drill holes in south Suruca Project. In 2009,

Yamana’s claims were renewed and it re-started geophysics survey (IP and Mag) and exploration drilling. Table 9.2 details the exploration works:

Table 9.2: Exploration works in Chapada Project (including Suruca)

Activities	Total
Drilling (m)	41,766
Soil Samples	1,377
Chip Samples	2,543
RAB Drilling	1,307
Auger Drilling (m)	280
Ariel Magnetic Survey (Km)	2,200
IP Survey (km)	16

The exploratory drill holes SU-11, SU-13 and SU-15 intercepted the first positives results: SU-11: 81.0m @ 1.22 g/t Au (112.0m) and 28.0 m @ 1.20 g/t Au (203.0m), SU-13:  6.0 m @ 1.35 g/t Au (7.0m) and 55.4 m @ 0.41 g/t Au (83.6m) and SU-15: 74.7 m @ 0.87 g/t Au (52.5m), 39.7 m @ 0.37 g/t Au (140.3m), 30.0 m @ 0.55 g/t Au (203.0m) and 20.0 m @ 0.35 g/t Au (248.0m).

In late 2009 and early 2010 the drilling program was planned to delineate the Suruca Project’s ore body with grid 400x200 metres and after detailed to grid 200x200 metres. This phase extended the strike length to 2100 metres, a width of 1000 metres and a depth of 500 metres. An infill program of grid 100x100 metres was done in north portion of deposit (between lines L500S and L1500S) and with 1000 metres strike length, a width of 800 metres and depth of 300 metres (Figure 9.1).

Figure 9.1: Location of drill holes program in Suruca Project

10               DRILLING

10.1              Chapada

The drillhole database consists of 856 diamond core drillholes that represent 67,315 metres of drilling and 47,939 sample intervals.  The drilling consists of two hole series, short CHD series holes that were drilled to test saprolite material and longer M series holes. Table 10.1 summarizes the drilling by series.

Table 10.1: Chapada Drilling by Series

Drilling Series	No. of Holes	No. of Metres	No. of Intervals
CHD Series	416	6,630	7,731
M Series	440	60,685	40,208
Total	856	67,315	47,939

Table 10.2 is excerpted from the report “Executive Summary Report - Chapada Project”, dated June 25, 1997, by Santa Elina, and summarizes the drilling by date and company.

Table 10.2: Chapada Project Drilling by Date and Company

Date	Companies	No. of Holes	No. of Metres
1976	INCO	6	919
1976-1979	INCO/Eluma	78	10,573
1979-1981	Eluma/Noranda	86	11,140
1989	Eluma	6	569
1995	Santa Elina	416	6,631
1996	Santa Elina/Echo Bay	264	37,482
TOTAL		856	67,314

The drilling has delineated the main deposit areas at a spacing of 100 metres by 50 metres, with a tighter 50 meter pattern in the central portion of the deposit.

680 of the 856 holes were drilled in the 1995-1996 campaigns. These were NQ or NX size core holes.  All collar locations were surveyed.  Angle holes (only 5% of the drilling) were down-hole surveyed, but down-hole surveys were not done for the vertical holes. The “longer” M series holes only tended to be about 150 metres long due to the shallow nature of the deposit so significant deviation in hole orientation is not expected.

Figure 10.1 shows a cross section of the drilling through the central portion of the orebody. The Chapada Project deposit is essentially flat lying and the holes are mostly vertical, so mineral intercepts represent true thicknesses.

There is also documentation of several reverse circulation holes drilled for condemnation purposes.  There were also some early S series holes in the saprolite material.

Figure 10.1: Cross Section 27

10.2              Suruca

10.2.1              Drilling by Yamana from 2008 to present

The qualified person for drilling at the Suruca Project is Sergio Brandão. A total of 131 drill holes / 27,374.17 metres were executed in Suruca Project in this period (Table 10.3).

Table 10.3: Showing the holes executed per year

Date	Companies	N.[0] of Holes	N.[0] of Metres
2008	Yamana Gold Inc.	7	439.5
2009	Yamana Gold Inc.	21	6,457.82
2010*	Yamana Gold Inc.	103	20,476.85
TOTAL			27,374.17

*Holes for Metallurgical Testing: 11 holes/1,014.09m.

10.2.2              Diamond drilling methods

The drilling methods used in this Project were diamond drillholes.

Drillholes were collared in soil at HW diameter, changed to HQ diameter at the top of the saprolite surface, and changed to complete the hole at NQ diameter once fresh rock is encountered. The rod interval is 3 metres.

The wire line method was used in the diamond drilling operation.

10.2.3              Drillhole patterns

In north portion of the Suruca Project deposit, between lines L500S and L1500S, the grid drilling is 100 by 100 metres and south portion. Between L1500S and L2300S, the grid drilling is about 200 by 200 metres. Most holes have azimuth 130 degree and dip 60 degrees with some holes with azimuth of 310 degree.

10.2.4              Drillhole collar surveys

Diamond drillholes were designed by a geologist. Collar surveys are taken using a total station. Coordinates are collected in UTM coordinates, SAD 69 Brazil datum, 22 South zone.

10.2.5              Downhole surveys

Downhole surveys are taken by the drilling contractor upon completion of the drillholes. The drillholes with inclination between 45 to 85 degrees have been surveyed every 3metres downhole using a Reflex Maxibor II or Devicom Deviflex electronic surveying instrument, in the sub-vertical drillholes, was used PeeWee or EZ-Shot instrument. All holes were surveyed, of which 51.74% were surveyed using Devicom Deviflex instrument, 45.86% using Maxibor II electronic instrument and only 2.40% using PeeWee instrument. Generally, the drillholes show deviation below 5% and no significant deviation issues have been encountered in the drilling to date.

10.2.6              Drillhole preservation

After drilling is concluded the collars of holes are cased and protected at the surface with a cement block, and are affixed with a metal tag stamped with the drillhole number, final depth, inclination, azimuth, and start and end of drilling dates.

11               SAMPLING METHODS AND APPROACH

11.1              Chapada

This section as well as the following sections on “Sample Preparation, Analyses, and Security”, and “Data Verification” describe the procedures used by Santa Elina during the 1995 and 1996 drilling campaigns.  The information on earlier drilling campaigns is not readily available.  The early campaigns account for only 21% of the drillholes and 34% of the metres drilled.  Also, a statistical comparison of the early and recent drilling results conducted by IMC indicates that the early results are consistent with the new drilling.

The distribution of sample lengths is as follows:

Table 11.1: Distribution of Sample Lenghts

Less than 1 metre	15%

1 metre	7%

Between 1 and 1.5 metres	18%

1.5 metres	42%

Between 1.5 and 2 metres	9%

2 metres	6%

Greater than 2 metres	3%

TOTAL	100%

It can be seen that the most common sample interval is 1.5 metres. One and two metres intervals were also used for some of the drilling. There was also a tendency to make sample intervals slightly longer or shorter to match lithologic contacts, resulting in the variation in lengths.

The Micon report states that overall core recovery averaged 95%; neither IMC nor Hatch has reviewed the core recovery data.

Micon concluded that the sampling procedures used by Santa Elina have provided representative samples of the deposit being tested. Micon reported that they were not aware of any drilling, sampling or recovery factors that could materially affect the accuracy of the results obtained. The Chapada Project database, which incorporates all drilling performed since 1976, contains 47,939 individual sample intervals.

All core drilled by Santa Elina was logged. The logging included rock type, degree of oxidation, degree of alteration, estimated percentage of sulphides, and the presence of additional minerals.

11.2              Suruca

11.2.1              Sampling by Mineração Alonte (Santa Elina) from November 1996 to December 1996

There is no information available regarding the sampling method and approach during this period.

11.2.2              Sampling by Yamana from April 2008 to present

The qualified person for the sampling method and approach at the Chapada Project is Mr.Sergio Brandão.

The drillhole core intersections from Yamana’s drilling programmes are stored under an open sided roofed structure at the exploration camp while the drillhole core intersections from Mineração Alonte are stored in Alto Horizonte City. The drillhole core from the CRD sequence drilled by Mineração Alonte is no longer available as the remaining half core was re-analysed by Yamana.

The drillhole core is stored in wooden core boxes with a nominal capacity of approximately 4 metres for NQ or NQ2 sized drill core and 3 metres for HQ or HW sized core. The drillhole number, Project name, box number, and downhole depths are stamped onto an aluminium tag and affixed to the edge of the box. Wooden downhole core depth markers are placed in the core box by the driller and affixed with an aluminium tag stamped with the depth, the length of the interval, and the length of the recovered sample.

Approximately three staff geologists are responsible for logging drillhole cores. Drillhole core logging and sampling is done at Yamana’s exploration camp.

11.2.3              Core sampling

When the drillhole core is received at the sampling shed, the entire length of the drillhole is checked and marked for lithological contacts. Samples are marked down the entire length of the hole at 1 metre intervals, except at lithological contacts where the sample is selected to respect lithological boundaries. A red square marked on the box with a pen indicates the start and end of the sample interval, after the paper sample number tags are plasticized and stapled to the core box next to the corresponding sample.

Samples are selected down the entire length of the drillhole core, sawn in half with an electric diamond bladed core saw, and sampled prior to logging. Half core samples are selected by a Yamana geology technician or by a trained sampler. The samples are then placed in a numbered plastic bag along with a paper sample tag, and tied closed with a piece of string. Sample weight is approximately 3.5 kilograms. Six to eight samples are placed in a larger plastic bag, loaded onto a truck owned and driven by a locally based transport company, and driven to the ALS Chemex laboratory sample preparation facility in Goiânia, State of Goiás. After the samples have been crushed and pulverised, the samples are sent by the ALS Chemex laboratory for analysis in Lima, Peru.

11.2.4              Core logging

After sampling, the geologist completes a graphic log and logs the core in detail for lithology, structure, mineralization and alteration. Codes are assigned for the oxidation state, consistency and alteration including alteration halo, sulphides, silicification, biotite, sericite, epidote, amphibolite, garnet, carbonate, rodocrosite, chlorite, and kyanite content. Angles of structures such as foliation and faults are recorded, although drillholes are not oriented.  Sample intervals and sample numbers are also recorded on the exploration hole log. When the drillhole is an infill, the core is quickly logged, according to the alteration halos with fewer details, and no structural drawings.

Core sample recovery is not recorded by the geologist, although a record of the drillhole recovery on a run by run basis is recorded manually by the driller. This information is typed by a geological technician into a digital file for each hole. The recovery in the mineralized zones is generally very good, on average better than 95%.

11.2.5              Density determinations

The geologist selects about four samples of each alteration halo for each drillhole for density determination by two different methods after the drillhole has been sampled and logged.

The first method used is the water displacement method which is performed  in the logging shed. This method uses half core samples between 8 cm and 12 cm long selected, weighed indoors, coated with vaseline to prevent water impregnation or vaseline, and placed in a plastic beaker containing 500 ml of water to determine the volume of water displacement. The density value is measured using the formula:

Density = Weight of Samples (g)/(displaced water volume (ml) — original water volume (ml))

The second method, which is gravimetric, is done in a laboratory. This method uses pulverized samples selected by geologists to check the first method. A prepared sample (3.0g) is weighed into an empty pycnometer. The pycnometer is filled with methanol and then weighed. From the weight of the sample and the weight of the methanol displaced by the sample, the specific gravity is calculated according to the formula below:

Specific Gravity = Weight of sample (g)/weight of solvent displaced (g) x Specific gravity of solvent

After that, the specific gravity is converted to density using the formula:

Density = Specific gravity x density of water (at temperature (t0C)

Factors for converting specific gravity to density are tabulated below:

Table 11.2: Specific gravity conversion

Factors for converting specific gravity to density are tabulated below:

Temp (ºC)	Density (g/cm3)	Temp (ºC)	Density (g/cm3)
19	0.9984	23	0.9975
20	0.9982	24	0.9973
21	0.998	25	0.997
22	0.9978	26	0.9968

A total of 955 density analyses are available, representing around 3% of the samples collected thus far. The density determinations have been taken in fresh, mixed and oxidised material, collecting data in all mineralized weathered zones, lithologies and alteration halos.

12               SAMPLE PREPARATION, ANALYSIS AND SECURITY

12.1              Chapada

The core samples were sawed in half, with one half submitted for sample preparation and assay and the other half retained for reference.  The entire half core is first crushed to less than ¼ inch by a jaw crusher and then to less than one millimeter in a roll crusher.  This product is split into three parts, two of which are saved. One of the splits is then pulverized to -150 mesh to provide 500 grams of the final pulp.

The gold analysis utilized a 30 gram sample that was fire assayed by atomic absorption. The total copper analysis utilized a 0.25 gram sample that was dissolved with a four acid digestion (hydrochloric, nitric, hydrofluoric, and perchloric). This was evaporated and analysed for copper by atomic absorption.

Geolab in Belo Horizonte, Brazil was used for most of the Santa Elina assays.  Another Brazilian lab, Nomos, was used for the shallow saprolite holes drilled in 1995. Geolab was founded in 1967 and is now part of the ALS Chemex laboratories group, although this was not the case in 1996. The ALS Chemex laboratories group has obtained ISO 9002 certification. The analytical procedures used by Nomos were similar to the Geolab procedures, including the four acid digestion for total copper.

Usually the jaw crushing and roll crushing stages were done at the Chapada Project’s sample preparation facility at Alto Horizonte.  During times of peak drilling however, some half core was sent to Geolab.

It is reported that the chain of custody of the samples is as follows.  Core was placed in wooden storage boxes at the rig, under the supervision of the geotechnicians. The core boxes were transported to the secure sample preparation facility at Alto Horizonte.  The core was then logged for geotechnical characteristics and marked longitudinally for sawing in half.  Sawing took place a few blocks from the sample preparation facility due to noise considerations.  The sawn core was replaced in the core boxes and returned to the sample preparation facility where it was logged by geologists.  The core was then divided into sample lengths for the sample preparation procedures described above.

The sample preparation and assaying have been performed using procedures that are accepted as standard in the mining industry.  The security procedures are also reasonable given the high volume of samples and relatively low mineral concentrations of the samples.

As of this writing, the half core, coarse rejects, and pulps from the 1995-1996 drilling campaigns are still located at the core storage facility at Alto Horizonte.  The sample preparation equipment has been removed.  It was reported to IMC that the sample preparation personnel at the site were under contract from the Geolob Laboratory and were not Santa Elina personnel.

In the opinion of the authors of this report, the sampling, sample preparation and assaying procedures, have resulted in representative samples of the Chapada Project deposit.

12.2              Suruca

12.2.1              Sample preparation, analysis and security by Yamana from April 2008 to August 2010 — Suruca Project

The qualified person for the sample preparation, analysis and security at the Chapada Project is Mr. Sergio Brandão.

12.2.2              Laboratory

Diamond drill core samples are prepared by ALS Chemex in Goiânia/GO - Brazil and analysed by ALS Chemex in Lima - Peru. The laboratory in Peru is accredited with ISO 9000:2008 in the preparation and the chemical analysis process of mining exploration samples.

The five percent (5%) of analysed samples are selected by Yamana for interlab check and shipped by ALS Chemex to Acme Laboratory in Santiago.

12.2.3              Sample preparation

Upon receipt of the sample submission, each sample bag is weighed and then dried at 100°C for about 8 to 12 hours. The entire sample is then crushed to 90% passing <2 mm (10 mesh), split to 0.5 kilograms in a riffle splitter, and pulverised to 95% passing 150# (mesh). Samples are then split again to 50 grams using a rotating splitter / Spatula. The crusher and pulveriser are cleaned between each sample. Each fraction retained is returned to Yamana.

12.2.4              Sample analysis

All samples are analysed by fire-assay. Since the beginning of the Suruca Project study until the hole SU_28, Atomic Absorption assay for copper were requested for all samples. Yamana determined there isn’t significant grade of copper around the gold mineralized zone.  Additional 48 elements ICP, with an opening by aqua regia, analysis are also performed for all samples in order to obtain the hydrothermal alteration element assemblages. Yamana determined that no significant difference existed between ICP and AA in copper low grade.

12.2.5              Sample security and chain of custody

Samples are transported from the drill rig to Yamana’s core storage facilities at the Chapada Project exploration camp by the drilling contractor, where a Yamana geologist marks up sample intervals and assigns sample numbers to the core. The half core sample is selected, cut and sampled by a Yamana geology technician or by a trained sampler, placed in a numbered plastic bag along with a paper sample tag, and tied closed with a piece of string. Sample weight is approximately 3.5 kilograms. Six to eight samples are placed in a larger plastic bag, loaded onto a truck owned and driven by a locally based transport company, and driven to the laboratory sample preparation facility in Goiânia. After the samples have been crushed and pulverised, they are sent by the laboratory for analysis in Lima, Peru.

ALS CHEMEX stores all pulps and coarse rejects for three months and then transport them back to the Chapada Exploration Project where all samples are stored in the core storage facility for the life of the project. Yamana intends to build a storage facility for old drillhole cores, coarse rejects and pulps.

13               DATA VERIFICATION

13.1              Chapada

13.1.1              Santa Elina Quality Control/Quality Assurance Program

In 1996 Echo Bay became actively involved in the drilling and sampling program for the Chapada Project. A rigorous quality control program was commenced making use of standards, blanks, and duplicate assays to monitor results. Geolab was selected as the primary assay laboratory.  A large number of samples were also sent to various labs in North America for check assays.

IMC reviewed several reports from K.A. Lovstrom, a consulting geochemist from the United States, describing the quality control program.  IMC also received the data file of all the quality control assays.  IMC reviewed all the available data. The author believes that the quality control program was sufficient to ensure consistent and relatively high quality assays for the Chapada Project.

Data comparing the Nomos lab with the Cone lab in the United States for the CHD holes and Geolab with Cone for the M series holes is summarized on Table 13.1 and Table 13.2. There appears to be small differences in results between the Brazilian labs, Nomos and Geolab, and the Cone laboratory in the United States.  For copper, Cone is lower than both the Brazilian labs; Cone is 5.99% lower than Nomos and 6.62% lower than Geolab.  For gold, Cone is 4.9% lower than Nomos and 2.13% higher than Geolab.

Table 13.1: Comparison of Nomos and Geolab With Cone for Copper Assays

CHD Series Holes:	Number	Mean (%Cu)	Std. Dev. (%Cu)

Nomos	398	0.267	0.254

Cone	398	0.251	0.236

% Variance		-5.99%	-7.09%

M Series Holes:	Number	Mean (%Cu)	Std. Dev. (%Cu)

Geolab	1299	0.423	0.342

Cone	1299	0.395	0.317

% Variance		-6.62%	-7.31%

Table 13.2: Comparison of Nomos and Geolab With Cone for Gold Assays

CHD Series Holes:	Number	Mean (g/t)	Std. Dev. (g/t)

Nomos	396	0.204	0.378

Cone	396	0.194	0.358

% Variance		-4.90%	-5.29%

M Series Holes:	Number	Mean (g/t)	Std. Dev. (g/t)

Geolab	1297	0.376	0.782

Cone	1297	0.384	0.843

% Variance		2.13%	7.80%

13.1.2              IMC Data Verification and Reviews

IMC randomly selected 31 drillholes from the Chapada drillhole database to audit the procedures.  The 31 holes represent about 3.6% of the drillholes and about 5% of the holes with significant mineralization and covered all the drilling campaigns since 1979.  IMC requested assay certificates and geology logs for the holes to compare with the assays in the computer database.  The available hard copy data was compared with the assay database to verify that the database was assembled in a proper fashion.

Overall, the authors believe that the database management procedures are reasonable and that no serious errors or omissions occurred in assembling the database. The audit trail for the Santa Elina/Echo Bay data meets the industry standards. The available quality control for the older drilling is not as complete as the new drilling; it should, however, be noted that the deposit has largely been re-drilled by newer holes and comparisons between the old and new drilling is possible as will be discussed next.

IMC compared the old (pre Santa Elina/Echo Bay) M series drillholes with the recent M series holes.  There is an approximate 350 metres by 350 metres area in the center of the deposit that contains a mix of both types of data. Table 13.3 shows the comparison for assays in this area. For copper, the new drilling is 6.38% higher than old drilling. For gold, the new drilling is 3.46% lower than old.  It is interesting to note that the comparison of new with old drilling is about the same magnitude and direction as Cone versus Geolab.

Table 13.3: Comparison of Old and New M Series Drilling

Copper:	Number	Mean (%Cu)	Std. Dev. (%Cu)

Old Drilling	2496	0.329	0.309

New Drilling	2703	0.350	0.311

% Variance		6.38%	0.65%

Gold:	Number	Mean (g/t)	Std. Dev. (g/t)

Old Drilling	2460	0.231	0.284

New Drilling	2703	0.223	0.264

% Variance		-3.46%	-7.04%

In author’s opinion the database is of sufficient quality for a feasibility level study.

There is evidence that the recent copper analysis done at Geolab is about 6% high when compared with North American labs and the old drilling data.  There is also evidence that the recent gold assays are 2% to 3% low compared to North American labs and the old data.

13.2              Suruca

13.2.1              Re-sampling of Mineração Alonte (Santa elina) drillhole core by Yamana

A total of 18 diamond drill holes from Mineração Alonte (Santa Elina) (prefixed CDR) were re-analysed using Yamana’s procedures. The results assay was compatible with old results.

13.2.2              Yamana quality control measures

Yamana inserts certified standards and blank samples with drillhole core sample submissions. Yamana has formal procedures (Protocols) in place for describing the frequency and type of QA/QC submission, the regularity of analysis of QA/QC results, failure limits, procedures to be followed in case of failure, or for flagging failures in the QA/QC database.

The main purpose of the QA/QC Program is to monitor and control the quality, reliability and accuracy of data reported by commercial laboratories, which render services to Yamana, under the international standards of the NI 43-101 protocols and internal protocols.

13.2.3              Certified standard samples

Certified standards are used to measure the accuracy of analytical processes. Certified standards are composed of material that has been exhaustively analysed to accurately determine its gold grade within known error limits.

Yamana is procedure requires three standards for every 100 samples submitted to the laboratory. Standards of low, medium, high, and very high gold grades are supplied in pre-packaged plastic bags purchased from Geostats Sample and Assay Monitoring Service (“Geostats”), in Australia. Geostats provides Yamana with the round robin assay results for both fire assay and aqua regia, and the expected standard deviation for assay results.

The report analyzed the results of 567 assays of standards (an actual submission frequency of three standards per 100 samples). A standard assay is considered to have failed it if is more than three standard deviations from the certified value of the standard. Failure rates for submitted standards are average (Table 13.4 and Figure 13.1), 10% > -/+2 STDEV (a little above = 5%). Assays show no tendencies to bias. The ALS laboratory has 13 failures, representing 2.30% of total standards. The failures have 5 negatives bias, 3 positive bias and 5 samples were lost in the fusion process.

Yamana continues with the ALS laboratory; failures continue, but are very few. Yamana continues to investigate by way of visits, meetings and audits, the reasons for the failure rate for certified standards at the Chapada Project.

Table 13.4: Report failure of standards, totaling 2.3% of total standards

LAB.	Standard value Au ppm	Standard Number	Failures	Samples	% Failure	Analisys
ALS	1.93	G303-3	2	58	3.4%	Au-AA24
ALS	0.26	G303-8	1	147	0.7%	Au-AA24
ALS	3.95	G397-6	5	65	7.7%	Au-AA24
ALS	1.48	G900-2	0	10	0.0%	Au-AA24
ALS	3.21	G900-5	0	5	0.0%	Au-AA24
ALS	1.76	G901-2	0	24	0.0%	Au-AA24
ALS	6.78	G907-8	0	48	0.0%	Au-AA24
ALS	0.8	G998-6	3	66	4.5%	Au-AA24
ALS	0.38	G998-9	0	10	0.0%	Au-AA24
ALS	0.82	G999-1	2	134	1.5%	Au-AA24
			13	567	2.3%

Figure 13.1: Suruca standard sample results for gold, period between June, 2009 to August, 2010 tolerance is 10% > 2 -/+ STDEV, General Failure - ALS CHEMEX = 2.30%

13.2.4              Blank samples

Blank samples are composed of material that is known to contain gold grades that are less than the detection limit of the analytical method in use (L/D ALS = 0.005 ppm). Analysis of blank samples is useful for determining if cross-contamination of samples is occurring in the sample preparation or analysis process.

Yamana’s procedure requires submission of three blank samples for every 100 samples submitted to the laboratory. Assay results from 653 samples (an actual submission frequency of three blank sample per 100 samples), in period from June 2009 to August 2010_Suruca Project, with 0.46% of the samples (03 samples) returning results above 0,025 ppm (5 times the detection limit), but below the limit from 5% out (Table 13.5 and Figure 13.2).

This rate of failure is very low and suggests that the laboratory maintains a very good cleaning procedures in respect of equipment. Yamana is investigating these results above of the limit with the analytical laboratory.

Yamana is inserting blank samples between or after samples believed to return high assay values, to check for sample contamination at the laboratory. In months with more than 5% of contaminated samples, batch reanalyse is required.

Table 13.5: Total blank samples and report of three failures

	ALS_Au ppm
Blank-Suruca	Count	%
Total sent	653	100.00%
Below Limit	650	99.54%
Failures	3	0.46%

Figure 13.2: Suruca blank sample results for gold, between June, 2009 to August, 2010. Blank limit is 0.025ppm (5 times mininum detection limit)

13.2.5              Duplicate drillhole core samples (field duplicates)

The duplicate samples are the same core samples that are sent two times. At the Chapada Project, where diamond drillhole cores are sampled by taking half of the core extracted from the ground, a duplicate sample is cut again by submitting 2 samples, each containing a quarter core. Field duplicates are submitted to measure the precision of the entire sampling, sample preparation, and analysis process. Field duplicates also provide a measure of the inherent variability of the deposits (the “Nugget Effect”).

Yamana submits all duplicate drillhole core samples for analysis. It is selected at a frequency of one for every 20 samples.Between June 2009 and August 2010 a total of 1124 samples drillhole core duplicate samples were analyzed (Table 13.6 and Figure 13.3). These results show a small Nugget Effect and a good gold dispersion in mineralized zone.

Table 13.6: Average grade of gold for original samples and duplicate samples

Total Results	Original Grade Average	Duplicate Grade Average	Difference Average
1114	0.211 g/t Au	0.197 g/t Au	6.629%

Figure 13.3: Suruca Project duplicates core sample precision plot for Au, between June, 2009 to August, 2010

13.2.6              Inter-laboratories Pulp Check

Selected pulp samples are splitted again from the pulverized portion and sent by ALS Chemex to SGS Geosol Lab (in January, 2010) and Acme Analitica (since February, 2010). Analysis of these pulps is useful for measuring the precision of the analytical process at both laboratories, as well as assuring better average of accuracy and control on assays.

Yamana’s procedure requires submission of 5% of samples for each batch submitted. Assay results for 1149 checked samples were analysed this year (Table 13.7 and Figure 13.4).The level of precision indicated by the checked sample results is good; most of the samples have a relative difference below ±25% and a moving average generally below ±20%. The grade average of total checked samples have a difference of only 1.569%.

Table 13.7: Comparison of average grade of gold between samples of interlab check

	ORIGINAL	CHECK	DIFFERENCE
Average	0.335	0.329	-1.569%
Total Samples	1149	Ideal Limit of Difference - 10%

Figure 13.4: Suruca Project check samples precision plot for Au, betwen June, 2009 and August, 2010 in Check inter-Lab (ALS Chemex and Acme)

13.2.7              Internal laboratory quality control measures

ALS Chemex conducts internal quality control measures including analysis of blanks, standards, pulp duplicates, and repeat assays when a discrepancy is found for each work order. ALS Chemex provides the results of these assays on each assay certificate.

13.2.8              Independent statement on sample preparation, analysis and security

Sample security of diamond drill core samples for the Chapada Project is of industry standard. Analysis of certified standard assays indicates high accuracy and precision in the sampling and analysis of samples. Analysis of blank sample assays suggests an almost perfect cleaning of equipment. A thorough assessment of sampling precision is allowed with the duplicate core samples in order to guarantee the reliable results. The inter-laboratory checks are done along with three other controls, which assure best quality and control assay results, and show any important deviation in the laboratory protocols and practices.

14               ADJACENT PROPERTIES

Some copper and gold prospects, as well as former artisanal mining areas exist along the trend of the anomaly. Other companies with exploration rights in the area include subsidiaries of Vale S/A Corporation, Codelco do Brasil Corporation, Amarillo Mineração do Brasil Corporation, Mineração Brilhante Corporation and Ferlig - Ferro Liga Corporation.

15               MINERAL PROCESSING AND METALLURGICAL TESTING

15.1              Metallurgical Testing

15.1.1              Chapada Metallurgical Testing

In the author’s opinion, the sampling, sample preparation and assaying procedures, have resulted in representative samples of the Chapada Project deposit.

The following is from the Chapada Copper-Gold Project Goias State, Brazil prepared by Hatch and IMC in August 2004 and describes the metallurgical testing data available as of the date of the feasibility study.

There has been a significant amount of process testing completed on the Chapada Project by third parties. The results of this test work provide the basis to develop a straight-forward process flowsheet for treating the ore.  Test results indicate that a clean, predominately chalcopyrite concentrate can be produced with associated gold. Tests and design work indicate that a concentrate grade of 28% copper is achievable with acceptable recoveries of copper and gold.

The metallurgical testing has included the following major components:

a.             Mineralogic studies.

b.             Grinding and Bond Work index tests.

c.                                       Grind size versus flotation recovery studies including the evaluation of regrind after rougher flotation.

d.             Flotation studies to evaluate reagents, pulp density, pH, and residence time.

e.             Settling tests for thickener design.

Sufficient testing was completed such that Kilborn was able to develop a bankable feasibility design for the process plant in 1997.  The Kilborn flowsheet and plant design was used by Yamana’s predecessors to obtain an updated turnkey cost estimate for plant construction and operation.

The process testing history is summarized below:

Feb 1975:	INCO, “Flotation Tests on Project M” — Inco

April 1979:	“Report RT-91228-01-R1”, INCO — Parsons-Eluma Projetos e Consultoria S/C

May 1980:	“Report RT-91228-03-R1”, Eluma-Noranda RPT “Relatorio 13898”, Eluma-Noranda

Dec 1981:	METAGO, “Metallurgical Processing”, Eluma-Noranda

May 1982:	METAGO, “Report on Bench Scale Flotation”, Eluma-Noranda

Sep 1995:	METAGO, “Estudos de Processo para a Mineracao S. Elina”

Aug 1996:	MacPherson Consultants, “Proposed Grinding Circuite for Chapada

Ore”, Santa Elina — Echo Bay Mines.

Feb 1997:	LAKEFIELD RESEARCH, “Recovery of Copper and Gold from Samples of Chapada Ore- Progress Report N.1”, Santa Elina-EchoBay

Oct 1997:	AUGMENT, “Chapada Amenability Test Report”, Santa Elina-Echo Bay.

Nov 1997:	Billiton Process Research, “Report PR97/90 — Bacterial Oxidation of Chapada Concentrate” Echo Bay.

2004:       CIMM and HDA Services S/C Ltda. - SAG/Ball mill test work reports. The study regarding bacterial leaching of the concentrate is not being applied to the project at this time.  Conventional smelting of the concentrate is anticipated.

For the feasibility study, Hatch relied on the December 1981 metallurgical processing report, the 1997 Lakefield report and the 2004 CIMM / HDA Services S/C Ltda. report as the basis for the current flowsheets.

•                  The Parsons- Eluma report, from the 1981 / 1982 work, was carried out at the Metago facility in Goiana, Brazil.  The tests were carried out on bulk samples from the exploration shaft and crosscuts.  Locked cycle flotation tests were carried out. A primary grind of 55% -150 microns was selected, although it was noted that the test results were not particularly sensitive to grind. This report is only of value as a guide, as the flowsheet at that time was radically different to what is envisaged for the feasibility study. It included the production of separate pyrite and copper concentrates, preceded by multi stage crushing, and rod and ball milling.  Parsons-Eluma Projetos e Consultoria S/C reported that recovery was high, but no assessment of recovery and grade is provided in the report, other than a conclusion that a 28% Cu concentrate would be achieved, with a constant tail of 0.04% copper.

The Lakefield report of 1997 is a more comprehensive report, presented in a manner that allows some conclusions to be drawn. In addition, the Lakefield personnel involved in this work were still available for discussion and commentary.  Lakefield based their work on an aggressive bulk rougher flotation, regrinding of the rougher concentrate and cleaning to produce a high grade concentrate. On the basis of their work, Lakefield presented the projected metallurgy for Chapada as follows;

Table 15.1: Lakefield Projected Metallurgy

		Assay		Distribution %
	% wt	% Cu	g/t Au	Cu	Au
Feed	100	0.338	0.328	100	100
Cu Rougher Conc.	7.29	478	3.6	95.3	73.8
Cu Cleaner Conc.	1.09	28	18.5	90.2	61.6
Cu Cleaner Tail	6.2	0.3	0.71	5.1	12.2
Au Carbon					10.2
Final Tail	98.9	0.034	0.09	9.8	28.2

Gold recovery to cleaner concentrate was 61.6%.

The Lakefield work also found a relative insensitivity to grind between p80’s of 100 and 200mm. As with Parsons-Eluma, Lakefield also selected a p80 of 150 microns, with regrinding to finer than 50 microns to achieve the final concentrate grade.  The selection of a 28%Cu concentrate at a recovery of 90.2% copper was based on a relatively small number (4) of locked-cycle tests.

Hatch concurs with the 28% Cu concentrate grade, but have used the IMC life of mine recoveries of 88.6% for copper recovery and 54.6% gold recovery based on the life of mine head grades and the use of a fixed tails grade. This calculation of recovery is therefore more conservative than the Lakefield conclusions. If a test-work program were to be carried out now, current standards would probably include more samples taken from throughout the ore body, and would include a metallurgical mapping program. In addition, Hatch would recommend further tests to investigate the relatively low gold recovery.

In January 2004, under Yamana’s supervision, five large 4 metre diameter “shafts” were excavated at Chapada to obtain bulk samples for testing at the CIMM laboratory in Santiago for SAG (semi autogenous grinding) / Ball mill evaluation.  The shafts were excavated through the soft soil and overburden, and into the ore to a total depth of 30-40 metres.  The samples collected, over 100 tonnes, were shipped to CIMM in Santiago, and a SAG / Ball mill campaign conducted during February and March of 2004.

The tests indicated a work index of 15-16 kWh/t, which was somewhat higher than the values indicated in previous work (12-13 kWh/t).  These higher values were used, due to the quality of the samples and the reputation of CIMM, to develop the grinding circuit and size the main equipment, (mill and pebble crusher size and power, and SAG mill discharge screen).  The testwork was managed by HDA Services S/C Ltda. of Sao Paulo, and the results provided to Hatch. Only a limited amount of sedimentation and filtration work was carried out, by Hazen Research, Inc. in 1996.

In December 2008, HDA Serviços Ltda.prepared a comminution circuit report detailed below. Solid ore characterization program and comprehensive survey campaigns were the basis for simulations carried out for the expansion of Chapada Project grinding circuit. The former included the assessment of breakage characteristics and flotation performance of five individual ore types as occurring in the Chapada deposit, while the latter comprised two detailed surveys in the existing industrial grinding circuit.

The breakage characteristics of all five main ore types were assessed by high-energy comminution (DWT — Drop Weight Test), low-energy comminution (abrasion test) and ball milling (BWI — Bond Work Index). In all cases the ANX (amphibole schist) ore type indicated distinctive breakage characteristics, as compared to the other four ie. SRT (sericitic schist), QSRT (sericitic quartzite), GNS (gneiss) and BTO (biotite schist). Accordingly, testing results showed that ANX is a much more competent ore, while BTO and SRT were considered friable ore types. Both GNS and QSRT were classified as extremely friable in terms of resistance to high-energy comminution.

Even though the ANX indicated the highest value of bond work Index among the five ore type results, the differences were not as severe as those obtained for the high-energy resistance. Bond Work Index was within the12.01-14.44 kWh/t range for all five ore types.

Flotation testing indicated that highest copper and gold recoveries were obtained for samples ground at P80 within the 0.21-0.25 mm range for the SRT, QSRT, GNS and BTO ore types. Conversely, the ANX ore type indicated a finer grinding size corresponding to highest copper and gold recoveries, in this case at P80 equals to 0.15 mm.

The models developed on the basis of the current Chapada Project’s industrial operation were considered robust for simulating the entire grinding circuit, including all processing equipment such as SAG and ball mills, cone crushers, screens and cyclones, as well as HPGR (High Pressure Grinding Rolls). In particular, the HPGR model was calibrated on the basis of comprehensive testing program carried out at a selected manufacturer laboratory, in Germany.

On the basis of individual calibrated models, a base case was assembled, which consisted of a complete Chapada Project comminution circuit integrated within a simulator to represent the current circuit operation, under nominal conditions. Nominal capacity was here referred as 16 Mtpy which resulted in 2058 tph plant throughput.

During 2010, it was built an expansion project to achieve 22 Mtpy that was based solely on installed equipment at the Chapada Project’s grinding circuit. The existing mills (SAG and ball mill) were adjusted to operate under increased power draw mode, which resulted in the extra energy required for fragmentation P80 of 0.22-0.23 mm.

15.1.1.1             Chapada Treatment Plant Test Work Report

The report conducted by UIMIN recommended many physical additions to the existing Chapada Project treatment plant and changes to operating procedures in order to improve copper and gold recoveries in the Chapada Project’s plant. One of the requirements of the study was to look at the implications of introducing Suruca ores into the existing Chapada Project’s treatment plant for treatment of these ore in combination with the Maraca ores.

Pilot and bench scale testing of the plant was conducted on the Maraca ores and various recommendations were made in the report for both the existing operation and for future metallurgical test work.

The report considered the installation of additional milling and flotation capacity for the separate production of copper concentrates and pyrite concentrates. The production of a separate pyrite concentrate would allow for the treatment of the Suruca ore body and the separate production of copper concentrate and gold bullion on site.

15.1.2              Suruca Metallurgical Testing

15.1.2.1             Technological Characterisation of the Ore

The Suruca Project’s ore deposit can be broken into two distinct basic ore types;

•                  Suruca oxide ore; and

•                  Suruca sulphide ore.

There is a narrow transitional zone between the oxide and sulphide zones but for all intensive purposes, the characterisation of the ore will be either oxide or sulphide. Separate test work programs were initiated for the oxide and sulphide samples. The following programs were initiated:

•                  Characterisation — USP Laboratories;

•                  Physical Parametres Characterisation — HDA services Pty. Ltd.;

•                  Gravity and Leaching Studies — Knelson Research and Technology Centre;

•                  Exploratory Studies for Flotation and Leaching Steps 1 and 2 — John Clark, Yamana Metallurgy Department and Funmineral Laboratories; and

•                  Evaluation Studies of Heap Leaching — Kappes, Cassiday & Associates.

A draft metallurgical report was produced by Yamana in September 2010 summarising the tests conducted to date and results available. The draft report is entitled “Relatorio de Estudos Metalurgicos — Alvos de MMIC” and translates as “Metallurgical Study Report on Ore from the Maraca Region”.

At the Maraca site, improvements in the recovery of gold and copper from the existing Chapada Project’s treatment plant, were being investigated concurrently running bench and pilot scale testing on the various Maraca ore types. The study was completed by U. I Minerals (UIMIN) in July 2010 and was entitled “Review of & Recommendations for the Chapada Plant — Current and Future Developments”.

Three ore types were studies but only two ores were relevant in the context of the Suruca ore deposit:

•                  Suruca gold oxide; and

•                  Suruca gold sulphide.

	Suruca Gold Sulphides	Suruca Gold Oxides
Gold Grade (g/t	0.57	0.45

Copper Grade (ppm)	156	246

Total Sulphur Grade (%)	1.68	0.11

15.1.2.1.1             Oxide Characterisation

A summary of the oxidised ore studies are as follows;

The characterisation studies carried out by USP using MLA analysis indicated the following;

•                  Free gold particles 3.7% (greater than 37 microns);

•                  55% of the gold associated with oxygen and hydroxides of iron;

•                  31% of the gold associated with silicates;

•                  10% of the gold associated with other minerals; and

•                  The gold grains have an average size of 8 microns.

•                  Cyanide leaching of the whole of ore sample at 100% passing 840 and 150 microns indicated gold recoveries of 75.9% and 89% respectively.

•                  Physical characterisation test work indicated a bond work index (BWi) value of 16.6 kWhr/tonne for a product grind size of 74 microns indicating that the Suruca oxide sample tested is moderately hard from the perspective of conventional ball mill grinding. drop weight index (DWi) testing indicated that the sample tested was extremely friable;

•                  Gravity characterisation test work was carried out by Knelson Research Laboratories. A conventional GRG (gravity recoverable gold) test indicated a gravity recovery of 35.4% recovery. Leaching of the gravity concentrate with cyanide indicated a leach recovery of a 99%. This is compared to direct leaching of the ore crushed to less than 147 microns gave a cyanide leach recovery of 93.6%;

•                  Flotation test work conducted on the oxide samples produced poor results with an overall flotation and leaching recovery of the flotation concentrates produced of approximately 30% of the feed gold content;

•                  Column leach tests conducted were positive. 92% of the contained gold was recovered from the oxide sample submitted in a period of 52 days leaching. The sodium cyanide consumption was calculated to be 0.44 Kg/tonne using a Portland cement addition rate of 18 Kg/t. The agglomerated sample was also strongly agglomerated based on the promising “slump” tests results indicating 0% slump with no pooling or channelling noted during the testing.

15.1.2.1.2             Sulphide Characterisation

A summary of the sulphidised ore studies are as follows;

• The characterisation studies carried out by USP using MLA analysis indicated the following;

•                  Free gold particles 26% (greater than 37 microns);

•                  59% of the gold associated with sulphides, predominantly Pyrite;

•                  9% of the gold associated with silicates;

•                  4% to 6% of the gold associated with tellurides; and

•                  The gold grains have an average size of 3 microns.

•                  Cyanide leaching of the whole of ore sample at 100% passing 75 microns indicated a gold recovery of 88.0. Technological characterisation of the sample indicated a total gold recovery of 76.9% for a sample less than 300 microns in size;

•                  Physical characterisation test work indicated a Bond Work Index (BWi) value of 15.4 kWhr/tonne for a product grind size of 74 microns indicating that the Suruca sulphide sample tested has a moderately to high hardness from the perspective of conventional ball mill grinding. Drop Weight Index (DWi) testing indicated that the sulphide ore is very competent in nature;

•                  Gravity characterisation test work was carried out by Knelson Research Laboratories. A conventional GRG (Gravity Recoverable Gold) test indicated a gravity recovery of 35.2% recovery. Leaching of the gravity concentrate with cyanide indicated a leach recovery of a 95%. This is compared to direct leaching of the ore crushed to less than 109 microns gave a cyanide leach recovery of 82.3%;

•                  Flotation testing was conducted in two separate stages. The stage 1 results utilising locked cycle testing indicated gold recoveries of 82% and 85% when leaching the flotation concentrates produced. The second set of flotation tests indicated 82%

recovery for flotation and 85% leach gold recovery of the concentrate produced at a grind size p80 of 75 microns.

15.2              Process Design Criteria — Run of Mine

Based on the metallurgical test work results, the mine plan from AMEC and the fact that copper and gold grades in the nearby Maraca (Chapada) treatment plant are decreasing over time, the following strategy was adopted:

Treat the oxidised component of the Suruca Project’s ore using conventional heap leaching with agglomeration technology; and

Modify the existing Maraca treatment plant to improve recoveries of both copper and gold from both the Maraca and Suruca Project’s ore-bodies. The Maraca plant will be modified in response to the introduction of Suruca Project’s sulphide ore in 2017.

As a result of the separate oxide and sulphide treatment plants, two separate design process design criteria were developed.

These are detailed below in Table 15.2 and Table 15.3.

Table 15.2: Oxide Process Design Criteria — Heap Leach Operation

Item	Value
Average Annual Stacked Treatment Rate (tonnes)	4,000,000
Average Gold Grade Stacked (g/t)	0.477
Overall Plant Gold Recovery (%)	90.0
Average annual production of gold (oz)	55,209
Run of Mine (ROM) top size (mm)	600
Ore Moisture Content — Range (%)	5 to 8
Agglomerated Ore Moisture Content (%)	12 to 15
Apparent Density of ROM ore (t/m3)	1.4
Average Cement Addition Rate (kg/t)	15.0
Average Cyanide Addition Rate (kg/t)	0.10
Design Application Rate (litres/hour/m2)	10.0
Number of Leach Cycles	1
Application Period (days)	90
Design Application Volume (m3/tonne)	3.2
Life of Mine (LOM) (years)	6

Table 15.3: Sulphide Process Design Criteria — Modified Maraca Treatment Plant

Item	Value
Annual Treatment Rate (tonnes) — Plant	22,000,000
Annual Treatment Rate (tonnes) — Suruca	7,377,000
Annual Treatment Rate (tonnes) — Chapada	14,663,000
Integrated - Life of Mine (LOM) (years)	6
Proportion of Suruca Ore in Plant Feed Blend (%)	33.4
Proportion of Chapada Ore in Plant Feed Blend (%)	66.6
Gold Grade (g/t) — Plant	0.278
Gold Grade (g/t) — Suruca	0.553
Goid Grade (g/t) — Chapada	0.141
Gold Recovery (%) — Plant	69.4
Gold Recovery (%) — Suruca	79.8
Gold Recovery(%) — Chapada	64.2
Gravity Gold Recovery (%) — Plant	33.4
Flotation Gold Recovery (%) — Plant	46.4
Annual production of gold (oz)	136,627
Copper Grade (%) — Plant	0.161
Copper Concentrate Grade (%) — Plant	23.65%
Copper Recovery (%) — Plant	84.8%
Copper Recovered (tonnes) — Plant	30,048
Copper Concentrate (tonnes) — Recovered	127,053
Crushing Circuit Operational Efficiency (%)	75
Comminution and Hydromet Operational Efficiency (%)	92
Operating Work Index Requirement — p80 of 75 µm (kWhr/t) - Plant	28.5
Flotation Circuit — Mass Pull to Copper Concentrate (%)	1,5
Flotation Circuit — Mass pull to Pyrite Concentrate Leach Circuit (%)	4,52
Cyanide Addition Rate (Kg/tonne of concentrate)	0,42
SMBS Addition Rate (Kg/tonne of concentrate)	0.75
Collector Addition Rate (Kg/tonne of new feed)	40
SAG Mill Grinding Media Consumption — 5” (g/t of new feed)	200
Ball Mill Grinding Media Consumption — 3” — (g/t of new feed)	300
Vert-Mill Mill Grinding Media Consumption — 1” — (g/t of new feed)	25
Pyrite Grinding Mill Media Consumption — 2” (g/t of new feed)	300
Total Grinding Media Consumption — Plant (g/t of new feed)	825

15.2.1              Oxide Plant Process Description

15.2.1.1             Crushing and Stacking

The crushing circuit consists of two MMD sizers in series and associated equipment. ROM material from the mine is fed to the first of the MMD sizers using either dump trucks or front end loaders. The ROM material is unloaded directly to the ROM bin through a 400 mm aperture fixed grizzly screen. The grizzly screen oversize is collected, broken with a mobile rock-breaker and fed to the ROM bin at a later time. Grizzly undersize material is then stored in the ROM bin and control fed to the MMD sizer via apron feeder. Material is pre-screened before the MMD sizer using a fixed screen with the undersize reporting directly to the crushed product conveyor. Material passing through the first MMD Sizer (625 model) passes directly to the second MMD Sizer (625 model) in series. MMD crusher product then combines with screen undersize and is conveyed to the crushed product stockpile. The crushed stockpile is covered with a plastic cover to prevent the crushed product being exposed to the rain. The covered stockpile can be accessed with a front end loader to clean out the bin and conveyors under the stockpile when required.

Crushed product is then control fed to an agglomeration drum. Prior to the drum, cement is added in a controlled fashion based on the agglomeration drum feed rate and pre-set cement addition rate. In the agglomeration drum, a weak cyanide solution (barren pond solution) is added and mixed to produce agglomerates which are conveyed and stacked. A series of semi-portable conveyors runs the material outside the plastic lined pads. A further set of mobile conveyors transports the material down the centre of the pads to the stacking conveyor. All of the semi-mobile and mobile conveyors are covered to prevent further exposure to rainfall.

The crushed ore can also be fed to the agglomeration drum using a front end loader when the crushing plant is stopped. The wheel loader can enter under the plastic sheet to feed the conveyor underneath. At the end of the mobile and semi-mobile conveyor system the material is transferred to a cross conveyor and finally transfers to the heap leach stacker, which discharges the agglomerated material at a height of 8 metres. The agglomerated material is stacked on pads which are prepared using impermeable HDPE plastic. The pads are approximately 100 metres wide and 620 metres long.

15.2.1.2             Internal rate of returnigation

The pads have a slight inclination to allow collection of the internal rate of returnigation liquor at one end of the prepared pad. The heap leach pads are stacked from one end to the other, with the mobile conveyors progressively removed as the stacker moves up along the length of the pads. The heap leach pads are divided into three distinct phases:

•                  Active leaching

•                  Rinsing; and

•                  Idle ore (before leaching and after leaching and rinsing).

Once the stacking process is completed, the agglomerated ore is allowed to dry for a period of 1 to 4 days depending on the prevailing climatic conditions. Internal rate of returnigation lines are installed onto the top surface of the stacked ore. In the high rainfall months, a sprinkler

(wobbler) internal rate of returnigation system is used to promote evaporation and during the low rainfall months drip internal rate of returnigation is utilised to reduce evaporation rates.

A weak cyanide solution from the barren solution pond at basic pH levels (10 to 12) is then used to internal rate of returnigate the stacked ore. The weak solution filters through the agglomerated ore with the gold inherent in the ore leached into solution to produce a gold rich solution. The gold rich solution collects at the base of the pad and is diverted to the end of the pad and collected in a drainage system. The gold rich pregnant solution runs through a plastic lined drainage system to the pregnant solution pond.

Two other drains exist (3 in total). The second drain collects rinse water which is utilised to neutralise the cyanide in the heaps after cyanidation has been completed. The rinse water is directed to the emergency pond for re-use at a later time. The third drain is used to collect rainfall from the top of the heaps. Heaps which have been leached and rinsed are covered with HDPE plastic and the rain water (free of chemicals) is directed to a water collection dam which can be reclaimed during the drier months.

15.2.1.3             Solution Ponds

The process plant consists of 6 plastic lined HDPE ponds and 1 water collection pond. The 6 plastic lined ponds are as follows;

•                  Pregnant solution pond — Receives gold rich liquor from the active leaches. This solution is then pumped through the adsorption columns. In instances of high rainfall, the pregnant solution pond overflows in the barren solution pond;

•                  Barren solution pond — Receives solution from the adsorption columns once gold is removed onto activated carbon. Make-up water which is either water from the emergency pond or water collection dam and cyanide, is added to this pond during the drier months to maintain internal rate of returnigation solution volume application rates. Solution from the barren pond is pumped to the active leach and to the agglomeration drum using separate pumps. During the wet months during high rainfall periods internal rate of returnigation will cease whilst gold adsorption will continue. When the barren solution pond is full, solution overflows into the emergency solution pond;

•                  Carbon fines pond — At the completion of the carbon regeneration process, the regenerated carbon is screened to remove fine carbon. The fine carbon is directed to a small plastic lined pond. The overflow from the carbon fines pond runs into the barren solution pond;

•                  Emergency solution pond — The emergency solution pond prevents weak cyanide solutions from entering the environment. During the wet months the pond acts as an emergency containment system during periods of high rainfall events. This solution is then returned to the system for gold recovery. During the dry months the pond acts as a water reservoir and make-up pond. It receives water from the local river system and from the water collection pond. Water from the emergency pond is added to the barren solution pond using a pontoon pump arrangement in the emergency pond;

•                  Neutralisation ponds 1 and 2 — At the completion of the active leach process, weakly complexed cyanide within the heaps must be neutralised prior to reclamation. The ponds are small ponds which are used to internal rate of returnigate the inactive leach pads with copper sulphate and hydrogen peroxide. The first neutralisation pond is used to mix the copper sulphate and hydrogen peroxide. The second pond is the internal rate of returnigation pond. Solution is pumped to the disused heaps. Solution return flows to the emergency pond. The solution is re-used at a later time;

•                  Water collection pond — The water collection pond or safety dam is a clay lined pond which receives water from the local river system (Rio dos Bois) and also rainfall run-off from plastic lining over the top of internal rate of returnigated and rinsed ponds. The water is reclaimed during the dry seasons and either runs into the environment naturally when full or is pumped/discharged to the environment when required.

15.2.1.4             Adsorption and Elution

Pregnant solution is sampled and then sent to the adsorption feed tank. The solution flows through 4 adsorption columns in series and flows by gravity from one adsorption column to the next. In each of the column is 6 x 12 mesh activated carbon at a concentration of approximately 24 grams per litre in solution or a total of 12 tonnes of carbon.

Barren or eluted carbon is added to the last adsorption column and pumped forward to the next adsorption column in a counter current mode. A sieve is installed on the discharge of each of the adsorption column to prevent the carbon flowing to the next adsorption column.

The total residence time in the adsorption columns is in the order of 25 minutes. The final liquor discharged from the final adsorption column containing a low concentration of gold is sent to the barren solution pond.

Loaded activated carbon is transferred to an acid wash tank where the loaded carbon is washed with a cold dilute hydrochloric acid solution to remove organic salts of calcium and magnesium from the loaded carbon surface prior to the elution process.

After acid washing, the carbon is washed and sent to the elution column to remove gold from the loaded carbon. The atmospheric Zadra process will be used to elute or desorb the contained gold from the loaded carbon. The Zadra desorption process consists of the desorption of the precious metal present in the loaded carbon by washing with a solution of NaCN and NaOH at high temperature (85 to 95º C) and at ambient pressure and requires around 24 hours to complete.

The gold removed from the loaded carbon cools in a flash cell and then reports to the two Mintek electrowinning cells in parallel. Gold in solution is removed onto stainless steel cathodes. The electrowon solution then flows to the solution tank below the electrowinning cells. The solution is then pumped to a gas heater and then continues on to the elution column for further elution. Once the solution returning from the elution column is below 1 ppm gold in solution the elution process is stopped. The eluted or barren carbon is then rinsed and sent to the carbon regeneration process.

Once per week, the stainless steel cathodes are rinsed off with a high pressure washer. The cathode sludge is then filtered, dried in an oven and then transferred to the barring furnace. Fluxes are added to the barring furnace which is then heated to around 1150oC. Gold is then poured into molds.

15.2.1.5             Utilities

Eluted carbon is sent to the thermal regeneration kiln to remove inorganic material which has loaded into the pores and onto the surface of the carbon such as naturally occurring oils.  The carbon is heated to between 650 and 750oC in a sealed and steam atmosphere. The regenerated carbon is then screened to remove fine carbon generated during the elution and regeneration process. Carbon oversize is cooled using water in a carbon storage hopper. The carbon fines report to the fine carbon settling pond.

New carbon is added to the process when carbon in circuit stocks drop. 500 kilograms bulk bags are used to maintain circuit stocks. Regenerated oversize carbon is then pumped to the last adsorption column.

As previously stated, hydrochloric acid is used to wash the activated carbon to remove particles of calcium and magnesium. The acid will be received as 1000 bulk drums and then pumped through to the acid mixing tank where it is mixed with water to a concentration of around 3% w/w HCl. The dilute solution is re-circulated through the acid wash hopper.

Sodium cyanide solution is used in the leaching process and in the desorption process. The sodium cyanide will be stored in 1 tonne bulker bags and will be mixed with fresh at a concentration of 30% solids w/w. The dosage of sodium cyanide will be in the order of 100 grams per tonne of ore stacked. Any gases generated will be removed through an exhaust fan. To ensure consistent cyanide addition rates and cyanide concentrations reporting to the active leach cells, a cyanide storage tank and dosing pump will be installed. Another pump is installed to dose cyanide into the solution dosing line going to the agglomeration drum. Cyanide will run by gravity to the elution storage tank.

Portland or “High Early” strength cement will be used in the agglomeration process for crushed ore with an average dosage equal to 15 grams per tonne of ore processed. The cement will be delivered in trucks equipped with air compressors and unloaded directly into 2 installed cement silos. These silos will be installed above the crushed product discharge conveyor and fed at a controlled onto the discharge conveyor using screw feeders.

Caustic soda or sodium hydroxide is used in the desorption of gold from loaded carbon. The caustic soda will be delivered in 25 kilograms bags and mixed in a tank and then transferred to a doing tank. From there, the solution is added to the elution circuit.

Liquefied gas will be used in the elution circuit and the gold room for heating and smelting. The project calls for a tank to be installed in the field to meet this need and to store enough LPG to supply the plant for two weeks continuously.

A fuel station installed in the field will be required for all light vehicles used in the plant, and for mobile plant equipment (front end loaders, excavators and rock breakers) as well as for the fleet of trucks and other mining equipment including scrapers and tractors. The facilities must have the capacity to supply all equipment for a period of one week continuously.

15.2.2             Sulphide Plant Process Description

An individual processing plant option for the Suruca Project’s ore body was initially considered for the treatment of the sulphide ore component. However, due to the relatively short life Suruca Project’s deposit life of mine (“LOM”) time span, the required annual throughput rate and low gold grades it was decided to look at other options for treatment. As the Chapada Project’s ore body grades would be in decline at the commencement of the Suruca Project’s sulphides ore treatment, it was decided to treat the Suruca Project’s ores within the existing Chapada Project’s plant with modifications. The following treatment route described is based upon the recommendations made by UIMIN and additional requirements considered by AMEC Minproc.

15.2.2.1             Primary Crushing

Two types of ore will be fed to the Chapada Project’s treatment plant:

•                  Chapada ore and

•                  Suruca ore.

The Chapada Project’s ore will be crushed in the existing MMD 1000 sizer or the existing C200 single toggle jaw crusher depending on the hardness of the ore being treated. The MMD sizer will treat the finer softer ore bodies at Maraca (BTT-F, GNS and QRST) and the harder, coarser ores (ANX and BTT-M) treated through the jaw crusher.

The Suruca ore will be treated in two Lokotrack LT140 crushers situated adjacent to the Suruca open pit. These portable crushers are existing crushers and will be able to treat the 8 Mtpa of Suruca ore. The Lokotrack crushers are standard single toggle jaw crushers that are track mounted and portable.

The crushed ore from Suruca will then be either transported to the Chapada Project’s plant via an overland conveyor system between the two operations. The Suruca open pit is located approximately 7.5 kilometres from the Chapada Project’s plant. A study was developed to determine which option for ore transport will be chosen and the overland conveyor option revealed to be more economically viable.

The MMD Sizer has a fixed screen prior to crushing and has an individual feed ROM bin. Ore is fed using an apron feeder to the fixed screen. Oversize reports to the crushed ore feed conveyor below and the oversize passes through the MMD sizer and recombines with the screen undersize product. The material is then transported to the primary crushed ore stockpile. The C160 crusher has a fixed grizzly to remove oversize rocks and oversize rocks are removed, broken with a rock breaker and re-fed at a later time.

Material which passes through the grizzly is delivered at a controlled rate to the primary crusher via an apron feeder. The product reports to a fixed screen with the fines by-passing the primary crushing step. Oversize material retained on the feeder is fed to the C160 jaw crusher. Jaw crusher product is combined with feeder undersize material and conveyed to the same crushed product stockpile and combined with the MMD crushed product. It is anticipated that the crushed product from the Suruca Project’s deposit will be fed directly onto the jaw crusher product conveyor.

The existing crushed product stockpile has a live stockpile capacity of 30,000 tonnes or 15,800 m3 and total stockpile capacity of 200,000 tonnes or 107,300 m3. This stockpile will continuously feed the grinding circuit at a controlled rate. An external emergency stockpile will also be constructed and used during periods of extended crushing circuit downtime.

15.2.2.2             Grinding and Classification

Primary crusher product from the stockpile will be transported by fixed speed conveyor to an existing high aspect 34 foot diameter by 19 foot EGL SAG mill with 2 x 6250 kW drive motors fitted on individual pinions. A fixed weightometer will be installed on the conveyor at a point after the discharge of material from the stockpile feeders. The Primary SAG mill discharge product reports to an existing double deck vibrating screen with dimensions of 3 m x 6.1 metres and bottom deck apertures of 12 mm x 30 mm. A spare screen exists and in the event that one of the screens is offline for maintenance, the other screen can be rolled into position quickly.

Discharge screen (pebble) oversize is transported by conveyor to an existing HP800 crusher with the crushed pebbles re-fed to the SAG mill. Two crushers are installed with one crusher operating and the other crusher on standby in the event that the other crusher is undergoing maintenance. Due to the heavy pebble crusher duty, two crushers are required in order to maintain the grinding and classification circuit operating efficiency of greater than 92%.

Mill discharge will pass over a flat deck horizontal vibrating screen. The screen will have a polyurethane deck fitted with 12mm x 25 mm slot apertures in the direction of flow. Material will be separated into oversize and undersize components. The screen will be installed with high volume and pressure water sprays to remove fine slimes material from the surface of the screen oversize. Oversize material will passes to a chute and fall onto a conveyor located at the discharge of the screen. This conveyor will stop when pebble crusher maintenance is conducted. As a result, the rock load in the chute overflows into a concrete bay below. This material is then collected and transported to a stockpile and re-fed when pebble crusher maintenance is completed.

Material passing through the screen is combined with intensive cyanide leaching system tailings in the cyclone feed hopper. Additional water is also added to control cyclone feed density. Cyclone feed is pumped to the existing primary cyclone cluster consisting of 6 x 33-inch diameter hydro-cyclones for classification. It is anticipated that 5 of these cyclones will be operating during the treatment of the Suruca and Chapada ore. One cyclone will be maintained as a spare and be ready to be used in the event that maintenance is required for another of the cyclones.

Cyclone feed material is then classified into an overflow (fine material) and underflow (coarse material) stream. The entire underflow stream is then fed to a splitting hopper. During normal operation, the material will report to the new gravity circuit installed (referred to as primary gravity circuit). In the event that the gravity circuit is undergoing maintenance, the material will report directly to the feed of the ball mill.  Cyclone overflow flows by gravity directly to the flotation circuit. Cyclone underflow material reports to 2 new vibrating gravity feed screens 2.4 metres wide x 6.3 metres long with 1.7 mm x 10 mm aperture slots. Screen undersize from each of the screens reports to a single gravity concentrator. Screen oversize combines with cyclone underflow from the secondary cyclone classification bank and the gravity concentrator tail and reports to ball mill feed.

The existing ball mill is a 24 foot x 40 foot conventional overflow ball mill fitted with 2 x 6250 kW motors. Ball mill discharge is screened over a trommel. Trommel oversize runs into an pebble oversize concrete bunker whilst trommel undersize runs into the ball mill discharge hopper where the pulp combines with the tailings from the second set of new installed centrifugal gravity concentrators, screen oversize from the installed secondary gravity concentrator feed screens and the residue from the installed intensive leach reactor treating all of the gravity concentrate produced.

Ball mill discharge hopper product is pumped to an existing set of cyclones (secondary cyclone classification). Two banks of cyclones are installed, one bank consisting of 8 x 32 inch cyclones and the other bank consisting of 8 x 32 inch cyclones. Cyclone underflow flows directly to ball mill feed whilst cyclone overflow flows by gravity to the flotation circuit.

A second set of new pumps is installed onto the ball mill discharge hopper. The pumps are used to direct feed to the second set of gravity concentrator feed screens. Three new vibrating screens of 2.6 metres wide x 6.4 metres long screens are installed above the ball mill discharge hopper. Screen oversize feeds to the ball mill discharge hopper whilst screen undersize feeds to 3 new centrifugal gravity concentrators. Gravity tails feed the ball mill discharge hopper whilst gravity concentrate reports to intensive leach reactor with the concentrate from the primary centrifugal gravity concentrators.

The installation of the gravity concentrators in these 2 separate locations ensures that gravity gold is captured as soon as it becomes liberated.

15.2.2.3             Gravity concentration

In both of the location points, the primary cyclone underflow and the secondary cyclone feed, the screen feed passes over a flat deck vibrating screen to remove oversize material. Polyurethane screen panels fitted will have slots of 1.7 mm x 10 mm in the direction of flow. The screens will have high pressure water sprays to adjust the density of the feed pulp to the concentrator and also remove sludge from the surface of larger rocks. Five new screens will be fitted, 2 in the primary cyclone underflow and 3 in the secondary cyclone feed location. Pulp feed rate and density to the concentrators will also be controlled so that material does not overflow from the top of the concentrator.

Two different types of gravity concentrators can be utilised for the duty, Knelson XD-48’s or Falcon SB5200 concentrators. Two concentrators will be installed in the primary cyclone location and three concentrators in the secondary cyclone feed location. The concentration of the feed pulp will be adjusted again inside the concentrator using additional water injected into the concentrator bowl to assist in separation of gangue minerals from coarse, fine and sulphide associated gold

The output of the gravity concentrators will be discharged once per hour (maximum) and an intensive cyanide leach reactor that follows will be sized to accommodate the amount of concentrate produced from all of the concentrators.

A new single centrifugal C4000 continuous gravity concentrator also fitted to the discharge of the new and second cleaner flotation bank to remove fine gold associated with flotation tailings prior to entering the concentrate leach circuit. The sulphide concentrate from the C4000 (around 10% of the feed mass) will then be fed to a batch continuous centrifugal concentrator which will be either a Falcon SB750 or Knelson XD20 concentrator. This will remove very fine gold particles from the pyrite concentrate stream. The batch concentrate will then report to the intensive leach reactor.

15.2.2.4             Intensive leaching

The concentrate from the 5 large (XD48 concentrators or equivalent) and 1 small (XD20 concentrator or equivalent) gravity concentrator will be discharged at a maximum of once per hour. The intensive leaching reactor that follows will be sized to accommodate the volume of concentrate from all 6 concentrators. Two types of intensive leaching reactors are being considered, a Consep Acacia CS 6000 reactor or Gekkos ILR 10000 BA reactor.

The reactors use cyanide for intensive leaching of gold from the concentrate into solution. Sodium hydroxide is used to control pH (around 11-12) during the leaching cycle, which can take between 3 and 12 hours to complete, depending on the size of the gold recovered into the concentrate and the quantity of gold recovered. Up to three batches of concentrate can be leached per day depending on the leaching rate for the concentrate. A cyanide concentration of 20,000 ppm or 2% by weight will be used during the leaching cycle.

After the leach cycle is completed, rich clarified pregnant solution is pumped to the new electrowinning circuit holding tanks. Solid tailings washed from the leach reactor will then be sent to the ball mill discharge hopper or dumped directly on the mill floor (pumped to the cyclone feed hopper using a sump pump).

15.2.2.5             Sequential Flotation

Existing Circuit

The existing Chapada Project’s flotation circuit is used for the extraction of copper concentrate with a gold by-product which is associated with both pyrite and chalcopyrite. In order to maintain copper grade specifications a reduction in gold recovery is noted. Existing copper and gold recoveries for the Chapada Project’s ore types average 86% and 62.5% respectively. Gold recoveries are reduced in order to maintain copper grades above 23% by weight.

The existing flotation circuit consists of the following:

•              6 x 160 m3 rougher cells;

•              4 x 160 m3 scavanger cells;

•              6 x 21.5 m3 cleaner cells; and

•              2 x 160 m3 pyrite scavenger cleaners;

•              1 x 4 m diameter x 10 m high column flotation cells.

The concentrate from the rougher cells is first cyclone classified in an existing bank of 4 x 20 inch cyclones with cyclone underflow ground in an existing VTM 1000 WB Vertical mill with 750 kW of available power. Cyclone overflow reports to the cleaner cells. Cleaner concentrate reports through to the column flotation cell with the column cell concentrate reporting through as final copper concentrate and column cell tail reporting back to the feed of the regrind classification cyclones.

Modifications

In the modified circuit an additional 4 x 20 inch cyclones bank and 6 x 21.5 m3 cleaner cells will be added. The 6 x 21.5 m3 cleaner cells are already installed on site but have being used for other applications. A sequential flotation step will be added to separate the chalcopyrite concentrate from the pyrite concentrate. This will be accomplished using high pH to depress flotation of pyrite.

The rougher and scavenger concentrates will be combined and fed to the regrind mill cyclone feed hopper where lime is added. The cyclone feed pump then pumps to the existing 20 inch cyclones and to a new 20 inch cyclone bank of 6 units, with both cyclone banks underflows running to the existing VTM 1000 WB Verti-mill.

The two regrind cyclone banks overflows will then be split into two parallel streams of 6 x 21.5 m3 cleaner cells with an elevated pH. The concentrates produced will be chalcopyrite rich and low in pyrite concentration. The two concentrates produced from the cleaner banks will be combined and sent to the feed hopper which feeds the column flotation cell. Cleaner bank tail will report to a tank and is control fed to the C4000 continuous gravity concentrator. This material will be the gold pyrite concentrate.

The combined rougher-scavenger tail is fed to new banks of 76 (total) cyclones of 15 inch in open circuit. Cyclone overflow material reports directly to the final tails hopper whilst cyclone underflow reports to a new ball mill installed. Ball mill discharge will be pumped to 11 flash flotation cells 1200 tonnes per hour with flash concentrate reporting to a 6 x 200 m3 cleaner bank. The cleaner bank concentrate reports through to the feed to the regrind mill cyclone feed hopper and joins the cleaning bank circuit. This ball mill and flash circuit is to ensure that losses associated with coarse primary grinds are reduced. The tails from the Flash rougher and cleaner cells are combined and fed to a new banks of 62 (total) cyclones of 32 inch. Cyclone underflow runs back to the ball mill feed and cyclone overflow is directed to the existing pyrite scavenger cells. The pyrite scavenger concentrate runs back to the feed to the rougher flash flotation cell (ball mill discharge) whilst the tail runs and combines with the new cyclone banks overflow prior to the secondary ball mill and the detoxification tail from the pyrite concentrate leach circuit.

All of the tailings is pumped directly to the final tailings dam.

15.2.2.6             Copper Concentrate Thickening and Filtration

Column flotation concentrate combines and feeds to an existing 13 metres diameter high rate thickener. Concentrate underflow at 60% solids w/w is fed to an existing concentrate holding tank with 998 m3 of capacity prior to filtration.

Filtration is conducted in an existing Larox pressure filter model with 72 m2 of filter area, model number PF60/72 M145. The filtered copper concentrate is stored in a covered area to prevent moisture increase prior to shipment in bulk.

15.2.2.7             Pyrite Leaching and Adsorption (new circuit)

Tails from the centrifugal concentrators (continuous and batch) are sent to a new pre-leach thickener to increase the solids density from around 25% to 30% solids by weight to 50% solids by weight. The thickener will be a 20 metres diameter high rate thickener. If required additional lime pulp is also added to the entrance to the first leach tank and the pH adjusted to between 10 and 11. Pulp is oxidised using an air ejection device located at the base of the tank to increase the level of dissolved oxygen (DO) levels to between 10 and 20 ppm.

No pre-oxidation will be required due to the presence if dissolved oxygen in the previous flotation steps. It is anticipated that 6 new CIL tanks with activated carbon and interstage screens will be used air is injected at the base of the tank to retain DO levels above 10 ppm. The six CIL tanks in series will be used for a total residence time of 24 hours at nominal throughput rates.  The DO level of the final leach tank is maintained above 7 ppm and the level of cyanide maintained above 100 ppm free sodium cyanide in solution in the final CIL tank.

The CIL tanks will have an agitator, air injection, carbon transfer pump (with recessed impellor) and vertical Kemix type inter-stage screens fitted. The activated carbon (coconut charcoal 6 x 12 mesh) will be transported using the transfer pumps. The carbon is transported in a counter current direction to the flow of pulp. It will be necessary that the inter-stage screen area is sufficient to ensure that during periods of high rates of carbon transfer that the adsorption tanks do not overflow. The vertical Kemix type screens proposed can be removed and substituted with replacement screens using a permanent overhead crane that will be installed.

The loaded carbon is removed from the lead (first or second tanks) adsorption tank using a recessed impellor pump. The pulp reports to a 0.65 metres width x 1.55 metres length vibrating screen (activated carbon screen) with polyurethane panels (slot 710μm x 10mm) with water sprays fitted to remove sediment from the surface of the loaded carbon. Clean loaded carbon flows by gravity to the acid wash column located directly below the screen. Screen pulp returns back to the lead adsorption tank.

The pulp from the final CIL tank will flow over a new 0.90 metres width x 2.24 metres length vibrating screen (carbon safety screen) and report to a new post leach thickener, also a 20 metres diameter high rate thickener. Water will be added to the thickener to dilute the cyanide level in solution reporting to the detoxification circuit.

15.2.2.8             Acid wash and elution (new circuit)

Loaded carbon from the CIL circuit front tank is transferred to the acid wash hopper or column that is equal in size and volume to the elution column. The loaded carbon is washed with raw water to remove sludge and the overflow from the acid wash column flows by gravity to the detoxification circuit. When the wash is complete, an acid wash step with hydrochloric acid (3% - 6% concentration) is conducted at atmospheric pressure and temperature. Acid solution circulates through the loaded carbon bed to remove any inorganic salts present on the surface of the carbon. Excess solution from the acid wash cycle is diverted to the detoxification circuit. Raw water is then pumped through the loaded carbon bed to remove excess acid and increase the pH of the solution back to neutral. When the output water has reached neutral pH, loaded carbon will be transferred using an eduction water system to the top of elution column. Raw water will be added to the elution feed tank as and when required. When the carbon transfer process has been completed to the elution column, drainage will continue until the carbon has fully drained at which time the elution process commences.

The selected process is the AARL elution method. During the acid wash cycle, an elution pre-heating cycle commences. The cycle consists of pre-heating a concentrated solution of sodium hydroxide and cyanide (3% cyanide and 2% sodium hydroxide), which will be distributed in a primary heat exchanger system under pressure, until reaching a temperature of around 120°C. When this temperature is reached, the solution is pumped to the bottom of the elution column under pressure (certified pressure vessel). Once the column is filled with solution, this allows wetting of the loaded carbon within the column. During the elution cycle, the solution exits at the top of the column and passes through a secondary heat exchanger which will then be used to heat the softened water entering during the following step. The rich pregnant solution then passes to electrowinning solution storage tanks. It is anticipated that two solution storage tanks will be installed. During the elution step, clean water then passes through the primary and secondary heat exchangers before entering the bottom of the elution column. The clean raw water will continue to remove gold from the surface of loaded carbon. This process will be continued as needed to achieve a barren carbon grade of 50 ppm or lower.

Once elution is complete, barren (eluted) carbon will be washed with softened raw water and this wastewater will be pumped to the CIL circuit final tanks so that any residual gold recovered during the cooling down process will be recovered onto activated carbon. Once the barren carbon has been washed with sodium hydroxide and cyanide and sufficiently cooled, it will be sent to the feed tank of the new carbon regeneration kiln.

The carbon will feed the horizontal gas kiln. The kiln will not use any external source of steam and, when exiting the column, the regenerated carbon will pass through a screen to remove fine particulates generated during the elution and regeneration processes. Screen oversize material falls into the kiln discharge tank where it is water educted to the final CIL tank. When the stocks of carbon, within the adsorption circuit, fall below the required level, new activated carbon is fed to the kiln discharge tank and then fed to the final adsorption tank.

15.2.2.9             Gold room and electrowinning (new circuit)

Solutions coming from the intensive leaching and elution processes are pumped into one of two electrowinning solution storage tanks. Three electrolytic cells will be installed with two in operation and one spare. The cells will operate in parallel.

Each cell box will have perforated stainless steel plate anodes and cathodes of stainless steel mesh. The spare cell box will allow the gold to be removed whilst the electrowinning process can continue. The electrowinning circuit will be designed so that the cycle will be completed in no more than 16 hours, with levels of gold in solution reduced to below 5ppm. The barren solution will then be pumped back into the CIL circuit through a sump pump.

The gold deposited on the cathodes is removed from the stainless steel wool by means of a high-pressure washer and washed in a tank below where it is drained of excess water. The moist electrowinning sludge or cake is then dried in a furnace until all of the moisture is removed. The dried cake is then feed to an A100-type gas smelting kiln manually. Fluxes will be added and the kiln will be heated to around 1,150°C.

15.2.2.10      Detoxification (new circuit)

Discharge pulp from the tailings of the adsorption circuit will be pumped to the INCO neutralization tank that will have a residence time of 1.2 hours at the nominal throughput rate and at a concentration of 45% solids w/w (1 hour at maximum throughput rates). A spare tank will be installed in the event that maintenance is required during normal operation.

Air will be added into the INCO tank to achieve a minimum level of 3ppm dissolved oxygen along with SMBS for generating SO² gas. Copper sulphate for copper ions (catalyst for the reaction of the weak acid dissociable (WAD) cyanide ions) will not be required at the pyrite concentrate will have sufficient dissolved copper levels in solution. If required, lime is added to maintain pH at around 8 which is ideal for the reaction described below.

The basic reaction is as follows:

CN- WAD + SO2 + O2 + H2O →OCN- + H2SO4

Cyanide + Sulfur Dioxide + Oxygen + Water → Cyanate + Sulfuric acid

The chemicals listed will be added in a controlled manner by an automatic control system to ensure that the above reaction occurs and acceptable levels of free and WAD cyanide are discharged to the tailings dam.

It is recommended that the INCO detoxification tank be agitated and maintained at a near-maximum level at all times to ensure maximum residence time, sufficient agitation and the avoidance of pulp by-passing through the tank without undergoing neutralization. Final neutralised waste is pumped to the TSF (tailing storage facility) for tailings storage and water recovery.

15.2.2.11      Air Generation and Distribution

Compressed air is supplied to the CIL tanks, INCO detoxification cyanide neutralization tank, for maintenance work and for plant instrumentation. The air requirement will be dependant on existing air requirements and anticipated air requirements. Both will require reservoir tanks and the plant instrument air will also require filters and dryers for use within the new plant and equipment. During maintenance periods, a portable diesel air compressor should be used to meet the demand as required.

15.2.2.12      Utilities

Liquefied gas will be used in the elution circuit and the gold room for heating and smelting. The project calls for a tank to be installed in the field to meet this need and to store enough LPG to supply the plant for two weeks continuously.

The main chemicals and consumables currently used in the sulphide flotation plant include the following;

•              Collector - PAX and SIPX

•              Frother — M28 and Flotanol D-14

•              Lime — hydrated lime

•              Flocculant — anionic polyacrylide

•              Grinding media 5, 3, 1 and 2 inch balls.

It is expected that there will be minor changes to the above systems due to the increased consumption of collector, lime, frother, flocculants and grinding media for the additional new equipment.

In addition to the above requirements there will need to be new systems related to the installation of the gold leach plant and associated equipment including:

•        Sodium cyanide mixing, storage and dosing facilities;

•        Hydrochloric acid mixing and dosing facilities;

•        Sodium hydroxide mixing, storage and dosing facilities;

•        SMBS mixing, storage and dosing facilities; and

•        Activated carbon storage facilities.

Figure 15.1: Suruca Oxide Process Flowsheet

Figure 15.2: Chapada Treatment Plant - Existing Process Flowsheet

Figure 15.3: Chapada Treatment Plant - Recommended Process Flowsheet

16               MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

16.1              Mineral resource estimate

16.1.1              Chapada

Emerson Ricardo Re, MAusIMM, Resource and Reserves Corporative Manager of Yamana, is the qualified person for Chapada Project’s mineral resources. Raúl Contreras, Metalica Consultores S.A, is the qualified person for mineral reserves. Based on the Yamana methods, Table 16.1 and Table 16.1 were developed as an estimate of mineral resources remaining after 2010 mining net of the mineral reserve presented in Table 16.1.

The mineral resources statement is based on the block model validated by Metalica in 2008 and reported on the technical report dated February of 2009.

The model was constructed using 10 metres x 10 metres x 5 metres. parent cell size within the project field limits. Vertical sections were interpreted using 0.15% Cueq. grade shell that was based to estimation plan. Two sets of estimation were defined, within Cueq grade shell and outside Cueq grade shell. Also, the estimations were done for separated dataset of Oxide, Mixed and Sulphide rocks that were add for futures process.

Measured resources are reported with existing oxide stockpile that total 65.250 Ktonnes of ore that represent 269,000 gold ounces.

Table 16.1: Mineral Resources - Net of Mineral Reserves

Mineral Resources - Net of Mineral Reserve

	Resource	Copper	Gold	Copper Contained	Gold Contained
Resource Category	Ktonnes	(%)	(g/t)	lbs. (mm)	oz. (000’s)
Measured/Indicated Resource
Measured Mineral Resource	61,785	0.176	0.108	239	214
Existing Oxide Stockpile	3,465	0.000	0.491	—	55
Indicated Mineral Resource	278,787	0.187	0.098	1,146	881
Measured/Indicated Resource*	344,037	0.185	0.104	1,385	1.150
Inferred Mineral Resource
Inside Design Pit	0	0.000	0.000	—	—
Outside Design Pit	96,147	0.185	0.094	392	289
Total Inferred Resource	96,147	0.185	0.069	392	289

Notes:

(1) Mineral resource estimated using the limits of block models;

(2) Measured and indicated mineral resource is only the resource outside of the current design pit.

(3) 3.53 $/t NSR cutoff for Open Pit

* Copper grade does not include the oxide stockpile

Note that measured and indicated resources are only those resources outside of the current final pit design.  Measured and indicated mineral resources are 344.037 million tonnes at 0.185% copper and 0.104 g/t gold.

Inferred resources have separate line items for resources that are both inside and outside the final pit design. Inferred resources inside the current pit design amount to 0.0 million tonnes.  Total inferred mineral resource is 96.147 million tonnes at 0.185% copper and 0.069 g/t gold. Table 16.2 shows mineral resources, inclusive of mineral reserves.  Measured and indicated resource on Table 16.2 is the sum of the proven and probable mineral reserve (Table 16.2) and the measured and indicated mineral resource on Table 16.1. Inferred resources are the same on Table 16.1 and Table 16.2.

Table 16.2: Mineral Resources - Including Mineral Reserves

Mineral Resources - Including Mineral Reserve

	Resource	Copper	Gold	Copper Contained	Gold Contained
Resource Category	Ktonnes	(%)	(g/t)	lbs. (mm)	oz. (000’s)
Measured/Indicated Resource
Measured Mineral Resource	233,015	0.258	0.186	1,307	1,394
Indicated Mineral Resource	479,738	0.211	0.119	2,228	1,839
Measured/Indicated Resource*	712,753	0.226	0.141	3,535	3,232
Inferred Mineral Resource
Inside Design Pit	0	0.000	0.000	—	—
Outside Design Pit	96,147	0.185	0.094	392	289
Inferred Resource	96,147	0.185	0.094	392	289

Notes:

(1) Mineral Resources estimated using the limits of block models;

(2) Mineral Reserve estimated at $900/oz gold price and $2.50/lb copper price and

(3) 3.53 $/t NSR cutoff for Open Pit.

* For copper grade we don´t include the oxide stockpile because process is different

16.1.1.1             Model Validation

Metálica carried out the block model validation to support the mine plan production and the definition of the ore reserves. The block model used is version 2010, which included new criteria for ore resources classification.

Validation was performed for the following variables:

1.- Category.

2.- Copper and gold grade.

3.- Cooper and gold grade correlation.

The review was referenced based on benches every 20 metres between 250 m.a.s.l. and 350 m.a.s.l.

16.1.1.2             Resource Classification

Yamana reviews the resouce classification of the Chapada Project’s mine deposit based on the procedure developed by Harry Parker. This methodology has been applied with success in different types of deposits around the world.

The procedure consists of using the grade estimation accuracy as a major resource classification criterion, as follows:

•                  Measured resources should have grades estimated with ±15% relative accuracy on a quarterly production panel at 90% confidence.

•                  Indicated resources should have grades estimated with ±15% relative accuracy on an annual production panel at 90% confidence.

Yamana conducted a grade spacing study using Datamine Studio 3® and simulated a single block to determine the kriging estimation error for various grid spacings on a quarterly production panel. For the Chapada Project’s mine, the current quartely production panel represent a total of 5.250 million tons of ore.

The relative estimation error (“RSE”) was then estimated as:

RSE = σOK• CV

whereσOK is the standard deviation of the kriging estimation error (using a unit sill variogram model of the total composites of the Chapada Project’s Deposit), and CV is the coefficient of variation of the original Au composite data. Finally, the accuracy for each grid spacing on quarterly and annual production panels at 90% relative confidence levels (Q90 and A90, respectively) were estimated as:

Q90 = RSE • 1.645

A90 = Q90 • 1/√4

Quarterly and annual accuracy are compared with grid spacing on Figure 16.1 and Figure 16.2.  Detailed calculations are presented in Figure 16.3.

Yamana defined acceptable accuracy levels (±15% accuracy on quarterly and annual production at 90% confidence) are achieved with 90 m and 160 m spacings on average for measured and indicated resources, respectively.

Yamana support this methodology based on the knowledge of geology and the low variance of the mineral continuity. Consecutive results obtained with the reconciliation procedures applied during the last 4 years of the mine provide a solid base to sustain the current classification.

Figure 16.1:        Quarterly Accuracy versus Grid Spacing for Au

Figure 16.2:        Annual Accuracy versus Grid Spacing for Au

Table 16.3: Quarterly and Annual Accuracies at Different Grid Spacings

Au Grid	Spacing (m)	Normalized OK Variance	Normalized OK Std. Dev.	CV	RSE	Q90	A90
1	310	0.02632	0.162	1.91	0.3099	51%	25%
2	215	0.019799	0.141	1.91	0.2688	44%	22%
3	110	0.002791	0.053	1.91	0.1009	17%	8%
4	56	0.003087	0.056	1.91	0.1061	17%	9%

Finally, a conservative smooth wireframes were developed as follows:

For measured resources: blocks are printed as category 1 represents areas with consistently estimation and good continuity between sections.

For Indicated resources: category 2 represents blocks printed with variance obtained within the range of 160 m.

For Inferred resources: areas with category 3 represents blocks within the limit of ore interpreted by Yamana.

The wireframes were initially developed as polylines on vertical sections, and then extrapolated as solids using the predefined section thickness. The purpose of drawing smooth wireframes was to avoid the so-called spotted dogs areas with local and erratic classification patterns (Stephenson et al., 2006).

Finally, to classify the mineral resource, Yamana applied the single block method, which determines the kriging error for various grid spacing on a quarterly production panel. It´s a practical and reliable method supported by a real scenary of production, independent of grade estimation.

Metálica carried out a graphic review that matched information density (in-plant graphic representation of the boreholes) with its associated category.

Areas with high information density are expected to have blocks in the measured category, shifting from the indicated to the inferred category as information density diminishes.

The categories are presented below by bench:

• Bench 250

Note: CAT: (1) Measured, (2) Indicated and (3) Inferred

• Bench 300

Note: CAT: (1) Measured, (2) Indicated and (3) Inferred

• Bench 350

Note: CAT: (1) Measured, (2) Indicated and (3) Inferred

16.1.1.3             Grade model review

Model grades were compared with those shown by the bench-to-bench boreholes.

The review of Cu and Au grades compared the mean model values to the mean boreholes values, according to the bench selected.

The Chapada Project’s mine was found to have no data aggregation problems.

Boreholes provide information at different levels, thus the values used were selected according to the altitude of the selected bench leg plus 5 metres, corresponding to the altitude of the block model’s benches.

At the same time, one model per bench was selected in order to compare areas that had more available information.

The results are shown below:

• Bench 250

• Bench 300

• Bench 350

The Cu Grade is presented below by bench:

• Bench 250

• Bench 300

• Bench 350

The following tables summarize the comparison of mean boreholes grades with mean model grades:

Table 16.4 Comparison of Copper Grades

Bench	Cu_model	Cu_comp	Delta Cu
350	0.274	0.251	0.024
330	0.268	0.278	-0.010
310	0.317	0.301	0.016
290	0.351	0.332	0.019
270	0.342	0.335	0.008
250	0.299	0.267	0.032
Average	0.309	0.294	0.015

Figure 16.3 Comparison of Copper Grades

Table 16.5 Comparison of Gold Grades

Banco	Au_model	Au_comp	Delta Au
350	0.200	0.184	0.016
330	0.215	0.214	0.002
310	0.272	0.250	0.022
290	0.281	0.277	0.004
270	0.223	0.217	0.006
250	0.209	0.204	0.005
Average	0.233	0.224	0.009

Figure 16.4 Comparison of Gold Grades

16.1.1.4             Study of the correlation between Cu and Au grades

A bench-to-bench correlation analysis was carried out in order to identify the relationship between copper and gold grades. The analysis was based on data from composite boreholes.

Table 16.6 Summary of Correlation Coefficient

Correlation
Bench	Coefficient
350	0.51
330	0.55
310	0.80
290	0.80
270	0.81
250	0.94

16.1.1.5             Cubing model

The block model provided — with blocks measuring 10 metres x 10 metres x 5 metres — has the following tonnage at different cut grades.

Table 16.7: Tonnage block model at different Cu cut grades

Cut Cu grade (%)	Tonnage (Mt)	Mean Cu grade (%)	Mean Au grade (g/t)
0.0	6,720.93	0.033	0.021
0.1	812.77	0.215	0.124
0.2	355.87	0.307	0.191
0.3	150.24	0.396	0.253
0.4	51.97	0.497	0.331
0.5	17.72	0.607	0.413
0.6	6.47	0.722	0.520
0.7	2.67	0.835	0.640
0.8	1.25	0.939	0.749
0.9	0.66	1.022	0.817

Figure 16.5 Tonnage — Grade Curve

Block Model Origin:

•  North = 423,934.98

•  East =  674,447.88

•  Elevation = 50

•  Azimuth = 56°

Block Model Dimension:  DX/DY =10 e DZ=5m

Number of Blocks: NX = 400, NY= 220 e NZ = 71

Total Blocks: 6,248,000

Variables:	CAT	Resource Classification

	CUPCT Copper	Grade (%)

	AUPPM	Gold Grade (g/t)

16.1.1.6             Conclusions

Block Model

The resource model used by Yamana was built according to international standards and successfully reflects the true variability of grade within the deposit. The model can be used in the development of long-term production plans.

The block model is found to be sufficiently robust to define the respective mining reserves according to the mining plans to be carried out.

Resource Categorization

When plotted, the information density (boreholes) matches its respective definition. The criteria used by Yamana to define categories are in line with international standards of NI 43-101.

Cu and Au Grades

Depending on the selected benches, the mean block model grade tended to be above the mean borehole grade.

The average difference in copper grade is 0.015%, while the average difference in gold grades is 0.009 g/t. Nevertheless, this variation is low and falls within the ranges given by previous reconciliations made by Independent Mining Consultants, as shown in the tables below:

Comparison Jan 2007 – Dec 2007

	Grade Cu	Grade Au
Y - Budget Mine Plan	0.470	0.441
Y - LR Reconcilation	0.495	0.450
IMC Volumetrics	0.482	0.459

	0.026	-0.020

Comparison 2005 – 2007

	Grade Cu	Grade Au
Y - Ore Control Model	0.488	0.523
Y - Long Range Model	0.469	0.545
IMC Volumetrics	0.456	0.549

	0.028	-0.007

Cu and Au Correlation

The relationship between copper and gold grades is related to the depth of ore deposit bench, with the lower benches showing a more direct relationship.

Cubing Model

According to the model, the total resources include 355.87 Mt at 0.307 % CuT and 0.191 g/t Au at a cut grade of 0.2 % CuT. There is a reduction of approximately 50% with every 0.1% CuT increase in the cut grade.

16.1.2              Suruca

16.1.2.1             Disclosure

The mineral resource estimates reported in this section are preliminary and they were prepared by Thiago Vaz Andrade, Geologist, and supervised by Greg Walker, P.Geo., Senior Manager, Resources Estimation of Yamana and a Qualified Person as defined under NI 43-101. The work was peer reviewed by suitably qualified Yamana geologists.

16.1.2.1.1             Known issues that materially affect the September 2010 Mineral Resource

There are noissues that may materially affect the mineral resources in a detrimental sense. These conclusions are based on the following:

•                  The mineral and surface rights have secure title;

•                  There are no known marketing, political, or taxation issues;

•                  The project has local community support;

•                  There are no known infrastructure issues.

16.1.2.2             Assumptions, methods, and parametres for the September 2010 Mineral Resource Estimates

The estimates were prepared in the following steps:

•                  Data validation;

•                  Data preparation, including importation to various software packages;

•                  Validation of mineralization interpretations;

•                  Coding of drillhole data within mineralised and waste domains;

•                  Sample length compositing;

•                  Analysis of extreme data values and application of top cuts;

•                  Exploratory analysis of gold grades within the mineralised domains;

•                  Variogram analysis and modeling;

•                  Creation of block models and application of density values by domain;

•                  Estimation of gold grade into blocks using ordinary kriging;

•                  Validation of grade estimations against input sample data;

•                  Resource tabulation and resource reporting.

16.1.2.2.1             Data preparation

The number of drillholes used in the September 2010 Mineral Resource Estimate was 149, accounting 27,950m.

16.1.2.2.2             Drillhole data validation

Validation checks in Vulcan 3D software included searches for overlaps or gaps in sample and geology intervals, inconsistent drillhole identifiers, and missing data. A small number of errors were noted and corrections were made.

16.1.2.2.3             Data domaining, geological interpretation and modelling

The Suruca Project ore bodies have outlined a resource with a strike length of 1,900 metres and 800 metres down dip.  The main direction is N40º E and dipping 20 to 30º NW controlled by foliation S1. The hydrothermal alteration is associated to sericitic and propylitic alteration halo. The proportion is about 44% in the sericitic and 37% in propylitic.The Project is characterized by four ore bodies called Suruca 1, Suruca 2, Suruca 3 and Suruca 4. See below detailing of ore bodies:

•                  Suruca 1:  It is the upper ore body with an average length of 7.5 metres.The gold grade average is 0.36 g/t;

•                  Suruca 2: It is the main ore body representing more than 80% of the deposit with lengths about 180 metres. It grade has an average of 0.40 g/t Au. This ore body has four internal waste bodies called Waste 1, Waste 2, Waste 3 and Waste 4;

•                  Suruca 3: Deeper than Suruca 2, this ore body has lengths about 2 metres and it gold grade average is 0.47 g/t;

•                  Suruca 4: The deeper ore body with lengths of about 5 metres has a gold grade average of 0.41 g/t Au. This ore body has an internal waste called Waste 5.

All other samples, including discontinuous zones of mineralisation, were not wireframed and were coded as lying within the waste domain.

Surfaces of saprolite and oxidation were created for the purpose of applying density codes to the model. The saprolite strings were snapped between the fine saprolite and coarse saprolite. The oxidation strings were snapped between the mix and fresh rocks.

For the construction of the wireframes, a cut-off of 0.2 g Au/t was used, considering the main hydrothermal alterations (sericitic and propylitic). For internal waste, it used composites with 5 metres length below 0.2 g Au/t.

A contact plot analysis, which compared grades between the ore bodies and waste along equal distances from the contact, was made and showed that all grade shells have hard boundaries.

The Suruca Project estimation domains are shown in Table 16.8.

Table 16.8: Suruca estimation domains

Mineralisation	Domain code
Waste	99
Waste 1	11
Waste 2	22
Waste 3	33
Waste 4	44
Waste 5	55

Mineralisation	Domain code
Suruca 1	1
Suruca 2	2
Suruca 3	3
Suruca 4	4

16.1.2.2.4             Sample compositing

The drillhole sample lengths were composited to ensure that the samples used in statistical analysis and estimations have a similar support (i.e., length). The sample drillhole length vary depending on the length of intersected hydrothermal alteration features. In geologically similar units, samples are selected at 2.5 metres length. Sample lengths were examined and composited accordingly to the most frequently sampled length interval which was 1 meter for all domains in all deposits. The composited and raw sample data were compared to ensure that no sample length loss or metal loss had occurred.

The Vulcan 3D software composite run length process was used to composite the samples within the estimation domains, (meaning that composites do not cross over the mineralised domain boundaries). The run length process was set to a value of 2.5 to allow adjusting of the composite length. This is done to ensure equivalent sample support.

16.1.2.2.4.1             Drillhole core recovery treatment

There are no significant core recovery issues at Suruca Project.

16.1.2.2.5             Extreme value treatment

Gold composite grades were examined on a domain basis for each ore body to identify the presence and nature of extreme grade values. This was done by examining the sample histogram and the cumulative frequency plot. If required, top cut thresholds were determined by examination of the same statistical plots and by examination of the effect of top cuts on the mean and variance of the sample data.

16.1.2.2.6             Data declustering

Descriptive statistics of sample populations within a domain may be biased by clustering of sample data in particular areas of the domain. At the Suruca Project deposit, declustering was not used.

16.1.2.2.7             Variography

16.1.2.2.7.1             Continuity analysis

Continuity analysis refers to the analysis of the spatial correlation of grade values between sample pairs to determine the direction of the major axis of spatial continuity. As the mineralised domains have a long and relatively flat shape oriented to the northest, only orientations within the plane of the domain were considered.

16.1.2.2.7.2             Variogram modeling

The variography in the Suruca Project deposit was made for two different sample populations, one for the sap+oxidated rocks and other for the fresh rocks. The nugget for both populations was found by modeling down hole omni-directional variograms. Semivariograms were modeled for each sample population. Figure 16.9 gives the back transformed variogram model parametres used in the estimation of the Suruca Project deposit.

Table 16.9: Back transformed variogram model parametres for Au

Deposit	Domain	Az.		Pl.	Dip		C0	C1	Ranges (m)†	C2	Ranges (m)†

Suruca	Sap+Oxi	67.5	°	0	4	°	0.020	0.027	99, 88, 4.9	0.031	197, 98, 7.2

Suruca	Fresh	40	°	0	29	°	0.034	0.059	121, 85, 20	0.007	148, 125, 49

Note: † ranges for major, semi and minor axes, respectively; structures two and three are modelled with a spherical model.

16.1.2.2.8             Estimate parametres

Ordinary kriging is a grade estimation technique that takes a standard map file and, using the information derived from a variography study and a geological interpretation of the ore body, uses classical kriging to interpolate grade values to each of the nominated cells of a block model.

16.1.2.2.8.1             Block size selection

Block sizes were selected according to the average drillhole spacing and the dimensions of the mineralised envelopes, leading to a selection of blocks with dimensions of 10 metres easting, 10 metres northing and 5 metres elevation.

16.1.2.2.8.2             Sample search parametres

The following search strategy was selected to perform the estimations:

•                  A search range equal to the maximum variogram range.

•                  A minimum of 3 samples per estimate.

•                  A maximum of 24 samples per estimate.

•                  A maximum of 8 samples per octant.

Two search ellipses were employed. A first search equal the maximum variogram range was used to perform an estimate. If the minimum number of required samples were not encountered in the first search ellipse, a second search equal twice the maximum variogram range was used wherever the first search did not encounter the minimum number of required samples to perform an estimate.

16.1.2.2.9             Block model set up

To Suruca Project deposit, the block model has a bearing of 40° of X axis around the Z axis, following the left hand rule, on the origin point. This point is an arbitrary point used to define the start of the offsets in the scheme and the pivot for the rotations. The origin point, offsets and rotations are used in conjunction with the parent scheme to define the position in space of the block model.

Table 16.10 gives the block model parametres for the Suruca Project’s mineral resource models. The UTM coordinate of the origin point is 682200 E / 8428200 N / -100 elevation.

Table 16.10: Suruca block model parametres

Type	Direction	Offset Min (m)	Offset Max (m)	Increment (m)
	Easting	0	2750	10
Blocks	Northing	0	1750	10
	Elevation	0	600	5

16.1.2.2.10      Grade interpolation and boundary conditions

Grade interpolation was by ordinary kriging. Domain boundaries were treated as hard boundaries, so that samples lying in one domain were not used in the estimation of another, in order to prevent the smearing of grades from one domain to another.

16.1.2.2.11      Density

A total of 740 density determinations have been made at the Suruca Project deposit, using the volume displacement method. Eighty five measurements were made into saprolite zone and twenty seven into oxidised rocks. 628 measurements were taken from fresh rocks. The average density value, for each zone, was applied to the block model. Table 16.11 gives the density values.

Table 16.11: Densities applied to the Mineral Resource models

Rock type	Density (g/cm³)
Saprolite	1.49
Oxide	2.12
Fresh	2.88

16.1.2.2.12      Depletion with previously mined areas

It was not necessary to perform a depletion of the garimpo area on the modelling of the Suruca Project deposit because the topographic surveying was made including the mined open pit.

16.1.2.2.13      Model validation

The Suruca Project model was validated using the following techniques:

•                  Comparison of mean sample statistics with the mean estimated grade by ore body

•                  Visual inspection of block and sample composite grades in section, plan, and in three dimensions

•                  Drift calculation which consists of separating the model into slices and calculating the grade average, for each slice, by the composites and by the estimated blocks. Using drift calculation, it is possible to compare the kriging results with the original data.

16.1.2.2.13.1      Domain statistics and visual validation

The Suruca Project model was validated by comparing the estimated grades by ore body with the input samples. The global grade comparison between the estimated grades and the input grades are within acceptable limits for all ore bodies. The drift calculation showed a good smoothing of the original data by kriging.

16.1.2.2.14      Mineral Resource classification

There are a number of factors affecting confidence in the resource estimation, which can affect resource classification. These factors include:

•                  Geological continuity (including geological understanding and complexity).

•                  Data density and orientation.

•                  Grade continuity (including spatial continuity of mineralisation).

16.1.2.2.14.1      Geological continuity and understanding

Project geologists log drillhole core in detail including alteration, structural, mineralisation, and lithological properties, with a geological model representing the controls on mineralisation. A geological digital interpretation has been created which incorporated all available hydrothermal alteration information and core logging detail in three dimensional format.

16.1.2.2.14.2      Data density and orientation

Yamana has drilled the Suruca Project deposit on a pattern ranging from 100 m to 200 m along strike. Geological confidence and estimation quality are closely related to data density and this is reflected in the classification of resource confidence categories. There are two different domains, one with a 200 m x 200 m arrangement in the southern area and another domain with a 100 m x 100 m arrangement on the northern area. The first domain is considered insufficient for the required structural interpretation of the deposit, but is sufficient to infer geological and grade continuity. The second domain has an ideal arrangement for the required interpretations.

16.1.2.2.14.3      Spatial grade continuity

Spatial grade continuity, as indicated by the variogram, has been considered while assigning resource confidence classifications. Variogram characteristics strongly influence estimation quality parametres such as kriging efficiency and regression slope.

The nugget effect and range variance characteristics of the variograms are the most important measures of continuity. At the Suruca Project deposit, the variogram nugget effect is low with values below 20% of the population variance.

16.1.2.2.14.4      Resource Classification

All resources within the Suruca Project ore bodies (shells 1, 2, 3 and 4) have been classified, and this classification is based on the directional variogram ranges. As described in section 16.1.2.7 of this report, the directional variograms were derived from 2.5 metres run length composites, segregated as fresh rocks and soil/oxidized rocks.

The indicated resources were defined by the first pass grade estimation that uses the variogram ranges, and the inferred resources were defined by the second pass grade estimation that uses twice the variogram ranges. Waste bodies (shells 11, 22, 33, 44, 55 e 99) were not classified.

16.1.2.3             Mineral Resource reporting

Indicated and inferred mineral resource estimates for the Suruca Project deposit are reported in the table below.

Table 16.12: Mineral resources estimate

		Indicated			Inferred
Ore	Cutoff	Au (g/t)	kt (x1000)	koz (x1000)	Au (g/t)	kt (x1000)	koz (x1000)
Oxide	0.2	0.48	19,247	298	0.39	3,755	47
Sulphide	0.3	0.50	132,114	2,127	0.39	5,423	68
Oxide and Sulphide		0.50	151,361	2,425	0.39	9,178	115

16.2              Mineral reserve estimate

16.2.1              Chapada

16.2.1.1             Block Model

The estimation of mineral reserves was performed by Yamana technical services and audited by Metálica, who also updated the mineral reserves estimates herein presented.

The main economic parametres used in the estimate of mineral reserves as of December 31, 2010 are summarized in Table 16.13 below:

Table 16.13: Economic Parametres for Chapada Mine Design

DESCRIPTION	UNIT	VALUE
Copper Price	US$/lb	2.50
Gold Price	US$/oz	900.00
Mining	US$/t	1.5400
Processing	US$/t	3.6900
G&A	US$/t	0.2500
Average Plant Copper Recov.	%	85.43
Average Plant Gold Recov.	%	51.07
Smelter Payable Copper	%	96.5%
Smelter Payable Gold	%	97.0%
Copper Smelter, Refin, Freight	US$/lb	0.49
Gold Refining	US$/Oz	5.00
Copper Royalty, Sales Taxes	% of Gross	2.82
Gold Royalty	% of Gross	1.00
Copper NSR Factor (1)	US$/t	41.26
Gold NSR Factor (2)	US$/t	27.63
NSR Breakeven cutoff	US$/t	5.48
NSR Internal cutoff	US$/t	3.94
NSR Stockpile	US$/t	3.53

The Table 16.14 shows the mineral reserves for the Chapada Project as of Decembery 31, 2010 based on a long range mine plan and plant production schedule developed by Yamana and Metalica. Total proven and probable mineral reserves is 368.72 million ore tons at 0.26% total copper and 0.18 g/t gold.

The mineral reserves are based on long term realized copper and gold prices of $2.50 per pound and $900 per ounce respectively.  The NSR value represents net revenue per ton ore net of smelting, refining, concentrate freight, gold royalties, and copper sales taxes.

Table 16.14: Chapada Mineral Reserve as of December 31, 2010

Chapada Project Mineral Reserve as of December 31, 2010

	Ore	NSR	Copper	Gold	Copper Contained	Gold Contained oz.
Reserve Class	Ktonnes	(US$/t)	(%)	(g/t)	lbs. (mm)	(000’s)
Proven Mineral Reserve
Open Pit Ore	140.160	13,84	0,296	0,209	915	943
Existing Mill Stockpile	1.214	16,78	0,356	0,301	10	12
Low Grade Stockpiles (Existing)	26.391	11,50	0,246	0,201	143	170
Total Proven Mineral Reserve	167.765	13,49	0,289	0,209	1.068	1.125
Probable Mineral Reserve
Open Pit Ore	200.951	10,35	0,244	0,148	1.081	957
Total Probable Mineral Reserve	200.951	10,35	0,244	0,148	1.081	957
Total Proven and Probable Mineral Reserve	368.716	11,78	0,264	0,176	2.149	2.082

Notes:

(1)- Total Pit Material 473,599 Ktonnes, Strip Ratio 0.39 to 1;

(2)- Mineral Reserve estimated at $900/oz gold price and $2.50/lb copper price;

(3) - 3.53 $/t NSR cutoff for Open Pit

16.2.1.2             Mine Production Schedule

16.2.1.2.1             Economic Parametres for Mine Design

The basis of the mineral reserve presented is a mine design and mine and plant production schedule developed by Yamana during January of 2011.  The final pit design is based on copper price of US$ 2.50 per pound and a gold price of US$ 900 per ounce.  These prices were established by Yamana guidelines.

Table 16.15 shows the economic parametres used for pit design.  The mining, processing, and G&A unit costs were provided by Chapada.

The smelting, refining, and freight cost is estimated at $0.490 per pound copper. This estimate is based on a concentrate grade of 28% (27% payable), a TCRC of US$ 93.87 per tonne concentrate and a freight cost of US$ 198.12 per tonne concentrate.

For mine design the costs were calculated on a block-by-block basis and incorporated into the model. An NSR value was also calculated for each block in the model to simplify economic calculations since the copper and gold recoveries are dependent on head grade.  As discussed above, the NSR value is the value per tonne ore net of smelting, refining, concentrate freight, royalties and sales taxes. An example of this calculation for a block with a copper grade of 0.292% and a gold grade of 0.266 g/t is shown in the following sections.

Table 16.15 Economic Parametres for Chapada Mine Design

DESCRIPTION	UNIT	VALUE
Copper Price	US$/lb	2.50
Gold Price	US$/oz	900.00
Mining	US$/t	1.5400
Processing	US$/t	3.6900
G&A	US$/t	0.2500
Average Plant Copper Recov.	%	85.43
Average Plant Gold Recov.	%	51.07
Smelter Payable Copper	%	96.5
Smelter Payable Gold	%	97.0
Copper Smelter, Refin, Freight	US$/lb	0.49
Gold Refining	US$/Oz	5.00
Copper Royalty, Sales Taxes	% of Gross	2.82
Gold Royalty	% of Gross	1.00
Copper NSR Factor (1)	US$/t	41.26
Gold NSR Factor (2)	US$/t	27.63
NSR Breakeven cutoff	US$/t	5.48
NSR Internal cutoff	US$/t	3.94
NSR Stockpile	US$/t	3.53
Copper NSR		10.29
Gold NSR		3.75
NSR Total		14.05

Note (1): NSR Cu = $41.26 x recovered copper grade
Note (2): NSR Au = $27.63 x recovered gold grade

16.2.1.2.2             Plant Recoveries

The copper/gold recoveries were based on the simulator supplied by Yamana´s MMIC Mineral Processing department. The Figure 16.6 illustrates the simulator supplied.

Figure 16.6: Mineral Processing Recovery Simulator

16.2.1.2.3             NSR Calculation for Mine Design

An NSR value was calculated for each model block.  The value is per ore tonne and reflects gross revenue less smelting, refining, freight, and royalty costs, as well as sales taxes.

•                  NSR copper = (2.50 – 0.490 – 0.0705)(Cu)(cu recovery)(0.965)(22.046)

= $41.26 x recovered copper grade

The $0.0705 term is for royalties and sales taxes at 2.82% of gross value.

•                  NSR gold = (900 – 5.00 – 9.00)(Gold)(au recovery)(0.97)/31.103

= $27.63 x recovered gold grade.

The $ 9.00 term reflects the gold royalty of 1% of gross revenue.

These factors are shown at the bottom of Table 16.15.

For a block, the total NSR is:

•                  NSR = $41.26 x recovered cu grade + $27.63 x recovered gold grade

Since the NSR value incorporates all the direct costs except mining, processing, and G&A, the breakeven and internal NSR cutoff grades are as follows:

•                  Breakeven NSR Cutoff = Mining + Processing + G&A = $1.54 + $3.69 + $0.25 = 5.48 US$/t

•                  Internal NSR Cutoff = Processing + G&A= $3.69 + $0.25 =3.94 US$/t

•                  Internal cutoff applies to blocks that must be mined, i.e. mining is a sunk cost.

For the 2004 feasibility study, a low grade stockpile cutoff grade was established based on the formula:

•                  Stockpile NSR cutoff = 0.70 x (process + G&A) + 0.5 x mining cost

This is based on the assumption that at the end of the mine life, when processing stockpile material is the only activity, process and G&A costs would be reduced to 70% of normal costs.  50% of the mining cost is an estimate of the mining rehandle cost. Applying this same equation results in a current low grade stockpile cutoff grade of $3.53 per tonne.

16.2.1.2.4             Pit Optimization

The main purpose of mining planning, from a financial perspective, is to design an ultimate pit that maximizes profit. This objective considers maximizing the mineral resources, environmental issues, safety, and slope stability.

The Lerchs & Grossman (“LG”) algorithm can be used to find the optimum pit shells. Shell selection is based on the total benefit associated with it. At a resource that is typified by a 3D block model, each block can have its economical value assessed by a benefit function that takes into account the rock type (ore or waste), production costs, price of the concentrate and mass recoveries. Therefore, the pit shell benefit can be calculated as the sum of the individual benefit of each block that is inside the shell. Pit slopes crucially affect the final shape of the shells.

For a given amount of metal content, only one pit has the maximum total benefit. Therefore, it is possible to find a pit family that represents the envelope of the optimum solutions for all possible metal contents. The LG algorithm is used to find the pit that has the maximum total benefit but not the maximum metal content inside it. That pit is usually called ultimate pit (or final pit) and process used to find it is usually called pit optimization.

The variables that mainly affect the process are:

•                  Price of the ore

•                  Operating cost

•                  Stripping ratio

•                  Mass recovery

The study was carried using the Software MineSight Economic Planner® that uses an implementation of the LG algorithm to develop optimum pit shells (Mintec/USA).

Pit optimization was carried using the measured + indicated resources available for the deposits that have NSR (“net of smelting, refining, and freight” and represents revenue value in $US per tonne less the charges for smelting, refining, concentrate freight, royalties and sales taxes) above US$ 3.53/t (stockpile NSR cutoff). The inferred resources were considered as waste during the pit optimization.

The benefit function was implemented into MineSight using Multiruns (resource available in MineSight that is possible to integrate the data during the calculation using the existing sub-routines). The following figure shows the Multirun and the validation of the benefit function directly in the excel (using Visual Basic Macro).

Figure 16.7: Multirun and Benefit Function Validation

					Rec.Cu (%)			Rec Au (%)			NSR (US$/t)
I	J	K	Cu (%)	Au (ppm)	MS	EXCEL	DIF(%)	MS	EXCEL	DIF (%)	MS	EXCEL	DIF(%)
319.00	60.00	7.00	0.157	0.060	82.39	82.39	0.0%	0.00	0.00	0.0%	4.67	4.67	0.0%
320.00	60.00	7.00	0.158	0.060	82.42	82.42	0.0%	0.00	0.00	0.0%	4.70	4.70	0.0%
321.00	60.00	7.00	0.256	0.075	85.41	85.41	0.0%	0.00	0.00	0.0%	7.89	7.89	0.0%
319.00	61.00	7.00	0.158	0.074	82.42	82.42	0.0%	0.00	0.00	0.0%	4.70	4.70	0.0%
320.00	61.00	7.00	0.158	0.060	82.42	82.42	0.0%	0.00	0.00	0.0%	4.70	4.70	0.0%
321.00	61.00	7.00	0.159	0.075	82.45	82.45	0.0%	0.00	0.00	0.0%	4.73	4.73	-0.1%
319.00	62.00	7.00	0.162	0.074	82.54	82.54	0.0%	0.00	0.00	0.0%	4.83	4.82	0.0%
320.00	62.00	7.00	0.164	0.074	82.60	82.60	0.0%	0.00	0.00	0.0%	4.89	4.89	0.0%
321.00	62.00	7.00	0.161	0.074	82.51	82.51	0.0%	0.00	0.00	0.0%	4.80	4.79	0.0%
322.00	62.00	7.00	0.161	0.073	82.51	82.51	0.0%	0.00	0.00	0.0%	4.80	4.79	0.0%
219.00	63.00	7.00	0.246	0.091	85.07	85.07	0.0%	19.62	19.62	0.0%	8.01	8.01	0.0%
220.00	63.00	7.00	0.194	0.133	83.32	83.32	0.0%	26.12	26.12	0.0%	6.71	6.71	0.0%
221.00	63.00	7.00	0.189	0.130	83.18	83.18	0.0%	25.11	25.11	0.0%	6.50	6.50	0.0%
222.00	63.00	7.00	0.161	0.122	82.36	82.36	0.0%	21.19	21.19	0.0%	5.44	5.44	0.0%
319.00	63.00	7.00	0.163	0.073	82.57	82.57	0.0%	0.00	0.00	0.0%	4.86	4.86	0.0%
320.00	63.00	7.00	0.165	0.074	82.63	82.63	0.0%	0.00	0.00	0.0%	4.92	4.92	0.0%
321.00	63.00	7.00	0.167	0.074	82.69	82.69	0.0%	0.00	0.00	0.0%	4.98	4.98	0.0%
322.00	63.00	7.00	0.164	0.076	82.60	82.60	0.0%	0.00	0.00	0.0%	4.89	4.89	0.0%
218.00	64.00	7.00	0.215	0.079	84.15	84.15	0.0%	0.00	0.00	0.0%	6.53	6.53	0.1%
219.00	64.00	7.00	0.184	0.118	83.08	83.08	0.0%	22.07	22.07	0.0%	6.18	6.18	0.0%
220.00	64.00	7.00	0.190	0.123	83.24	83.24	0.0%	23.68	23.68	0.0%	6.45	6.44	0.0%

16.2.1.2.5             Pit Design

The Chapada Project’s mine recommended slope angles as follows:

•                  26º: for soil slopes (soils and saprolite). This material generally represents the top 10 to 30 metres of the entire mine area.

•                  45º: for weathered rock slopes.  This was interpreted as the southeast wall of the pit.

•                  56º: for unweathered rock slopes on the southwest wall.

•                  53º: for unweathered rock slopes on the central wall of the pit (contact in between southwest/northwest wall).

•                  50º: for unweathered rock slopes on the northeast of the pit.

Figure 16.8: Geotechnical Sectors of the Pit

The pit was operationalized in such a way as to include consideration of access roadways, individual slopes and berms.

Figure 16.9: Pit Design — Geometric Parametres

The road/access has 30 metres wide and a grade equal to 10%. During the mining operation the road/access must have 8% to not force the mining equipment during the hauling.  The bench high below the elevation 150 has 10 metres to recovery the ore, minimizing the dilution.

Figure 16.10: Base topography Dec. 31, 2010 without stocks and waste dumps

Figure below shows the final pit design.

Figure 16.11: Final Pit Design

Figure 16.12: Chapada Mine 3D view of general arrangement including the dump areas for waste dump and stockpiles

16.2.1.2.6             Mine Production Schedule

The tonnage and grade distribution from the mining phases was used to develop a mining production schedule. The topography as of the end of 2010 was incorporated into the phase tonnages for the calculation of the updated schedule.

Table 16.16 shows the Chapada Project mine production schedule:

•                  During the life of mine (19 years) an amount of 368.72 Mt of ore reserves are sent to plant, including the processing of the materials of stocks.

•                  The average grades sent to plant are 0.264% CuT and 0.176 Au g/t.

•                  The mine requires a maximal removal of 60 Mtpy, totalizing during the life of mine 657.8 Mt of rock removed, representing an overall stripping ratio of 0.78. Re-handling of 194.0 Mt of low grade stocks is included.

Table 16.16 shows the mine movement material. From 2011 to 2029, 132.5 Mt will be sent to the waste dump and 156 Mt will be sent to stocks. A total of 194.0 Mt will be reclaimed from stock.

Table 16.16 : Chapada Mine production Schedule

Yamana Gold	Name of Asset	Chapada
	Status	Operating
	Date	December 31, 2010

PRODUCTION	Unit	Total	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Ore Feed Chapada	kt	368.716	21.555	22.000	22.000	22.000	22.000	22.000	17.500	14.000	14.000	14.000	14.000	14.400	22.000	22.000	22.000	22.000	22.000	22.000	17.261
Copper Grade	%	0,264%	0,431%	0,371%	0,308%	0,298%	0,290%	0,305%	0,330%	0,316%	0,321%	0,360%	0,257%	0,202%	0,190%	0,189%	0,185%	0,180%	0,185%	0,174%	0,180%
Copper Recovery	%	85,3%	86,8%	87,1%	86,1%	86,0%	85,9%	86,4%	86,9%	86,6%	87,6%	84,1%	84,1%	84,3%	84,4%	84,2%	83,9%	84,0%	84,0%	84,0%	84,0%
Copper Contained	Mlb	2.149	205	180	150	144	141	148	127	98	99	111	79	64	92	92	90	87	90	85	68
Copper Production	Mlb	1.840	178	157	129	124	121	128	111	84	87	93	67	54	78	77	75	73	75	71	58
Gold Grade	g/t	0,176	0,330	0,304	0,243	0,228	0,210	0,199	0,220	0,199	0,200	0,240	0,169	0,129	0,100	0,098	0,098	0,097	0,106	0,091	0,093
Gold Recovery	%	62,2%	60,7%	60,8%	58,8%	64,8%	63,0%	62,1%	63,7%	61,8%	76,0%	64,9%	61,9%	61,6%	61,3%	60,6%	61,1%	61,1%	61,1%	61,1%	61,1%
Gold Contained	koz	2.082	229	215	172	161	149	140	124	90	90	108	76	60	71	69	69	69	75	64	52
Gold Production	koz	1.299	139	131	101	104	94	87	79	55	68	70	47	37	43	42	42	42	46	39	32
Waste + Stock Low Grade	kt	289.113	38.838	32.000	32.000	32.000	32.000	32.000	16.500	20.000	20.000	20.000	13.775	—	—	—	—	—	—	—	—
Waste	kt	132.488	18.448	24.441	19.026	13.853	18.308	17.810	6.327	9.007	4.711	5	552	—	—	—	—	—	—	—	—
Low Grade Ore + Oxide	kt	156.625	20.390	7.559	12.974	18.147	13.692	14.190	10.173	10.993	15.289	19.995	13.223	—	—	—	—	—	—	—	—
Low Grade Reclaiming	kt	194.001			6.757	11.000	9.400	10.500	6.000	6.000	4.000	21.000	21.000	21.000	21.000	21.300	21.300	13.744	—	—	—
Strip Ratio (REM)		0,78	1,80	1,45	1,45	1,45	1,45	1,45	0,94	1,43	1,43	1,43	0,98	—	—	—	—	—	—	—	—
Haulage profile (DMT)	m	1.607	2.033	1.706	1.614	1.457	1.501	1.537	1.944	1.919	1.750	1.715	1.491	1.146	1.489	1.390	1.370	1.329	1.350	1.350	1.350
Total mine move	kt	657.829	60.393	54.000	54.000	54.000	54.000	54.000	34.000	34.000	34.000	34.000	27.775	14.400	22.000	22.000	22.000	22.000	22.000	22.000	17.261

16.2.2              Suruca

The resources at the Suruca Project property will be mined by open-pit. AMEC has developed an ultimate pit design and a pre-feasibility level production plan with separated sulphide and oxide gold bearing ore types. AMEC has included only indicated mineral resources in this assessment.

The block model used for mine planning was provided by Yamana. Block dimensions, origin and rotation are shown:

Size of blocks:

•                  X: 5 m

•                  Y: 5 m

•                  Z: 5 m

Block origin:

•                  X: 682,200 E

•                  Y: 8,428,200 N

•                  Z: -100

•                  Rotation: 40°

Blocks not classified as mineral resources were considered as waste.

16.2.2.1             Mineral Reserves Statement

Mineral reserves for the Suruca Project are classified in accordance with the 2005 CIM definition standards for mineral resources and mineral reserves, and are reported to a gold price of US$900/oz. Mineral reserves are summarized in Table 16.17.

Table 16.17: Suruca Project Probable Mineral Reserve, Effective Date December 2010.

		Probable Reserves		Contained Metal (oz)
Suruca Project	Cutoff	Tonnes (tx1000)	Au (g/t)	Au (oz x 1,000)
Oxide	0.2	16,331	0.510	268
Sulphide	0.3	44,124	0.553	784
Total		60,455	0.541	1,052

Notes:

(5)   All mineral reserves are in the probable category.

(6)   Reserves are estimated using a US$ 900/oz gold price and economic function that includes operating costs, metallurgical recoveries and selling costs has been applied.

(7)   Rounding as required by reporting guidelines may result in apparent differences between tonnes, grade and contained metal content.

(8)   Tonnage and grade measurements are in metric units. Gold ounces are reported as troy ounces.

The block model used in this pre feasibility study includes only indicated and inferred resources. The optimization was completed using only indicated resources. Inferred material blocks were classed similar to waste material.

Yamana, through the geologist, Mr. Franco Bazzon, states that it owns the mineral rights covering the area called Suruca which is adequate for exploration purposes. Prior to beginning the feasibility study, Yamana must also obtain the exploitation rights.

16.2.2.2             Ultimate Pit design Criteria

Micromine software was used to generate an optimized pit shell using the LG algorithm. Using the defined limits of the optimized open pit shell a series of phases and the ultimate pit design were completed. Table 16.18 shows the parametres which were used in Micromine to generate the ultimate pit. This pit was validated by Yamana and AMEC.

Table 16.18: Ultimate Pit Input Parametres

Parameter	unit	value
Metal price Au	US$/oz	900
Mining Cost	US$/t mined	1.80
Processing cost - leaching	US$/t ore	3.00
Processing cost - flotation	US$/t ore	5.01
Sales and G&A costs	US$/oz	12.44
Recovery with leaching process	%	80.0
Recovery with flotation/CIL process	%	80.0
Marginal Cut-off grade (OxideOre)	g/t Au	0.20
Marginal Cut-off grade (SulphideOre)	g/t Au	0.30
Ore recovery in the pit	%	97.0
Ore dilution in the pit	%	3.0
Pit slope - oxide	degrees	30
Pit slope - sulphide	degrees	35

16.2.2.3             Geotechnical & Slope Angle Selection

AMEC — MINPROC contracted VOGBR Consulting to develop the geotechnical and slope selection study.

The result of this study shows two slope zones defined for different rock types. The first zone (“saprolitos” and oxide material), indicates that from the top of the pit to the 350 bench the pit design can have a maximum bench face angle of 45°. This material requires the addition of a 7 meter wide berm with each 10 metres in depth (double bench).

In the second zone (sulphide material) from bench 350 to the bottom of the pit, the maximum bench face angle is 70°, with a berm of 12 metres every 30 metres in depth (6 benches). Accordingly, pit slopes are 30° and 53° respectively for both zones.

16.2.2.4             Lerch Grossman Optimization Results

Table 16.19 shows the results of the LG pit optimization. The sulphides are the dominant economic driver of the pit.  Furthermore, Figure 16.13 and Figure 16.14 show the final pit of oxide and sulphide respectively.

Table 16.19: Ultimate Pit Results

Parameter	Resource (kt)	Gold Grade g/t Au
Indicated
Saprolito	10,940	0.516
Oxide	6,266	0.496
Sulphide	48,216	0.554
Total Indicated	65,421	0.542
Waste Rock	77,185
Total Rock	142,605
Stripping Ratio	1.18

Figure 16.13: Ultimate Pit Limit Oxide

Figure 16.14: Ultimate Pit Limit Sulphide

17               OTHER RELEVANT DATA AND INFORMATION

17.1              Suruca Hydrogeological study

Mineração Maracá is currently conducting a pre-feasibility study for a gold mine project situated approximately 270 km northwest from Brasilia, in the Goias State, Brazil. In order to plan the future dewatering requirements of this operation, Yamana hired Schlumberger Water Services (“Schlumberger”) to carry out a hydrogeological study in the project area.

This report deals specifically with the first stage of the work, including the following tasks: data compilation and review, a survey of springs and other hydrological points of interest and the design of a hydrological monitoring network. During the field survey it was detected that the majority of the streams were dry, a situation that was also verified in the main surface water body crossing the area, Rio dos Bois. Therefore, additional investigation will be required to assess the water levels in these surface water channels.

The field survey resulted in 10 springs being identified, within which 5 had low flows (<0.1L/s) and 5 were only seeps with no associated flow. The survey also identified 22 points related to natural lakes, artificial lakes and dams; 2 water points where the spring was not identified; 4 flow monitoring points; 6 control points in dry channels; and 1 effluent discharge point from Mineração Lavrinhas.

Where flowing springs were identified, their flow (< 0.1 L/s) was associated with sandy-clayey sediments. In terms of the water’s physical-chemical parametres, these were measured as follows: average temperature around 27.7°C, oxi-redox potential (Eh) in the order of 227mV, neutral pH and electrical conductivity was measured in the order of 123 μS/cm (with anomalies occurring up to 1180 μS/cm). The anomalous electrical conductivity values detected in two of the springs (NSC-04 and NSC-10) may be related to a natural acid drainage from the local geology or even from sewer contamination of groundwater.

In addition to the survey of natural springs, 18 groundwater level measurements were obtained from exploration boreholes, private supply wells and a few shallow hand auger holes drilled into the dry bed of the Rio dos Bois river. This allowed for a preliminary potentiometric map to be prepared, which showed that the groundwater flow essentially follows the topography, with 2 main groundwater flow directions: one to the northwest, towards the Formiga River and another to the south, towards the Rio dos Bois channel.

The groundwater flow in the Suruca Project area occurs through a system composed of a shallow unconsolidated material (porous medium flow) and the fractured rock mass (fracture flow). Results from hydraulic tests conducted in these units at the Mineração Maracá area indicated hydraulic conductivity values varying between 10-8 m/s and 10-6 m/s. Overall the aquifers’ production potential is considered to be low.

Groundwater recharge to this aquifer system is considered to occur by direct precipitation that infiltrates the superficial sediment layer that occurs in the area. The discharge occurs as base flow to the rivers mentioned above.

The next stages of this study will involve the installation of monitoring wells, groundwater sampling and chemical analyses, followed by the development of a groundwater flow model to simulate the future requirements for mine dewatering and their potential impacts.

17.2              Tailings Dam

The report prepared by Geoconsultoria presents the conceptual study for the Suruca Project tailings disposal system, to be installed close to the Chapada Project, at Alto Horizonte, GO.The Suruca Project will include the gold ore mining and its transportation and concentration in the Chapada plant. Accordingly, it is more desirable that the tailings facility in operation for the Chapada Project be used to contain the tailings from the Suruca Project. Drawings are in Appendix A.

The Chapada Project has been in operation for about 4 years. It comprises an open pit mine and abeneficiation plant for copper and gold. The concentrate is exported and the tailings are deposited behind a dam raised with the UF of the cycloned tailings, using the centerline method of construction.

The present dam crest is at elevation 360 m, designed for a final crest elevation of 382 m (Dam Projetos dwg. No. BPI-E-BP-DE-301-0, April/2010). The total mass of solids already deposited in the dam reservoir is around 70 Mt, with the plant operational regime of 63.000 t/day, 7.892 hrs/year or 328 days/year.

The total ore reserve to be mined has been calculated as 368 Mt, from 2011 on, for a period of 17 years. The Suruca Project will add its tailings to the Chapada Project’s tailings, considering a total reserve to be mined of 60 Mt.

For the Chapada Project a 95% mass recovery for the tailings is considered and for the Suruca Project the recovery will be 97%. The total mass of tailings to be stored will amount to 407.8Mt. Considering the value of dry density as 1,4 t/m³ for the tailings in the reservoir, results the total volume to be occupied of 291.3 Mm³. To this volume another volume of 50 Mm³ will be added as the volume already disposed in the present tailings dam, so resulting in the total volumeof 341.3 Mm³.

About 150 t/hr of the Suruca Project tailings, representing the flotation cleaner stage, shows around 2 to 5% of sulphides in its composition. As this mass will represent only 6% of the total mass of tailings, in this study the potential for acid generation is not considered, due to the expected dilution.

17.3              Present Dam situation and Raising Needs

The present dam, according to the design developed by DAM Projetos de Engenharia Ltda., will be raised until elevation 382 m (DAM dwg. BPI-E-BP-DE 301-0, April/2010), shown in Geoconsultoria dwg. No. YM16-DE-001.

For the retention of the total volume of tailings as calculated above (341.3 Mm³), the dam will have to be raised above the initial design. For this reason, the reservoir filling has been simulated until elevation 388 m. In this condition the total capacity of the reservoir will be 349.5 Mm³, sufficient for the operation of both projects as shown in Geoconsultoria dwg. YM16-DE-002.

For this simulation the following premises have been considered, and they are different fromthose defined in the DAM Projetos concept:

a) the tailings will be discharged by pipeline from the south, east and north borders of thereservoir, in such a way that the supernatant water pool will be displaced to the west side;

b) from an elevation of 388 metres and above, the pipeline will be moved towards the center of the reservoir,to form a horizontal platform until a certain position. From this point on the tailings beach will show the normal slope of 0.7% above water and 3% below water;

c) the final water level will be at el. 378 m;

d) the crest elevation, along the entire perimeter of the dam, will be variable, being more elevated (388 m) at the south, east and north sides and less in the west side;

e) as the pool will be displaced to the west area of the reservoir, the water reclaim pumping station will also be moved to this region as well the spillway system;

f) for easy of operation and to guarantee an adequate tailings and pool handling during the dam raising operation, the spillway will be changed to a gallery and penstock system,and operated with stop logs. At the closure stage the spillway will turn again to the openchannel system;

g) the operation of the reservoir will favor the closure plan, because one of the alternatives that can be considered in the future is to eliminate the pool area and transform the entire reservoir in a tailings dump;

h) the almost horizontal surface that will result from the operation of the pipelines and spigotting, as planned, shall be revegetated to avoid dust generation.

In this filling simulation, shown in dwg. No. YM16-DE-002, the tailings volume amounts to 329.1 Mm³ and the water volume to 20.4 Mm³, representing the total volume of 349.5 Mm³. The total volume of tailings will be 341.3 Mm³ to accommodate the required volume there will be a need to move a little the pipeline towards the west side, replacing the water volume for the tailings volume, without changing the total mass balance.

In this simulation, no distinction is made for the behavior of the two tailings, from the Chapada Project and from the Suruca Project.

17.4              General Layout of Chapada Project Mine and Suruca Project

The Chapada Project property is located in northern part of Goias State, approximately 320 kilometres north of the state capital Goiania and 270 kilometres northwest of the national capital of Brasilia.  The Suruca Project is located 6 kms northeast of the Chapada Project mine.

Yamana is mining the copper-gold ores of Chapada Project by conventional open pit methods, with 2007 being the first year of commercial production. Processing occurs in a conventional copper sulphide flotation plant designed to process about 22 million tonnes per year of ore.  The plant produces a copper-gold concentrate that is shipped to smelting and refining facilities.

The Suruca Project’s ore deposit includes two distinct basic ore types: Suruca oxide ore and Suruca sulphide ore. The production plan that was completed by AMEC was based on a two stage plan. The first step is to send only oxidized material to the heap leach pad located adjacent to the Suruca Project pit, and the second stage is to send sulphide material to the Chapada Project’s concentrator plant. The plan indicates that all of the oxidized material will be exhausted by 2017. Subsequently, the sulphide ore will be sent to a primary crusher and then to the concentrator located in the Chapada Project mine.

Figure 17.1 shows the general layout of the Chapada Project’s mine infrastructure and Suruca Project.

Figure 17.1: General Layout Chapada Project Mine & Suruca Project

18               INTERPRETATION AND CONCLUSIONS

Mineral reserve and Mine

The resources used by AMEC to develop this study for the Suruca Project have been verified in the Section 16 of this report and conform to the current CIM standards and definitions for estimating resources as required pursuant to NI 43-101.

These resources will be mined by open-pit. AMEC has included only indicated mineral resources in this assessment.

Geotechnical slope angle selection and the waste dump design were completed by VOGBR Consulting.

Mineral reserves for the Suruca Project are classified in accordance with the 2005 CIM definition standards for mineral resources and mineral reserves, and are reported to a gold price of US$900/oz.

The production plan that was completed by AMEC was based on two stages. The first step is to send only oxidized material to the heap leach pad located adjacent to the Suruca Project pit, and the second stage is to send sulphide material to the Chapada Project concentrator plant. This production plan must start in 2013 and is scheduled to finish in 2022. The maximum material movement is 18.4 Mt between 2015 and 2020.

The project’s economic model has been developed and completed by Yamana using the Suruca Project’s production schedule developed by AMEC, and integrating the costs from the operating Chapada Project’s mine.

Tailings Dam

The present dam shows sufficient capacity to store the tailings from the Suruca Project, just with crest elevation of 4 m, above the final elevation defined in the original design.

Metallurgy

A metallurgical test work and design review was also conducted and the following is a summary of the review;

The test work for both the Suruca oxides and sulphides is limited at this point in time. Greater detail and precision is evident in the oxide test work compared to the sulphide test work program. The selection of samples for the next section of metallurgical test work is critical. A drilling campaign needs to be developed which covers the ore body from the perspectives of grade and lithology. A geometallurgical selection of samples for the next metallurgical test work campaign is highly recommended to ensure that both the physical and recovery characteristics of the Suruca Project ore body are covered adequately for a definitive feasibility study level design study.

Neither the current sample selection process details nor the representative nature of both the oxide and sulphide samples are known. Therefore, the results from the test work conducted to date have been used as a basis for physical characterisation and metal recovery. Whether these samples represent the ore body has yet to be ascertained and needs to be confirmed by independent geometallurgical experts.

19               RECOMMENDATIONS

Mine — Suruca Project

It is recommended that the waste dump be relocated closer to the pit exit so as to decrease the transport distances and potentially the mining cost.

It is recommended that a mining cost of US$ 1.62/t be used in the feasibility study as this is the cost calculated for the current production schedule.

Yamana must have the exploitation rights before starting the feasibility study.

It is recommended that the exploration drilling campaign be completed so as to improve the geological estimate. Completion of the campaign may also convert some inferred resources into indicated as well as and indicated to measured resources.

Metallurgy

The following testworks are recommended:

Oxides

•                  Further heap leach test work focussing on optimization of:

•                  Cement agglomeration;

•                  Crush size (sizing) versus gold recovery;

•                  Optimal application rates;

•                  Optimal application volumes.

This test work should be conducted on a variety of samples (variability) from the Suruca Project’s oxide deposit. It is known that there is also a small transition zone between the Suruca oxide and sulphide ores. It is important that the metallurgical response of this ore is known, particularly from the perspective of heap leach recovery characteristics. It is important that the development of a methodology, which will determine whether the ore is characterised as either oxide or sulphide ore. Characterization is important because the treatment route for the oxide and sulphide ores is completely different.

Sulphides

•                  For the Suruca ores further flotation test work including the following:

•                  Open circuit test work which focuses on the optimization of grind size, reagent additions/types and residence time requirements. This includes conducting variability tests on different samples across the sulphide deposit;

•                  Once the open circuit tests have been defined, a series of bench scale closed circuit testing will need to be conducted which represents the intended flow-

sheet. The closed circuit test work will confirm reagent requirements, residence time requirements and confirm the circuit mass and water balances;  and

•                  Larger bench scale test work or pilot scale test work needs to be completed in order to produce sufficient quantities of concentrates for other test work including but not limited to leach test work optimisation, regrind mill physical test work, detoxification, and settling/flocculant selection.

•                  Study the use of oxygen injection versus air injection in the concentrate leach and adsorption circuit. PSA oxygen plants are now available and can be cost effective in comparison to air blowers. However, as the gold concentrate for leaching is predominantly pyrite and therefore a non reactive sulphide, it is believed that the use of air will be cost effective in this instance;

•                  For the existing Chapada Project’s plant, which will be used to treat a combination of Suruca and Maraca ore, it is suggested that modeling of various grinding circuit options be considered. The models will determine circuit options which could be implemented to reduce overall project costs. At this point in time, a pyrite comminution and flotation circuit has been considered. However, it is believed that other options exist, which are more cost effective from the perspective of energy and capital costs;

•                  Further gravity recovery testwork needs to be completed on a variety of Suruca samples to confirm both “batch” free gold recovery using standard gravity recoverable gold (“GRG”) test work and also sulphide recovery test work to determine whether continuous gravity recovery devices can replace some sections of flotation within the current projected flow-sheet. The test work should also produce sufficient quantities of concentrate in order to complete intensive cyanide leach tests on both the batch and the sulphide concentrates;

•                  As mentioned above, INCO detoxification testing needs to be conducted on the residues from the cyanide leaching of pyrite flotation concentrates. This will confirm chemical (SMBS and Air), mixing and residence time requirements. Assumptions have been made in relation to chemical, mixing and residence time requirements for this level of study;

•                  As mentioned above, settling and flocculant selection tests need to be conducted on the pyrite concentrates produced from the locked cycle tests. Flocculant screening tests and flocculant addition tests need to be conducted. The possibility of using rake-less thickeners rather than conventional high rate thickeners needs to be investigated;

•                  Original test work has indicated that the ore does not have preg-robbing tendencies. This needs to be confirmed with variability testing;

•                  Viscosity and settling testing needs to be conducted on the pyrite flotation concentrates produced to confirm the agitator and tank dimension requirements for the concentrate leach tanks;

•                  In order to conduct the modeling above a greater amount of physical characterisation test work needs to be conducted in variable sulphide samples;

•                  Drop weight index (DWi) and SAG mill competency (SMC) sample testing

•                  Ultimate compressive strength (UCS)

•                  Bond ball mill work index (BWi) testing

•                  Bond rod mill work index (RWi) testing

•                  Impact crushing work index (CWi)

•                  Operating power index (OWi)

•                  Abrasion indices (Ai)

Maraca Ore

The copper recovery characteristics of the Maraca ore treated in the Chapada Project plant seem to be well understood. The current losses of gold from the Maraca ore are also well understood. It is apparent that these losses are associated with pyrite and to a lesser extent silica.

Test work on future Maraca ores treated with the Suruca ore need to undergo the same test work indicated above. A greater understanding of the gold and size distributions within the existing circuits needs to be understand along with the impact that grind size has on gold recovery and overall power requirements with respect to the various Maraca ore types.

Work has been conducted by UIMIN consultants in June 2010 focussing on the improvement of gold and copper recoveries from the existing Maraca ores. The recommendations from the work conducted and confirmed by the author include the following:

•                  Improve plant sampling in a number of plant locations:

•                  Samples from within the comminution circuit including primary cyclone feed,overflow and underflow, secondary cyclone feed, overflow and underflow;

•                  Head grade sample (before and after flotation)

•                  Rougher-scavenger flotation tailings

•                  Rougher and scavenger flotation concentrates

•                  Cleaner-scavenger flotation tailings

•                  Final flotation tailings

•                  Conducting campaigns on individual types of ores from the Maraca deposit. Normally, ores are blended in the Chapada Project plant. It is recommended that the ores are treated separately for a period of one week to determine individual ore characteristics. During this period detailed plant sampling in both the comminution and flotation circuits needs to be conducted. Modeling of the various ore types within the circuit will assist in the determination of design requirements for the Maraca plant when Suruca ore is introduced;

•                  Profile monitoring of the flotation circuit rougher-scavenger cells to determine:

•                  Whether there is a gold loss or not at the last scavenger cell

•                  Residence time for the rougher scavengers

•                  Whether increased numbers of rougher scavenger cells are required

•                  Sampling of rougher-scavenger tails collected over different periods when treating distinct ore types from the Maraca orebody and include the following analysis:

•                  Fractional analysis of the rough-scavenger tails

•                  Cycloning of the RST to produce U/F of 20 to 40% by weight and fractional analysis of both U/Fand O/F

•                  Grinding the U/F samples collected and carry out standard flotation tests

•                  Determine the grinding index for both ball and Verti-mills

•                  Sampling of cleaner scavenger tailings (CST) over different time periods with distinct samples. Collect samples and conduct cyanidation tests.

•                  Geometallurgical selection of samples representing both locations and ore-types for ore to be treated jointly with the Suruca ore. These tests would include standard flotation tests including sequential chalcopyrite and pyrite flotation tests and grind tests for work indexes.

In summary, all of the information on the current and future Maraca ores should be used to predict the performance of the ore when treated jointly in the existing and modified Maraca plant. This information will be useful when conducting a financial analysis of the options being considered.

20               DATE AND SIGNATURE PAGE

This report titled “Chapada Mine and Suruca project technical report”, dated as of March 7th 2011, was prepared and signed by the following authors:

(Signed) Sergio Brandão
Sergio Brandão

(Signed) Homero Delboni
Homero Delboni

(Signed) Greg Walker
Greg Walker

(Signed) Emerson Ricardo Ré
Emerson Ricardo Ré

(Signed) Raúl Contreras
Raúl Contreras

(Signed) Renato Petter
Renato Petter

21               ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

21.1              Mining Operations

21.1.1              Chapada

Mining at the Chapada Project is by conventional open pit methods. Benches are 10 metres high, doubling to 20 m towards the limit of the pit, except in upper benches where the benches are 10 m high in soil.

The operating phases have been designed to support the mine production from initial topography of January 2011 up to the final pit geometry. To allow the operations of 150 tonne trucks, haulage ramps with a width of 30 metres are required with a maximum gradient of 10%.

The interamp angle by zone is shown in Figure 21.1 and ranges from 45º up to 56º for more competent rock zone.

Figure 21.1: Inter-Ramp Angles by Zone

An in-pit primary crusher will be built in bench at an elevation of 300 m in July, 2012. This will allow for a more flexible operation of ore blending to plant and will reduce the truck fleet requirements.

Figure 21.2: In pit crusher 3D view, July 2012

Figure 21.3: In pit crusher 3D view layout operation, July 2012

The plant has been in operation since 2008 in accordance with a feasibility study conducted in 2004. The mine plan developed by Metalica is based on supplying ore to a conventional copper sulphide flotation plant over four years at an increasing rate of 22 million tonnes per year. To achieve this ore production it is necessary that the Chapada Project mine remove 53 Mt in 2010 (ore and waste rock), 60 Mt in 2011, 54 Mt in 2011, 54 Mt in 2012, and continue this rate. After completion the mine plan schedule, Yamana estimated the metallurgical recoveries year to year for copper and gold.

21.1.1.1             Mine Equipment

The plant has been in operation since 2008 in accordance with a feasibility study conducted in 2004. The mine plan developed by Metalica is based on supplying ore to a conventional copper sulphide flotation plant over four years at an increasing rate of 22 million tonnes per year. To achieve this ore production it is necessary that Chapada Project mine remove 53 Mt in 2010 (ore and waste rock), 60 Mt in 2011, 54 Mt in 2011, 54 Mt in 2012, and continue this rate. After completion of the mine plan schedule, Yamana estimated the metallurgical recoveries year to year for copper and gold.

Table 21.1 Chapada Current Mining Equipment Contractor Fleet

DESCRIPTION	Number
HAULAGE
Caterpillar 785D	9
LOAUDING
Excavator (RH-120 O&K)	2
Loader (Caterpillar 993K)	1
DRILLING
Drilling Roc L8 - 6 3/4''	4
SERVICES
Bulldozer (Caterpillar D9T)	1
Bulldozer (Caterpillar D8T)	1
Wheeldozer (Caterpillar 824H)	1
Wheel loader (Caterpillar 980H)	1
Motor grade (Caterpillar 16M)	1
Motor grade (Caterpillar 140H)	1
Excavator (Liebherr R964B)	2
Hammer machine (Liebherr R944)	1
Backhoe Loader (Caterpillar 416B)	1

The mine is operated by Yamana (24Mtpy 2011, 29Mtpy 2012, 34 Mtpy 2013-2020) and Contractors (difference of total move) equipment. From 2017 on, the operation is totally operated with own equipment. The haulage distances were calculated to the different points of discharge (waste dump, crusher and stock areas) with a total average of 1.6 kilometres. Figure 21.4 shows the annual haulage distances and annual mine movement. Figure 21.4 shows the annual haulage distances and annual mine movement.

Figure 21.4: Mine Haulage Distances

The estimate took into account the characteristics of equipment according as dictated by the mining plan: drilling machines of 7”, hydraulic backhoe (O&K RH 120) of 17 m(3) and trucks 150 tons (CAT 785C). Table 21.2 summarizes the mine fleet requirements by year during the mine life.

Table 21.2 Mine Major Equipment Fleet Requirement

DESCRIPTION	unit	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Total material move	kt	60,393	54,000	54,000	54,000	54,000	54,000	34,000	34,000	34,000	34,000	27,775	14,400	22,000	22,000	22,000	22,000	22,000	22,000	17,261
Chapada Own Fleet	kt	24,000	29,000	34,000	34,000	34,000	34,000	34,000	34,000	34,000	34,000	27,775	14,400	22,000	22,000	22,000	22,000	22,000	22,000	17,261
Haulage distances (DMT)	m	2,127	1,809	1,538	1,348	1,298	1,319	1,919	1,908	1,640	1,612	1,475	1,146	1,489	1,390	1,370	1,329	1,350	1,350	1,350
Chapada Contractors Fleet	kt	36,393	25,000	20,000	20,000	20,000	20,000	—	—	—	—	—	—	—	—	—	—	—	—	—
Haulage distances (DMT)	m	1,971	1,586	1,742	1,643	1,847	1,908

DESCRIPTION
HAULAGE
Caterpillar 785D	unit	9	13	13	13	13	13	13	13	13	13	11	8	8	8	8	7	7	7	6
LOAUDING
Excavator (RH-120 O&K)	unit	2	3	3	3	3	3	3	3	3	3	3	3	2	2	2	2	2	2	2
Loader (Caterpillar 993K)	unit	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
DRILLING
Drilling Roc L8 - 6 3/4''	unit	4	4	4	4	4	4	4	4	4	3	2	1	1	1	1	1	1	1	1
SERVICES
Bulldozer (Caterpillar D9T)	unit	1	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3
Bulldozer (Caterpillar D8T)	unit	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Wheeldozer (Caterpillar 824H)	unit	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Wheel loader (Caterpillar 980H)	unit	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Motor grade (Caterpillar 16M)	unit	1	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Motor grade (Caterpillar 140H)	unit	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Excavator (Liebherr R964B)	unit	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Hammer machine (Liebherr R944)	unit	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Backhoe Loader (Caterpillar 416B)	unit	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1

For the determination of the mining equipment, the following parametres were considered: 60 minutes per day for shift change, 130 minutes per day for meals and for blasting and others delays 30 minutes per day. The productivity for drilling machine in ore is 96 t/m and in waste is 112 t/m. The effective drilling velocity is 29 m/hr. For the shovel RH 120 (17 m3) the productivity was defined in approximated 2,000 t/h. For the trucks CAT 785 C (150 metric ton) the final productivity in according with de haulage distances was approximated 8,500 t/unit-day.

21.1.2              Suruca

21.1.2.1             Production Planning

To complete the production plan, five operational phases were designed from the pit optimization which was performed with the LG algorithm. The first three phases are aimed at achieving early extraction of oxide material, and the bottom benches of these phases extract the sulphide contents. Phases four and five are exclusively designed to complete the sulphide material mining in order to meet the required plant delivery schedule for the Chapada Project mine.

The design parametres of the operating phases are shown:

•                  Saprolitos and Oxide materials (top of the pit to the 350 bench):

•                  Maximum height of bench: 10 m (double bench)

•                  Ramp width: 25 m

•                  Ramp gradient: ±10%

•                  Bench face angle: 45°

•                  Berm width: 7 m each 10 metres in depth (double bench)

•                  Inter-ramp angle: 30°

•                  Sulphide material (bench 350 to the bottom of the pit):

•                  Maximum height of bench: 30 m (6 benches)

•                  Ramp width: 25 m

•                  Ramp gradient: ±10%.

•                  Bench face angle: 70°

•                  Berm width: 12 m each 30 metres in depth (6 benches)

•                  Inter-ramp angle: 53°

Figure 21.5 shows the location of the operating phases. Also, Figure 21.6 through Figure 21.10 shows each of individually designed phases. Figure 21.11 and

Figure 21.12 show the operating final pit with the mathematical pit. It shows that there are not many differences with the final boundaries of the two cases which were developed.

Figure 21.5: Pit Phase Design

Figure 21.6: Phase 1

Figure 21.7: Phase 2

Figure 21.8: Phase 3

Figure 21.9: Phase 4

Figure 21.10: Phase 5

Figure 21.11: Operating Final Pit vs Ultimate Pit Optimization

Figure 21.12: Operating Final Pit vs Ultimate Pit Optimization (Section)

These five phases are summarized in Table 21.3.

Table 21.3: Planned Suruca Project Phases

	To Process Oxide Plant		To Porcess Sulphide Plant		To Porcess Total Plant		Waste	Total
	Tonnes	Au	Tonnes	Au	Tonnes	Au	Tonnes	Tonnes	Strip
	(x 1,000)	(g/t)	(x 1,000)	(g/t)	(x 1,000)	(g/t)	(x 1,000)	(x 1,000)	Ratio
Phase 1	4,721	0.602	2,079	0.584	6,800	0.596	7,417	14,217	1.09
Phase 2	8,498	0.492	2,309	0.497	10,807	0.493	10,030	20837	0.93
Phase 3	2,769	0.412	1,912	0.444	4,681	0.425	5,052	9733	1.08
Phase 4	193	0.458	10,648	0.578	10,841	0.576	15,884	26725	1.47
Phase 5	150	0.566	27,176	0.553	27,326	0.553	43,847	71173	1.60
Total	16,331	0.510	44,124	0.553	60,455	0.541	82,230	142,685	1.36

The production plan that was completed by AMEC was based on a two stage plan in accordance with the requirements of Yamana. The first step is to send only oxidized material to the heap leach pad located adjacent to the Suruca Project’s pit, and the second stage is to send sulphide material to the Chapada Project concentrator plant.

The plan indicates that all of the oxidized material will be completed by 2017. Subsequently, the sulphide ore will be sent to a crusher and then to the concentrator located near the Chapada Project mine only 7 km away, helping to enhance the production of this mine.  This strategy was decided by Yamana in accordance with the results of different production scenarios developed in this study.

For the mine plan to meet the production scenario outlined in the previous paragraph, it was necessary to develop a stockpile that would contain the sulphide ore until shipment in 2017.

The mine production schedule was prepared using periods of one year, beginning in 2013. At this stage of project development, there is no need to increase the time resolution to shorter periods, however, tighter time periods could help to optimize the mine plan and decrease the sulphide stockpile necessity, by completing more selective mining.

The mine schedule requires a total of 3 Mt of oxide material to be send to stockpile year 2013 and 4 Mt from year 2014 forward. Furthermore, to increase the production of Chapada Project’s mine it was necessary to send sulphide to the plant from year 2017, generating a ramp up of 4.5 Mt this year and 8 Mt from 2018 forward.

Figure 21.13 and Table 21.4shows the scheduled mine plan production.

Figure 21.13: Line Production Schedule

Table 21.4: Mine Production Schedule

		Mineral to Plant										Mineral to Stock
		Oxide		Sulphide From Mine		Sulphide From Stock		Total Sulphide		Total to Plant		Sulphide		Waste	Total
Year	Day	kt	Au (gr/t)	kt	Au (gr/t)	kt	Au (gr/t)	kt	Au (gr/t)	kt	Au(gr/t)	kt	Au(gr/t)	kt	kt	ktpd
2013	365	3,000	0.580							3,000	0.580			3,579	6,579	18
2014	365	4,000	0.531							4,000	0.531	1,154	0.596	5,281	10,435	29
2015	365	4,000	0.477							4,000	0.477	1,041	0.563	9,559	14,600	40
2016	365	4,000	0.535							4,000	0.535	3,146	0.491	11,104	18,250	50
2017	365	1,331	0.321	2,830	0,470	1,670	0.528	4,500	0,491	5,831	0.452			12,596	18,427	50
2018	365			6,405	0,510	1,595	0.528	8,000	0,514	8,000	0,514			10,250	18,250	50
2019	365			6,727	0.537	1,273	0.528	8,000	0.535	8,000	0.535			10,250	18,250	50
2020	365			7,583	0.530	417	0.528	8,000	0.530	8,000	0.530			10,250	18,250	50
2021	365			7,614	0.568	386	0.528	8,000	0.566	8,000	0.566			6,097	14,097	39
2022	365			7,624	0.658			7,624	0.658	7,624	0.658			3,264	10,888	30
Total	3,650	16,331	0.510	38,783	0.556	5,341	0.528	44,124	0.553	60,455	0.541	5,341	0.528	82,230	148,026	41

21.1.2.2             Waste Dumps

The waste dump location and stability study was completed by VOGBR Consulting.

Ideally, the waste dump could be redesigned closer to the final pit limit to decrease the haulage distances and consequently reduce the mining cost associated with this item.

Figure 21.14 shows the location of the actual waste dump design.

Figure 21.14: Waste Dump Location

21.2                                                Recoverability

Recoveries are based on a copper tail grade of 0.04% copper, a gold tail grade of 0.12 g/t and a 28% copper concentrate grade.  For example, for a copper grade of 0.332% the copper recovery and concentration ratio from the standard two product formulas are:

•                  Copper Recovery = 100% x 28 x (0.332 — 0.040) / (0.332 x (28 — 0.040)) = 88.1%

•                  Concentration Ratio = (28 — 0.040) / (0.332 — 0.040) = 95.8

Assuming the same concentration ratio for gold, the gold concentrate grade for a gold grade, for example of 0.239 g/t is:

•                  Gold Concentrate Grade = 95.8 x (0.239 — 0.120) + 0.120 = 11.5 g/t

•                  Gold Recovery = 100% x 11.5 x (0.239 — 0.120) / ( 0.239 x (11.5 — 0.120) = 50.3%

It can be shown algebraically that the equation for recovered gold simplifies to:

•                  Recovered Gold Grade = gold — tail + tail/concentration ratio

•                  Recovered Gold = 0.239 — 0.120 + 0.120/95.8 = 0.120 g/t

•                  And 0.120 / 0.239 = 50.3% recovery.

This also shows that the gold recovery is not sensitive to the concentration ratio and concentrate grade assumptions.

21.3              Production Scheduling Integrated

The planned Chapada Project and Suruca Project gold and copper production for the life of mines is summarized in Table 21.5 below. The summary includes all three phases of the project and is based on the pre-feasibility production levels.

Table 21.5: Processing Plant Production Plan — Chapada/Suruca

Yamana Gold	Name of Asset	Chapada and Suruca
	Status	Operating and Project
	Date	December 31, 2010

PRODUCTION	Unit	Total	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Ore Feed Chapada	kt	368,716	21,555	22,000	22,000	22,000	22,000	22,000	17,500	14,000	14,000	14,000	14,000	14,400	22,000	22,000	22,000	22,000	22,000	22,000	17,261
Copper Grade	%	0.264%	0.431%	0.371%	0.308%	0.298%	0.290%	0.305%	0.330%	0.316%	0.321%	0.360%	0.257%	0.202%	0.190%	0.189%	0.185%	0.180%	0.185%	0.174%	0.180%
Copper Recovery	%	85.3%	86.8%	87.1%	86.1%	86.0%	85.9%	86.4%	86.9%	86.6%	87.6%	84.1%	84.1%	84.3%	84.4%	84.2%	83.9%	84.0%	84.0%	84.0%	84.0%
Copper Contained	Mlb	2,149	205	180	150	144	141	148	127	98	99	111	79	64	92	92	90	87	90	85	68
Copper Production	Mlb	1,840	178	157	129	124	121	128	111	84	87	93	67	54	78	77	75	73	75	71	58
Gold Grade	g/t	0.176	0.330	0.304	0.243	0.228	0.210	0.199	0.220	0.199	0.200	0.240	0.169	0.129	0.100	0.098	0.098	0.097	0.106	0.091	0.093
Gold Recovery	%	62.2%	60.7%	60.8%	58.8%	64.8%	63.0%	62.1%	63.7%	61.8%	76.0%	64.9%	61.9%	61.6%	61.3%	60.6%	61.1%	61.1%	61.1%	61.1%	61.1%
Gold Contained	koz	2,082	229	215	172	161	149	140	124	90	90	108	76	60	71	69	69	69	75	64	52
Gold Production	koz	1,299	139	131	101	104	94	87	79	55	68	70	47	37	43	42	42	42	46	39	32
Ore Feed Suruca Oxides	kt	16,331			3,000	4,000	4,000	4,000	1,331
Gold Grade	g/t	0.511			0.580	0.531	0.477	0.535	0.321
Gold Recovery	%	85.0%			85.0%	85.0%	85.0%	85.0%	85.0%
Gold Production	koz	228			48	58	52	58	12	—	—	—	—	—	—	—	—	—	—	—	—
Ore Feed Suruca Sulphides	kt	44,124							4,500	8,000	8,000	8,000	8,000	7,624
Gold Grade	g/t	0.553							0.491	0.514	0.535	0.530	0.566	0.658
Gold Recovery	%	79.8%							79.8%	79.8%	79.8%	79.8%	79.8%	79.8%
Gold Production	koz	626							57	105	110	109	116	129	—	—	—	—	—	—	—
Total Ore Feed	kt	429,171	21,555	22,000	25,000	26,000	26,000	26,000	23,331	22,000	22,000	22,000	22,000	22,024	22,000	22,000	22,000	22,000	22,000	22,000	17,261
Chapada	kt	368,716	21,555	22,000	22,000	22,000	22,000	22,000	17,500	14,000	14,000	14,000	14,000	14,400	22,000	22,000	22,000	22,000	22,000	22,000	17,261
Suruca Oxides	kt	16,331	—	—	3,000	4,000	4,000	4,000	1,331	—	—	—	—	—	—	—	—	—	—	—	—
Suruca Sulphides	kt	44,124							4,500	8,000	8,000	8,000	8,000	7,624
Gold Production	koz	2,152	139	131	149	162	146	146	147	161	178	179	163	166	43	42	42	42	46	39	32

21.4                Contracts

The following contracts are within industry norms.

The Chapada Project mine has a long term sales contracts with Hidalco Industries Limited - Birla Copper Group of India covering a total volume of 70,000 dmt in 2007, 130,000 dmt during 2008 and 100,000 dmt from 2009 up to 2018; Atlantic Copper-Freeport MacMoRan Copper & Gold Inc - American Group covering a total volume of 30,000 dmt in 2007, 50,000 dmt in 2008 and 50,000 dmt each per year from 2009 to 2011; Paranapanema S/A — Brazilian Group covering a total of 16.000 dmt in 2007, 24,000 dmt each per year during 2008 and 2009, 35,000 dmt in 2010 and 44.800 dmt in 2011. Yamana also has contracts with two trading companies: Trafigura AG, 40,000 dmt in 2007, 30,000 dmt in 2008 and 30,000 dmt each per year from 2009 to 2010 and 40,000 dmt each per year from 2011 to 2012; Louis Dreyfus Commodities Metals Suisse S/A covering a total of 30,000 dmt each during the period 2007 - 2008 and 40,000 dmt each per year from 2009 to 2012.

21.5                Environmental Considerations

21.5.1     Chapada

A substantial amount of environmental study, analysis and regulatory review was made for the Chapada Project.  In November, 1996, Geomina Consultants, from Goiânia, State of Goiás, Brazil, developed an environmental impact study. This report was used for public comment and as support for application for permits. Yamana obtained the three environmental permits required for mine operations in Brazil: 1) the first environmental license was issued in December 1999; 2) the construction license was issued in April 2001 and was renewed twice in April 2003 and April 2006; and 3) the operation license was published in November 2006, and it was valid until April 2008. The operation of the Maraca Mine started up in November 2006.

On December 2007, Maracá mine submitted to the State of Goiás Environmental Agency all necessary documents to obtain the operational environmental license renewal. The license renewal was issued in September 2009 and is valid until March 2011.

The Chapada Project mine is with all licenses (operation, deforest, water use permit, etc) needed to operate.

The environmental impact study was carried out by Geomina Consultants, the results of which are summarized as follows:

Environmental and socioeconomic characterization of the mine influence area was done by using existing available data, and by obtaining site-specific information. No ethnic minorities or tribal groups were identified in the mine area of influence.

A non-intervening archaeological inspection, developed in May 2004, led to the identification and registration of eight and nine archaeological sites and occurrences, respectively. The archaeological rescue identified 19 sites and eight occurrences effectively. The pieces rescued are entrusted at Porangatu Museum.

During 2009 a new archeological rescue effort was done at the new sites that will be flooded to increase the tailings dam.

The site vegetation survey identified 118 species of six types of vegetation, reinforcing the tropical (savannah) characteristics of the natural vegetative. Four protected species were found. Deforestation licenses were approved. Forest reservations were created according to the legislations, and the land use in these areas is restricted.

Fauna studies identified a total of 121 species, six of them being protected.

An environmental characterization test program was conducted on the unprocessed rock and mill products during 1997 by using Environmental Protection Agency (“EPA”) standards protocols. The results have suggested low acid rock drainage potential. Aluminum, iron and manganese were found in drill holes within concentrations detected in the local groundwater. The potential implication of selenium presence in some cases should be reviewed during operation.

Surface water background concentrations of some of the parametres are higher than the maximum value permitted by the National Environmental Council (“CONAMA”) Rule 357/2006.  Effluent physicochemical treatment facilities include a specific pond for tailing dam overflow and/or contaminated excess pit water. The monitoring program is permanent to evaluate the quality of the water whitin the mine site and vicinities.

Storm water runoff and hazardous liquids handling are adequately addressed using best management practices.

The sewage treatment plant is operating in order to attend all mine sanitary requirements. Industrial, sanitary and solid waste is disposed of at the Chapada Project’s facilities in a temporary deposit, then taken to recyclers and to the Alto Horizonte landfill.

The closure and reclamation plan is being revised in order to improve environmental and human life protection, reducing long-term monitoring, maintenance, and potential liabilities. An amount of US$ 54 million is estimated for closure and abandonment costs

21.5.2     Suruca

MINERAL Engenharia e Meio Ambiente is developing the environmental studies for Suruca Project. This project involves mining of sulphide and oxide gold ore in an open pit mine Suruca. The Suruca Project is located at the city of Alto Horizonte in the State of Goias and the oxide ore will be leached in pile close to the open pit and will be transported to the processing plant on site. The sulphide ore will be transported by road or conveyor belt to Maraca plant.

According to the surveys carried out on the Suruca’s Project, it was verified that levels of total particles in suspension were in conformity with the primary standard adopted by CONAMA Resolution 03/90.

The water courses in the Suruca Project area were characterized as being small, with a great majority of intermittent courses. In order to assess the quality of surface waters at the areas of interest, the parametres identified above the allowed limit may be linked to the lithotypes that occur in the region or the occurrence of rains that could have remobilized the sediments or carried solids.

The groundwater at the Suruca Project’s region occurs in a mixed aquifer system and the anomalous concentrations observed can be attributed to a background effect, since the rocks of the region are naturally rich in metallic sulphides, the form in which the explored mineral occurs.

The noise levels in the surrounding areas of the Suruca Project were measured. Results were above the limits as expected according to the established limits by NBR10151, due to the presence of a variety of animals in the region.

The vegetation in the Suruca Project area is savannah woodland, savannah “stricto sensu”, secondary formations, gallery forest and anthropic field. Some fauna species observed are sensitive to the anthropic disturbance and can be considered as conservation priority.

Alto Horizonte has a reasonable infrastructure regarding the aspects of health, education and basic sanitation. The infraestruture is comprised of a Health Basic Unit, two educational institutions and a sewer system that is currently being implemented.

The conflict over land was part of the history at the North of Goias, which had the expansion of the mineral exploitation as its main front. Currently there are no records of conflicts of this kind, and the city does not have any rural settlement or settlement projects.

The region has a significant archeological heritage, and given the magnitude of the impact of the project, it is recommended the accomplishment of the Archaeological Prospection and Rescue Program, complying with the Brazilian legislation and regulation.

No indigenous communities were identified at the project as well as real state property or immaterial heritage tumbled by the National Historic and Artistic Heritage Institute (IPHAN).

A Quilombola community was identified at the city of Uruaçu, which is classified as direct influence area of the Suruca Project. There is no record of any process in progress for requesting the land possession at the National Institute for Colonization and Agrarian Reform (INCRA).

All impacts observed for the Suruca Project may have mitigation measures that will minimize possible adverse effects, through the monitoring programs already implanted by Yamana.

21.5.2.1    Acid Rock Drainage

The main objectives of the prediction of the acid rock drainage program are: rock characterization, identification of all materials with potential acidity and potential sources of contaminants in the water of drainages, and also evaluation of control measures with the development of project management of water, waste and tailings.

The Suruca Project is developing the acid rock drainage studies where representative samples of ore and waste were collected and sent for analysis in an independent laboratory for testing of acid- base accounting (“MABA”), net acid generation (“NAG”), waste characterization and analysis of gross weight.

21.6     Financial Analysis

21.6.1     Suruca Financial Analysis

21.6.1.1    Objective

The main objective of this analysis is to evaluate the Suruca Project development and implementation.

The project Project is to achieve average annual gold sales of:

•      46 koz/year of oxide ore gold from 2013 to 2017, generating a total of 228 koz;

•      104 koz/year of sulphide ore gold from 2017 to 2022, generating a total of 626 koz;

•      14 koz/year of gold generated from the increased recovery of gold at the Chapada Project mine where the sulphide ore will be processed. The carbon in leach system (CIL) used in the sulphide ore processing will be implemented at the beginning of the project, increasing the recovery of gold from 2013 to 2029 generating, 230 koz an additional during that period;

•      Total project gold sales during the project life, based on existing reserves will be 1,084 koz.

Project construction will take place in 2011 and 2012 and the production phase of the project will start at the beginning of 2013.

The Chapada Project’s gold recovery rate increase will happen in two stages:

1.     The first stage is associated with the carbon in leach (CIL) plant implementation at the beginning of the project (Phase 1), adding 10% to the average recovery rate and;

2.     The second stage occurs on completion of the Suruca Project sulphide plant in 2016 (Phase 2), adding an additional 10% to the recovery rate.

The cash flow analysis was completed by Yamana based upon data generated in the pre-feasibility study.

Base Case

The main assumptions related to the base case are:

•      Gold price equal to US$ 1,300/oz in 2013 and US$ 1,100/oz in subsequent years

•      Rate of exchange equal to R$ 1.80/US$

•      Sale tax (CEFEM): 1% of annual sales value

•      Investment made with 100% equity capital

•      Third party mine operation

•      Processing plant operated by company

•      Discount rate of 5% in real terms per year

•      Interest on equity equal to 10% per year (annual “Selic” rate of the Brazil Central Bank)

•      Use of the following incentives: special regime for acquisition of capital assets by exporting cmpanies (RECAP) and drawback incentive for international supplies acquisition.

•      Depreciation: according the present Brazilian legislation

•      Income tax of 25% plus social contribution of 9%, generating a total income tax of 34%

•      Residual value is comprised of assets sells, tax credit recover of 70% for state taxes (federal tax credits recovered, during the life project), and working capital recovery.

The base case economic analysis data (financial statement and cash flow) is presented in section 21.6.1.9.

Gold Production Basis

The total project mineral reserves are estimated to be 60.4 Mt /at an average grade of 0.541 g/t, 1,052 koz, with an average recovery rate of 82% recovered gold, equalling 854 koz.

The Suruca oxide reserves are estimated to be 16.3 Mt / 0.510 g/t, 268 koz, with an average recovery rate of 85% recovered gold equalling 228 koz.

The Suruca sulphide reserves are estimated to be 44.1 Mt / 0.553 g/t, 784 koz, with an average recovery rate of 79,8% recovered gold, equalling 626 koz.

The implementation of the sulphide plant phase 1 in Maracá will increase gold recovery at Chapada Project plant, generating an additional of 230 koz.

The project will increase gold production by 1,084 koz, 854 koz from Suruca ore and 230 koz from Chapada Project ore.

Table 21.6: Suruca Project Gold Production

Yamana Gold	Name of Asset	Chapada and Suruca
Status		Operating and Project
Date		December 31, 2010

PRODUCTION	Unit	Total	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Ore Feed Chapada	kt	368,716	21,555	22,000	22,000	22,000	22,000	22,000	17,500	14,000	14,000	14,000	14,000	14,400	22,000	22,000	22,000	22,000	22,000	22,000	17,261
Copper Grade	%	0.264%	0.431%	0.371%	0.308%	0.298%	0.290%	0.305%	0.330%	0.316%	0.321%	0.360%	0.257%	0.202%	0.190%	0.189%	0.185%	0.180%	0.185%	0.174%	0.180%
Copper Recovery	%	85.3%	86.8%	87.1%	86.1%	86.0%	85.9%	86.4%	86.9%	86.6%	87.6%	84.1%	84.1%	84.3%	84.4%	84.2%	83.9%	84.0%	84.0%	84.0%	84.0%
Copper Contained	Mlb	2,149	205	180	150	144	141	148	127	98	99	111	79	64	92	92	90	87	90	85	68
Copper Production	Mlb	1,840	178	157	129	124	121	128	111	84	87	93	67	54	78	77	75	73	75	71	58
Gold Grade	g/t	0.176	0.330	0.304	0.243	0.228	0.210	0.199	0.220	0.199	0.200	0.240	0.169	0.129	0.100	0.098	0.098	0.097	0.106	0.091	0.093
Gold Recovery	%	62.2%	60.7%	60.8%	58.8%	64.8%	63.0%	62.1%	63.7%	61.8%	76.0%	64.9%	61.9%	61.6%	61.3%	60.6%	61.1%	61.1%	61.1%	61.1%	61.1%
Gold Contained	koz	2,082	229	215	172	161	149	140	124	90	90	108	76	60	71	69	69	69	75	64	52
Gold Production	koz	1,299	139	131	101	104	94	87	79	55	68	70	47	37	43	42	42	42	46	39	32
Ore Feed Suruca Oxides	kt	16,331			3,000	4,000	4,000	4,000	1,331
Gold Grade	g/t	0.511			0.580	0.531	0.477	0.535	0.321
Gold Recovery	%	85.0%			85.0%	85.0%	85.0%	85.0%	85.0%
Gold Production	koz	228			48	58	52	58	12	—	—	—	—	—	—	—	—	—	—	—	—
Ore Feed Suruca Sulphides	kt	44,124							4,500	8,000	8,000	8,000	8,000	7,624
Gold Grade	g/t	0.553							0.491	0.514	0.535	0.530	0.566	0.658
Gold Recovery	%	79.8%							79.8%	79.8%	79.8%	79.8%	79.8%	79.8%
Gold Production	koz	626							57	105	110	109	116	129	—	—	—	—	—	—	—
Total Ore Feed	kt	429,171	21,555	22,000	25,000	26,000	26,000	26,000	23,331	22,000	22,000	22,000	22,000	22,024	22,000	22,000	22,000	22,000	22,000	22,000	17,261
Chapada	kt	368,716	21,555	22,000	22,000	22,000	22,000	22,000	17,500	14,000	14,000	14,000	14,000	14,400	22,000	22,000	22,000	22,000	22,000	22,000	17,261
Suruca Oxides	kt	16,331	—	—	3,000	4,000	4,000	4,000	1,331	—	—	—	—	—	—	—	—	—	—	—	—
Suruca Sulphides	kt	44,124							4,500	8,000	8,000	8,000	8,000	7,624
Gold Production	koz	2,152	139	131	149	162	146	146	147	161	178	179	163	166	43	42	42	42	46	39	32

Table 21.7: Additional Gold recovered

Id	Description	Dimension	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	Total

1.	MMIC original gold recovery	%	55,8%	54,8%	53,0%	52,1%	53,7%	51,8%	56,0%	44,9%	41,9%	41,6%	41,3%	40,6%	43,8%	41,1%	41,1%	41,1%	41,1%

2.	MMIC original gold recovered	koz	96	88	79	73	66	46	50	48	32	25	29	28	30	28	31	26	21	799

3.	MMIC after sulphite gold recovery	%	58,8%	64,8%	63,0%	62,1%	63,7%	61,8%	76,0%	64,9%	61,9%	61,6%	61,3%	60,6%	61,1%	61,1%	61,1%	61,1%	61,1%

4.	MMIC after sulphite gold recovered	koz	101	104	94	87	79	55	68	70	47	37	43	42	42	42	46	39	32	1.029

5.	MMIC gold variance	koz	5	16	15	14	12	9	18	22	15	12	14	14	12	14	15	13	10	230

21.6.1.2             Economic Results

In the base scenario, assuming a discount rate of 5%, the project net present value (NPV) will be US$ 117.2 million and the after-tax internal rate of return (IRR) will be 15.0% per year.

As mentioned above, the financial statements and cash flow of the base case are presented in the item 21.6.1.9

The main financial parametres for the base case are shown in the Table 21.8.

Table 21.8: Suruca Project Financial Parametres

Project Indicators
Ratio	Unit	Value	Observation
After-Tax NPV & IRR
NPV (discount rate 5% p.y.)	US$	117.180.852
IRR	%	15,0%
Other Indicators
Total Capex (excluding working capital)	US$	224.697.921	Capex including all taxes but excluding working capital and sustaining
Suruca Oxide	US$	59.652.346	Capex Suruca Oxide excluding working capital and sustaining
Suruca Sulphide Phase 1	US$	39.410.525	Capex Suruca Sulphide Phase 1 excluding working capital and sustaining
Suruca Sulphide Phase 2	US$	125.635.050	Capex Suruca Sulphide Phase 2 excluding working capital and sustaining
Total Capex (including working capital)	US$	230.518.343	Capex including all taxes and working capital but excluding sustaining
Sustaining Capital	US$	86.541.744	Sustaining including all taxes but not including Mine Closure treated as an expense
Total Capital Cost (excluding working capital)	US$	311.239.665	Total capital cost (excluding working capital) = Capex excluding working capital + Sustaining.
Total Capital Cost (including working capital)	US$	317.060.087	Total capital cost (including working capital) = Capex inclunding work capital + Sustaining.
Capex/oz (excluding working)	US$/oz	212,70	Capex/oz including all taxes and excluding working capital and sustaining
Sustaining/oz	US$/oz	79,85	Sustaining/oz including all taxes.
Total Capital Cost/oz	US$/oz	292,56	Total capital cost/oz = Capex/oz + Sustaining/oz.
Underground Mine Cash Cost/oz	US$/oz	0,00	Underground Mine Cash Cost/oz
Open Pit Mine Cash Cost/oz	US$/oz	177,74	Open Pit Mine Cash Cost/oz
Plant Cash cost/oz	US$/oz	183,75	Plant Cash Cost/oz
Other Cash Cost/oz	US$/oz	139,72	Other Cash Cost/oz
Total Cash Cost/oz	US$/oz	501,20	Total Cash Cost/oz = (Underground+ Open Pit) Cash Cost/oz + Plant Cash Cost/ + Other Cash Cost/oz
Underground Mine Cash Cost/t ore mined	US$/t	0,00	Underground Mine Cash Cost/t ore mined
Open Pit Mine Cash Cost/t ore mined	US$/t	3,19	Open Pit Mine Cash Cost/t ore mined
Plant Cash Cost/t ore processed	US$/t	3,29	Plant Cash Cost/t ore processed
Other Cash Cost/t ore processed	US$/t	2,50	Other Cash Cost/t ore processed
Total Cash Cost/t	US$/t	8,98	Total Cash Cost/t = (Underground + Open Pit) Cash Cost/tmined + Plant Cash Cost/tprocessed +OtherCash Cost/tprocessed
Life of mine	years	17

The discount rate sensitivity analysis is present in the Table 21.9.

Table 21.9: Suruca Project Sensitivity NPV x Discount Rate

Sensitivity Analysis - NPV x Discount Rate to the Firm

Discount Rate	NPV
15,00%	184.120
12,50%	18.143.413
10,00%	41.961.762
7,50%	73.882.126
5,00%	117.180.852
0,00%	259.946.288

In order to estimate the relative strength of the project, first level sensitivity analysis was developed for the following items: gold price, capital cost and operating costs.

In this analysis, when one factor varies, the other factors remain constant.

Table 21.10 and Table 21.11 present the sensitivity analysis for the 5% NPV of the project and the IRR respectively, and Figure 21.15 and Figure 21.16 show the results graphically. For example, a 10% price change impacts the projects NPV and after-tax IRR by approximately US$ 61.0 million (US$ 117.2 million — US$ 56.2 million) and 5.2% (15.0% - 9.8%) respectively.

Table 21.10: Suruca Project NPV Sensitivity Analysis (discount rate 5% p.y.)

Net present value of the cash flow to the firm

		Opex and
		other	Capex and
	Sale prices	expenses	sustaining
-30%	-77.862.067	205.247.285	168.795.289
-20%	-6.581.141	176.113.333	151.791.735
-10%	56.227.793	146.824.413	134.740.287
0%	117.180.852	117.180.852	117.180.852
10%	176.209.718	86.777.139	98.921.112
20%	234.333.135	56.226.025	80.756.360
30%	291.461.892	25.208.987	62.292.397

Figure 21.15: Suruca Project NPV Sensitivity Analysis

Table 21.11: Suruca Project IRR Sensitivity Analysis

IRR TO THE FIRM

		Opex and
		other	Capex and
	Sale prices	expenses	sustaining
-30%	-1,2%	22,1%	25,0%
-20%	4,4%	19,9%	21,0%
-10%	9,8%	17,5%	17,7%
0%	15,0%	15,0%	15,0%
10%	19,9%	12,5%	12,7%
20%	24,6%	9,8%	10,8%
30%	29,1%	7,1%	9,2%

Figure 21.16: Suruca Project IRR Sensitivity Analysis

According to this analysis, the project is more sensitive to price, followed by OPEX variation, and then by CAPEX/Sustaining.

The worst case scenario occurs if the price drops 30% (average near US$ 777/oz) and when the IRR falls to — 1.2% per year.

An increase of 30% in Opex and Capex reduces the IRR to 7.1% per year and 9.2% per year, respectively.

A second level of sensitivity analysis is present in Table 21.12 and Table 21.13, where cross sensitivity is shown for Opex, Capex, exchange rate and price.

In this analysis, simultaneous variations occur.

Table 21.12: Suruca Project Cross NPV Sensitivity Analysis (discount rate 5% p.y.)

US$

NET PRESENT VALUE OF THE CASH FLOW TO THE FIRM

Opex and other expenses sensitivity factor

		-30%	-20%	-10%	0%	10%	20%	30%
	-30%	24.707.272	-7.210.938	-41.381.012	-77.862.067	-115.629.444	-153.844.459	-192.490.535
	-20%	86.615.194	56.210.822	25.190.274	-6.581.141	-41.087.536	-77.660.999	-115.371.518
Sale prices	-10%	146.631.338	117.014.634	86.680.695	56.227.793	25.312.569	-5.951.050	-40.803.150
sensitivity	0%	205.247.285	176.113.333	146.824.413	117.180.852	86.777.139	56.226.025	25.208.987
factor	10%	262.327.392	233.986.247	205.430.820	176.209.718	146.997.408	117.222.761	86.872.118
	20%	319.375.556	291.072.166	262.724.069	234.333.135	205.518.082	176.306.103	147.056.069
	30%	375.593.033	347.810.589	319.816.940	291.461.892	263.076.125	234.675.116	205.614.466

Capex and sustaining sensitivity factor

		-30%	-20%	-10%	0%	10%	20%	30%
	-30%	-12.624.271	-33.935.136	-55.689.762	-77.862.067	-100.205.691	-122.587.502	-145.043.542
	-20%	50.128.717	31.567.545	12.913.976	-6.581.141	-27.174.348	-48.539.326	-69.995.322
Sale prices	-10%	110.287.132	92.739.005	74.599.967	56.227.793	37.678.891	18.499.381	-1.119.243
sensitivity	0%	168.795.289	151.791.735	134.740.287	117.180.852	98.921.112	80.756.360	62.292.397
factor	10%	225.745.712	209.697.081	193.268.599	176.209.718	159.065.276	141.496.213	123.334.618
	20%	281.930.424	266.536.860	250.582.483	234.333.135	217.687.506	200.626.091	183.353.516
	30%	337.502.687	322.721.571	307.327.630	291.461.892	275.217.516	258.968.382	242.103.567

Exchange rate sensitivity factor

		-30%	-20%	-10%	0%	10%	20%	30%
	-30%	-341.695.227	-230.579.215	-145.143.047	-77.862.067	-24.958.286	15.271.536	47.211.906
	-20%	-262.910.179	-153.202.036	-69.433.179	-6.581.141	39.613.445	76.784.857	107.705.346
Sale prices	-10%	-185.408.825	-77.595.999	262.591	56.227.793	100.690.290	136.580.413	166.360.974
sensitivity	0%	-109.449.506	-7.280.010	62.846.809	117.180.852	159.913.773	194.788.637	223.524.628
factor	10%	-36.946.614	55.725.776	123.799.990	176.209.718	217.958.486	251.916.703	280.070.950
	20%	28.719.673	116.828.966	183.122.445	234.333.135	275.084.851	308.317.905	335.874.685
	30%	90.545.065	177.023.893	241.647.518	291.461.892	331.498.966	364.085.460	390.865.796

Table 21.13: Suruca Project Cross IRR Sensitivity Analysis

US$

IRR TO THE FIRM

Opex and other expenses sensitivity factor

		-30%	-20%	-10%	0%	10%	20%	30%
	-30%	7,1%	4,4%	1,6%	-1,2%	-3,7%	-5,9%	-7,7%
	-20%	12,4%	9,8%	7,2%	4,4%	1,6%	-1,1%	-3,6%
Sale prices	-10%	17,4%	15,0%	12,4%	9,8%	7,2%	4,5%	1,7%
sensitivity	0%	22,1%	19,9%	17,5%	15,0%	12,5%	9,8%	7,1%
factor	10%	26,6%	24,5%	22,3%	19,9%	17,6%	15,1%	12,5%
	20%	30,9%	28,9%	26,8%	24,6%	22,4%	20,0%	17,6%
	30%	35,0%	33,1%	31,1%	29,1%	27,0%	24,8%	22,5%

Capex and sustaining sensitivity factor

		-30%	-20%	-10%	0%	10%	20%	30%
	-30%	3,5%	1,6%	0,0%	-1,2%	-2,3%	-3,1%	-3,9%
	-20%	11,0%	8,3%	6,2%	4,4%	2,9%	1,6%	0,5%
Sale prices	-10%	18,3%	14,8%	12,1%	9,8%	7,9%	6,3%	4,9%
sensitivity	0%	25,0%	21,0%	17,7%	15,0%	12,7%	10,8%	9,2%
factor	10%	31,3%	26,7%	23,0%	19,9%	17,4%	15,1%	13,2%
	20%	37,2%	32,1%	28,0%	24,6%	21,7%	19,3%	17,1%
	30%	42,8%	37,3%	32,8%	29,1%	25,9%	23,2%	20,8%

With this analysis, the project is more sensitive to the combination price x exchange rate.

21.6.1.3             Assumptions

The follow items present the assumptions of the Suruca Project.

Gold Production and Revenue

Total project gold producted and sold is 1,084 koz.

Oxide ore average gold recovery is 85% and sulphide ore average gold recovery is 80%.

Average annual gold sales are the following:

•                  46 koz/year of oxide ore gold from 2013 to 2017, generating a total of 228 koz;

•                  104 koz/year of sulphide ore gold from 2017 to 2022, generating a total of 626 koz;

•                  14 koz/year of gold generated from the increasedrecovery of gold at the Chapada Project mine where the sulphide ore will be processed. The carbon in leach system (CIL) used in the sulphide ore processing will be implemented at the beginning of the project (Sulphide Phase 1) increasing the recovery of gold from 2013 to 2029, generating an additional 230 koz during that period (See Table 21.5);

•                  Gold price equal to US$ 1,300/oz in 2013 and US$ 1,100/oz from 2014 to 2029.

A sales tax (CEFEM) of 1% was considered in the net income calculation.

Capital Cost

Process plant and infrastructure capital costs were mainly supplied by AMEC Minproc, whom specified the equipment, and prepared the general arrangements of the processing and infrastructure elements of the project.

It was considered an accuracy of +25%/ - 15% for the Suruca Project oxide ore. For Maracá Phase I and II, it was considered an accuracy of ±35%.

The investment to implement the oxide ore processing and the sulphide Phase 1 in 2011 and 2012 are summarized and segregated in Table 21.14, Table 21.15 and Table 21.16.

The capital cost to implement the complete sulphide process (sulphide Phase 2) is shown in the Table 21.17. This investment will occur in 2016.

Future sustaining capital is defined as follows (gross values):

ID	Description	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total

1.	Sulphide Phase 2
2.	SHEC	608															608
3.	Inter Lift (Leaching Pile)	1.280			1.280												2.560
4.	Waste moved for Mine Development	3.410	5.381	12.397	14.931	11.769											47.887
5.	TCLD				17.068												17.068
6.	Closure costs						3.070	3.070	3.070			3.070	3.070	3.070			18.420
	Total	5.297	5.381	12.397	33.278	11.769	3.070	3.070	3.070			3.070	3.070	3.070			86.542

Table 21.14: Suruca Project Capital Cost Summary: Oxide + Sulphide Phase 1 in MMIC

		Capital Cost
Description		US$	% Total
	Mechanical and Plateworks	21,011,156	19.9%
Equipment	Electrical and Instrumentation	3,151,698	3.0%
	Sub-Total	24,162,854	22.8%
	Electrical	1,608,339	1.5%
	Piping	2,028,898	1.9%
Material	Steel Structure	2,901,748	2.7%
	Spare Parts	428,250	0.4%
	Other Materials	402,085	0.4%
	Sub-Total	7,369,320	7.0%
Civil Construction	Indutrial Building & Civil Works	6,948,384	6.6%
	Power Line	1,500,103	1.4%
	Drainage, Paving, Urbanization & Slope Protection	3,465,243	3.3%
	Sub-Total	11,913,729	11.3%
Electromechanical Installation	Sub-Total	9,369,548	8.9%
Mine	Mine development	7,588,825	7.2%
	Sub-Total	7,588,825	7.2%
	Engineering	3,040,454	2.9%
	Management	5,466,070	5.2%
Indirect Costs	Insurance	805,777	0.8%
	Commissioning	427,353	0.4%
	Sub-Total	9,739,655	9.2%
	First Fill	806,429	0.8%
Pre-Operation	Pre-Operation	2,289,598	2.2%
	Sub-Total	3,096,028	2.9%
Freight		2,238,117	2.1%
Land Acquisition		5,200,000	4.9%
Safety, Health, Environment and Community		3,246,953	3.1%
Contingency		16,053,860	15.2%
SUB-TOTAL		99,978,889	94.5%
Working Capital		5,820,422	5.5%
TOTAL		105,799,311	100.0%

Table 21.15: Suruca Project Capital Cost: Oxide (without working capital)

		Capital Cost
Description		US$	% Total
	Mechanical and Plateworks	10,049,985	16.8%
Equipment	Electrical and Instrumentation	1,249,222	2.1%
	Sub-Total	11,299,208	18.8%
Material	Electrical	750,790	1.3%
	Piping	1,019,772	1.7%
	Steel Structure	883,496	1.5%
	Spare Parts	333,126	0.6%
	Other Materials	187,698	0.3%
	Sub-Total	3,174,882	5.3%
Civil Construction	Industrial Building & Civil Works	4,581,992	7.6%
	Power Line	1,500,103	2.5%
	Drainage, Paving, Urbanization & Slope Protection	2,229,789	3.7%
	Sub-Total	8,311,884	13.9%
Electromechanical Installation	Sub-Total	4,005,727	6.7%
Mine	Mine development	7,588,825	12.7%
	Sub-Total	7,588,825	12.7%
Indirect Costs	Engineering	1,824,300	3.0%
	Management	3,193,066	5.3%
	Insurance	412,946	0.7%
	Commissioning	236,859	0.4%
	Sub-Total	5,667,171	9.4%
Pre-Operation	First Fill	643,760	1.1%
	Pre-Operation	1,184,296	2.0%
	Sub-Total	1,828,056	3.0%
Freight		1,012,646	1.7%
Land Acquisition		5,200,000	8.7%
Safety, Health, Environment and Community		3,246,953	5.4%
Contingency		8,654,835	14.4%
TOTAL		59,990,188	100.0%

Table 21.16: Suruca Project Capital Cost: Sulphide Phase 1 (without working capital)

		Capital Cost
Description		US$	% Total
	Mechanical and Plateworks	10,961,171	27.4%
Equipment	Electrical and Instrumentation	1,902,475	4.8%
	Sub-Total	12,863,646	32.2%
	Electrical	857,549	2.1%
	Piping	1,009,126	2.5%
Material	Steel Structure	2,018,251	5.0%
	Spare Parts	95,124	0.2%
	Other Materials	214,387	0.5%
	Sub-Total	4,194,438	10.5%
	Indutrial Building & Civil Works	2,366,392	5.9%
Civil Construction	Power Line	—	0.0%
	Drainage, Paving, Urbanization & Slope Protection	1,235,454	3.1%
	Sub-Total	3,601,846	9.0%
Electromechanical Installation	Sub-Total	5,363,822	13.4%
Mine	Mine development	—	0.0%
	Sub-Total	—	0.0%
	Engineering	1,216,155	3.0%
Indirect Costs	Management	2,273,004	5.7%
	Insurance	392,831	1.0%
	Commissioning	190,494	0.5%
	Sub-Total	4,072,483	10.2%
	First Fill	162,669	0.4%
Pre-Operation	Pre-Operation	1,105,302	2.8%
	Sub-Total	1,267,971	3.2%
Freight		1,225,471	3.1%
Land Acquisition		—	0.0%
Safety, Health, Environment and Community		—	0.0%
Contingency		7,399,025	18.5%
TOTAL		39,988,701	100.0%

Table 21.17 — Suruca Project Capital Cost: Sulphide Phase 2 (without working capital)

		Capital Cost
Description		US$	% Total
	Mechanical and Plateworks	44.448.153	35,4%
Equipment	Electrical and Instrumentation	3.250.047	2,6%
	Sub-Total	47.698.201	38,0%
	Electrical/Instrum./Communication	4.181.535	3,3%
	Piping	1.914.740	1,5%
Material	Steel Structure	3.829.481	3,0%
	Spare Parts	406.256	0,3%
	Other Materials	812.512	0,6%
	Sub-Total	11.144.523	8,9%
	Indutrial Building & Civil Works	6.724.894	5,4%
Civil Construction	Power Line		0,0%
	Drainage, Paving, Urbanization & Slope Protection	1.417.692	1,1%
	Sub-Total	8.142.586	6,5%
Electromechanical Installation	Sub-Total	18.964.201	15,1%
Mine	Mine development		0,0%
	Sub-Total	—	0,0%
	Engineering	3.952.035	3,1%
	Management	5.451.330	4,3%
Indirect Costs	Insurance	456.521	0,4%
	Commissioning	642.234	0,5%
	Sub-Total	10.502.121	8,4%
	First Fill	549.462	0,4%
Pre-Operation	Pre-Operation	745.286	0,6%
	Sub-Total	1.294.748	1,0%
Freight		4.578.090	3,6%
Land Acquisition			0,0%
Safety, Health, Environment and Community			0,0%
Contingency		23.310.580	18,6%
TOTAL		125.635.049	100,0%

21.6.1.4             Operating Cost

Operating costs for the Suruca Project were estimated based upon the information presented in this technical report using project specific staffing, salary, wage and benefit requirements; unit consumption of materials, supplies, power, water; and delivered supply costs, where possible.

It was considered an accuracy of +25%/ - 15% for the Suruca oxide ore. For Maracá Phase I and II, it was considered an accuracy of ±35%.

All costs are presented in United States dollars. An exchange rate of 1.8 R$/US$ was used when costs were supplied in the local Brazilian currency.

The mine costs were calculated using the U&M contracts (loading and hauling), Orica (rock blasting) and master (rock drilling), based on November 2010 and current performed in the Chapada Project mine.

For the cost calculation was used the average distance of transport by type of ore and waste and ore type ANX for drilling and rock blasting.

A specific treatment was made on the taxation side, considering the analysis of federal and state taxes.

The Suruca Project cash cost details are presented from Table 21.18 to Table 21.34 and the mine operation will be developed by third party companies.

Table 21.18: Suruca Project Total Cash Cost Summary (a)

Projeto Suruca: Total Cash Cost (a)

Description
Id	Descrimination	Dimension	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	Total

1.	Mine (b)	US$k	6.660	8.880	8.880	8.880	19.904	32.215	32.012	31.473	24.642	19.076								192.622

2.	Plant (c)	US$k	10.057	13.409	13.409	13.409	19.185	26.174	26.174	26.174	26.174	24.974								199.138

3.	Other Cash Cost (d) (e)	US$k	3.933	10.063	9.915	10.074	9.549	9.897	9.961	9.946	10.057	10.245	8.254	8.254	8.254	8.254	8.254	8.254	8.254	151.418

	Total (f)	US$k	20.650	32.352	32.204	32.363	48.638	68.285	68.147	67.592	60.873	54.295	8.254	8.254	8.254	8.254	8.254	8.254	8.254	543.178
(a)	Production Data:
	Total Ore Processed	k t/year	3.000	4.000	4.000	4.000	5.831	8.000	8.000	8.000	8.000	7.624								60.455
	Oxide Ore Processed	k t/year	3.000	4.000	4.000	4.000	1.331													16.331
	Sulphite Ore Processed	k t/year					4.500	8.000	8.000	8.000	8.000	7.624								44.124
	Gold Production	k oz/year	53	74	67	73	81	114	128	130	131	141	14	14	12	14	15	13	10	1.084
	Oxide Gold Production	k oz/year	48	58	52	58	12													228
	Suphide Gold Production	k oz/year					57	105	110	109	116	129								626
	MMIC Recovery Gold Increase	k oz/year	5	16	15	14	12	9	18	22	15	12	14	14	12	14	15	13	10	230
(b)	Mine Unitary Cost
	US$/tore	US$/tore	2,22	2,22	2,22	2,22	3,41	4,03	4,00	3,93	3,08	2,50								3,19
	US$/oz	US$/oz	126,34	119,75	132,52	122,44	246,60	281,46	250,46	241,38	187,56	135,63								177,74
(c)	Plant Unitary Cost
	US$/tore	US$/tore	3,35	3,35	3,35	3,35	3,29	3,27	3,27	3,27	3,27	3,28								3,29
	US$/oz	US$/oz	190,78	180,83	200,12	184,89	237,69	228,68	204,78	200,74	199,21	177,56								183,75
(d)	Other Cash Cost Unitary
	US$/tore	US$/tore	1,31	2,52	2,48	2,52	1,64	1,24	1,25	1,24	1,26	1,34								2,50
	US$/oz	US$/oz	74,61	135,70	147,97	138,90	118,31	86,47	77,94	76,28	76,54	72,84	583,48	594,67	690,14	601,53	548,85	641,19	799,66	139,72
(e)	G&A, laboratory and other costs and MMIC Grade Increase.
(f)	Total Cash Cost Unitary
	US$/tore	US$/tore	6,88	8,09	8,05	8,09	8,34	8,54	8,52	8,45	7,61	7,12								8,98
	US$/oz	US$/oz	391,72	436,28	480,61	446,23	602,60	596,61	533,18	518,39	463,31	386,03	583,48	594,67	690,14	601,53	548,85	641,19	799,66	501,20

Table 21.19: Suruca Project Mine Cost Details

Projeto Suruca: Mine Annual Cash Cost

Description
Id	Descrimination	Dimension	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total

1.	Mine movement	k t	4.500	6.000	6.000	6.000	11.251	18.250	18.250	18.250	14.097	10.888	113.486

1.1	Oxide Ore	k t	3.000	4.000	4.000	4.000	1.331						16.331
1.2	Suphide Ore	k t					4.500	8.000	8.000	8.000	8.000	7.624	44.124
1.3	Waste	k t	1.500	2.000	2.000	2.000	5.420	10.250	10.250	10.250	6.097	3.264	53.031

2.	Unitary cost (a) (b)	US$/tmoved	1,48	1,48	1,48	1,48	1,77	1,77	1,75	1,72	1,75	1,75	1,70

2.1	Oxide Ore	US$/tmoved	1,40	1,40	1,40	1,40	1,40	1,40	1,40	1,40	1,40	1,40	1,40
2.2	Suphide Ore	US$/tmoved					2,03	1,93	1,90	1,83	1,83	1,80	1,88
2.3	Waste	US$/tmoved	1,64	1,64	1,64	1,64	1,64	1,64	1,64	1,64	1,64	1,64	1,64

3.	Total Cost	US$ k	6.660	8.880	8.880	8.880	19.904	32.215	32.012	31.473	24.642	19.076	192.622

2.1	Oxide Ore		4.200	5.600	5.600	5.600	1.863						22.863
2.2	Suphide Ore						9.152	15.405	15.202	14.663	14.643	13.723	82.788
2.3	Waste		2.460	3.280	3.280	3.280	8.889	16.810	16.810	16.810	9.999	5.353	86.971

(a)	Unitary cost/ore mined	US$/tore mined	2,22	2,22	2,22	2,22	3,41	4,03	4,00	3,93	3,08	2,50	3,19
	Oxide Ore Mined	k t	3.000	4.000	4.000	4.000	1.331						16.331
	Suphide Ore Mined	k t					4.500	8.000	8.000	8.000	8.000	7.624	44.124
	Total Ore Mined	k t	3.000	4.000	4.000	4.000	5.831	8.000	8.000	8.000	8.000	7.624	60.455
(b)	Unitary cost/once	US$/toz	126,34	119,75	132,52	122,44	246,60	281,46	250,46	241,38	187,56	135,63	177,74
	Oxide Gold Production	k oz	48	58	52	58	12						228
	Suphide Gold Production	k oz					57	105	110	109	116	129	626
	MMIC Recovery Gold Increase (*)	k oz	5	16	15	14	12	9	18	22	15	12	230
	Total Gold Production	k oz	53	74	67	73	81	114	128	130	131	141	1.084

(*) Total until 2029

Table 21.20: Suruca Project Plant and Other Cash Cost Summary (a)

Description
Id	Descrimination	Dimension	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	Total

1.	Plant Cost (b)	US$k	10.057	13.409	13.409	13.409	19.185	26.174	26.174	26.174	26.174	24.974								199.138

1.1	Labor	US$k	1.401	1.868	1.868	1.868	992	658	658	658	658	658								11.288
1.2	Supplies, Power and Maintenance	US$k	8.656	11.541	11.541	11.541	18.193	25.515	25.515	25.515	25.515	24.316								187.850

2.	Other Cash Costs (c) (d)	US$k	3.933	10.063	9.915	10.074	9.549	9.897	9.961	9.946	10.057	10.245	8.254	8.254	8.254	8.254	8.254	8.254	8.254	151.418

2.1	Labor	US$k	589	1.426	1.426	1.426	1.222	1.129	1.129	1.129	1.129	1.129	1.069	1.069	1.069	1.069	1.069	1.069	1.069	19.216
2.2	Other	US$k	3.344	8.636	8.489	8.647	8.327	8.768	8.832	8.817	8.928	9.116	7.185	7.185	7.185	7.185	7.185	7.185	7.185	132.202

	Total (e)	US$k	13.990	23.472	23.324	23.483	28.734	36.070	36.135	36.120	36.230	35.219	8.254	8.254	8.254	8.254	8.254	8.254	8.254	350.556
(a)	Production Data:
	Total Ore Processed	k t/year	3.000	4.000	4.000	4.000	5.831	8.000	8.000	8.000	8.000	7.624								60.455
	Oxide Ore Processed	k t/year	3.000	4.000	4.000	4.000	1.331													16.331
	Sulphite Ore Processed	k t/year					4.500	8.000	8.000	8.000	8.000	7.624								44.124
	Gold Production	k oz/year	53	74	67	73	81	114	128	130	131	141	14	14	12	14	15	13	10	1.084
	Oxide Gold Production	k oz/year	48	58	52	58	12													228
	Suphide Gold Production	k oz/year					57	105	110	109	116	129								626
	MMIC Recovery Gold Increase	k oz/year	5	16	15	14	12	9	18	22	15	12	14	14	12	14	15	13	10	230
(b)	Plant Unitary Cost
	US$/tore	US$/tore	3,35	3,35	3,35	3,35	3,29	3,27	3,27	3,27	3,27	3,28								3,29
	US$/oz	US$/oz	190,78	180,83	200,12	184,89	237,69	228,68	204,78	200,74	199,21	177,56								183,75
(c)	Other Cash Cost Unitary
	US$/tore	US$/tore	1,31	2,52	2,48	2,52	1,64	1,24	1,25	1,24	1,26	1,34								2,50
	US$/oz	US$/oz	74,61	135,70	147,97	138,90	118,31	86,47	77,94	76,28	76,54	72,84	583,48	594,67	690,14	601,53	548,85	641,19	799,66	139,72
(d)	G&A, laboratory and other costs and MMIC Grade Increase.
(e)	Total Cash Cost Unitary
	US$/tore	US$/tore	4,66	5,87	5,83	5,87	4,93	4,51	4,52	4,51	4,53	4,62								5,80
	US$/oz	US$/oz	265,38	316,53	348,09	323,79	356,00	315,15	282,72	277,02	275,76	250,40	583,48	594,67	690,14	601,53	548,85	641,19	799,66	323,47

Table 21.21: Suruca Project Oxide Plant Cash Cost Summary (a)

Description
Id	Descrimination	Dimension	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total

1.	Plant Cost	US$k	10.057	13.409	13.409	13.409	4.462						54.747

1.1	Labor	US$k	1.401	1.868	1.868	1.868	622						7.627
1.2	Supplies, Power and Maintenance	US$k	8.656	11.541	11.541	11.541	3.840						47.120

2.	Other Cash Costs (b)	US$k	1.457	1.809	1.661	1.819	411						7.157

2.1	Labor	US$k	268	357	357	357	119						1.459
2.2	Other	US$k	1.189	1.451	1.304	1.462	292						5.697

	Total	US$k	11.514	15.218	15.070	15.229	4.873						61.903
	Total (US$/tprocessed)		3,84	3,80	3,77	3,81	3,66						3,79
	Total (US$/oz)		242,14	262,17	289,02	260,40	417,33						271,63

(a)	Production Data:
	. Ore Processed	k t/year	3.000	4.000	4.000	4.000	1.331	16.331
	. Gold Production	k oz/year	48	58	52	58	12	228
(b)	G&A, laboratory and other costs.

Table 21.22: Suruca Project Oxide Plant 2014 Labour Cost Details (a)

		Number	Unitary Annual	Total
		of	Cost (a)	Annual
Id	Description	Employees	(US$/employee)	(US$ k)

1.1	Metallurgical/Process Engineer	1	92.000	92
1.2	Metallurgical/Process Supervisor	1	130.333	130
1.3	Shift Supervisor	4	76.667	307
1.4	Maintenance Supervisor	1	76.667	77
1.5	Assistant Maintenance Supervisor	1	46.000	46
1.6	Mechanical Supervisor	1	122.667	123
1.7	Electrical Supervisor	1	122.667	123
1.8	Operator	16	28.643	458
1.9	Auxiliary Technicians	4	15.855	63
1.10	Planner (Mechanical and Electrical)	1	53.667	54
1.11	Shift Mechanics	4	38.333	153
1.12	Shift Electrician	4	38.333	153

	Contingency (b)			89

	Total	39	48	1.868
	(Total (US$/tprocessed)			0,47
	Total (US$/oz)			32,18

(a)	Including tax and social benefits
(b)	Contingencies:	5,0%

Table 21.23: Suruca Project Oxide Plant 2014 Supplies, Power and Maintenance Details

			Consumption				Annual
		Unitary	Specific Average	Standard Annual	Annual	Unitary Net	Standard Net
		Dimension	Consumption	Production	Consumption	Price	Cost
Id	Description	(dim.)	(dim./k tprocessed)	(k tprocessed)	(dim.)	(US$/dim.)	(US$ k)

1.	Power	MWh	4,891781	4.000	19.567	58,87	1.152
2.	Liners for MMD Sizers	t	0,000496	4.000	2	5.253,36	10
3.	High Early Cement (Portland Type 2 cement)	t	15,000000	4.000	60.000	130,12	7.807
4.	Sodium Cyanide	t	0,100000	4.000	400	1.874,19	750
5.	Sodium Hydroxide	t	0,000780	4.000	3	472,80	1
6.	Hydrochloric Acid	t	0,046250	4.000	185	231,15	43
7.	Activated Carbon	t	0,015000	4.000	60	3.309,61	199
8.	Maintenance						1.070

	Contingências (a)						509

	Total						11.541
	(Total (US$/tprocessed)						2,89
	Total (US$/oz)						198,83

(a)	Contingencies:	5%

Table 21.24: Suruca Project Oxide Plant Other Cash Cost 2014 Summary

		Annual
Id	Description	Cost (US$)

1.	Labor	357

2.	Other Expenses (a)	580

4.	Refining and Transport (b)	871

	Total	1.809
	Total (US$/tprocessed)	0,45
	Total (US$/oz)	31,16

(a)	Other Expenses:	10,00	US$/oz
(b)	Refining and Transport:	15,00	US$/oz

Table 21.25: Suruca Project Oxide Plant Other Cash Cost 2014 Labor Details (a)

		Number	Unitary Annual	Total
		of	Cost (a)	Annual
Id	Description	Employees	(US$/employee)	(US$ k)

1.1	Plant Manager	1	184.000	184
1.2	Clerk	1	22.433	22
1.3	Laboratory Supervisor	1	76.667	77
1.4	Laboratory Technicians	2	28.643	57

	Contingency (b)			17

	Total	5	71.481	357
	Total (US$/tprocessed)
	Total (US$/oz)

(a)	Including tax and social benefits
(b)	Contingencies:	5,0%

Table 21.26: Suruca Project MMIC Recovery Increase (CIL/Phase 1) Other Cash Cost Summary (US$) (a)

Description
Id	Descrimination	Dimension	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	Total

1.	Labor	US$k	321	1.069	1.069	1.069	1.069	1.069	1.069	1.069	1.069	1.069	1.069	1.069	1.069	1.069	1.069	1.069	1.069	17.422

2.	Supplies and Power	US$k	1.406	4.688	4.688	4.688	4.688	4.688	4.688	4.688	4.688	4.688	4.688	4.688	4.688	4.688	4.688	4.688	4.688	71.721

3.	Maintenace and Other costs	US$k	749	2.498	2.498	2.498	2.498	2.498	2.498	2.498	2.498	2.498	2.498	2.498	2.498	2.498	2.498	2.498	2.498	38.214

	Total		2.476	8.254	8.254	8.254	8.254	8.254	8.254	8.254	8.254	8.254	8.254	8.254	8.254	8.254	8.254	8.254	8.254	127.357
	(Total (US$/tprocessed)		0,11	0,38	0,38	0,38	0,47	0,59	0,59	0,59	0,59	0,57	0,38	0,38	0,38	0,38	0,38	0,38	0,48	0,39
	Total (US$/oz)		479,42	512,42	555,28	587,77	668,35	921,50	458,45	382,04	542,54	691,03	583,48	594,67	690,14	601,53	548,85	641,19	799,66	553,25

(a)	Production Data:
	• MMIC Ore Processed (k t/year):		22.000	22.000	22.000	22.000	17.500	14.000	14.000	14.000	14.000	14.400	22.000	22.000	22.000	22.000	22.000	22.000	17.261	325.161
	• Incremental Gold Production (k oz/year):		5	16	15	14	12	9	18	22	15	12	14	14	12	14	15	13	10	230

Table 21.27: Suruca Project MMIC Recovery Increase (CIL/Phase 1) 2014 Labour Cost Details (a)

		Number	Unitary Annual	Total
		of	Cost (a)	Annual
Id	Description	Employees	(US$/employee)	(US$ k)

1.1	Plant Clerk	1	22.433	22
1.2	Metallurgical/Process Engineer	2	46.000	92
1.6	Plant Laboratory Technicians	2	57.285	115
1.8	Assistant Maintenance Supervisor	1	46.000	46
1.10	Electrical Supervisor	1	122.667	123
1.11	Operator	8	35.803	286
1.12	Auxiliary Technicians (not including security)	6	21.140	127
1.13	Planner (Mechanical and Electrical)	1	53.667	54
1.14	Shift Mechanics (note 1)	2	38.333	77
1.15	Shift Electrician	2	38.333	77

	Contingency (b)			51

	Total	26	41	1.069
	Total (US$/tprocessed)			0,05
	Total (US$/oz)			66,35

(a)	Including tax and social benefits
(b)	Contingencies:	5,0%

Table 21.28: Suruca Project MMIC Recovery Increase (CIL/Phase 1) 2014 Consumables/Supplies and Power Data Details

			Consumption				Annual
Id	Description	Unitary Dimension (dim.)	Specific Average Consumption (dim./k tprocessed)	Standard Annual Production (k tprocessed)	Annual Consumption (dim.)	Unitary Net Price (US$/dim.)	Standard Net Cost (US$ k)

1.	Power	MWh	0,757203	22.000	16.658	58,87	981
2.	Lime	t	0,009520	22.000	209	132,38	28
3.	Sodium Cyanide	t	0,019000	22.000	418	1.874,19	783
4.	Sodium Hydroxide	t	0,055000	22.000	1.210	472,80	572
5.	Flocculant	t	0,000590	22.000	13	2.931,37	38
6.	Sodium Metabisulphide	t	0,034000	22.000	748	1.267,11	948
7.	Hydrochloric Acid	t	0,010000	22.000	220	231,15	51
8.	Frother - MIBC	t		22.000
9.	Frother - D25	t		22.000
10.	Xanthate - PAX	t		22.000
11.	Activated Carbon	t	0,000900	22.000	20	3.307,72	65
12.	LPG Gas	t	10,000000	22.000	220.000	1,42	312
13.	Other						686

	Contingências (a)						223

	Total						4.688
	Total (US$/tprocessed)						0,21
	Total (US$/oz)						291,01

(a)	Contingencies:	5%

Table 21.29: Suruca Project MMIC Recovery Increase (CIL/Phase 1) 2014 Maintenance and Other Costs

Id	Description	Annual Cost (US$)

1.	Maintenance	1.574

2.	Other	924

Total		2.498
Total (US$/tprocessed)		0,11
Total (US$/oz)		155,05

Table 21.30: Suruca Project Sulphide/Phase 2 Plant Cash Cost Summary (a)

	Description
Id	Descrimination	Dimension	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total

1.	Plant Cost	US$ k					14.723	26.174	26.174	26.174	26.174	24.974	144.392

1.1	Labor	US$ k					370	658	658	658	658	658	3.661
1.2	Supplies, Power and Maintenance	US$ k					14.352	25.515	25.515	25.515	25.515	24.316	140.730

2.	Other Cash Costs (b)	US$ k					884	1.643	1.707	1.692	1.803	1.991	9.719

2.1	Labor	US$ k					34	60	60	60	60	60	335
2.2	Other	US$ k					850	1.582	1.647	1.632	1.743	1.931	9.385

	Total	US$ k					15.607	27.816	27.881	27.866	27.976	26.965	154.111
	Total (US$/tprocessed)						3,47	3,48	3,49	3,48	3,50	3,54	3,49
	Total (US$/oz)						275,31	263,66	253,90	256,16	240,82	209,51	246,32

(a)	Production Data:
	Ore Processed (k t/year):						4.500	8.000	8.000	8.000	8.000	7.624	44.124
	Gold Production (k oz/year):						57	105	110	109	116	129	626
(b)	G&A, laboratory and other costs.

Table 21.31: Suruca Project Sulphide/Phase 2 Plant 2017 Labour Cost Details (a)

		Number	Unitary Annual	Total
		of	Cost (a)	Annual
Id	Description	Employees	(US$/employee)	(US$ k)

1.1	Metallurgical/Process Engineer
1.2	Assistant Maintenance Supervisor
1.3	Electrical Supervisor
1.4	Operator	10	28.643	286
1.5	Auxiliary Technicians	6	15.855	95
1.6	Planner (Mechanical and Electrical)
1.7	Shift Mechanics (note 1)	2	38.333	77
1.8	Shift Electrician	2	38.333	77

	Contingency (b)			27

	Total	20	28	562
	Total (US$/tprocessed)			0,07
	Total (US$/oz)			5,11

(a)	Including tax and social benefits
(b)	Contingencies:	5,0%

Table 21.32: Suruca Project Sulphide/Phase 2 Plant 2017 Consumables/Supplies, Power and Maintenance Data Details

			Consumption				Annual
			Specific	Standard		Unitary	Standard
		Unitary	Average	Annual	Annual	Net	Net
		Dimension	Consumption	Production	Consumption	Price	Cost
Id	Description	(dim.)	(dim./k tprocessed)	(k tprocessed)	(dim.)	(US$/dim.)	(US$ k)
1.	Power	MWh	28,906016	8.000	231.248	58,82	13.603
2.	Ball Mill Liners	t	0,046892	8.000	375	4.313,01	1.618
3.	Ball Mill Balls	t	0,570526	8.000	4.564	761,74	3.477
4.	Jaw Crusher Liners	t	0,001484	8.000	12	4.313,01	51
5.	Lime	t		8.000
6.	Sodium Cyanide	t		8.000
7.	Sodium Hydroxide	t		8.000
8.	Flocculant	t		8.000
9.	Sodium Metabisulphide	t		8.000
10.	Hydrochloric Acid	t		8.000
11.	Frother - MIBC	t	0,011083	8.000	89	2.345,10	208
12.	Frother - D25	t	0,008058	8.000	64	2.931,37	189
13.	Xanthate - PAX	t	0,016500	8.000	132	1.607,53	212
14.	Activated Carbon	t		8.000
15.	LPG Gas	t		8.000
16.	MMIC Plant Cost (b)
17.	Maintenance						5.190

	Contingências (a)						968

Total							25.515
Total (US$/tprocessed)							3,19
Total (US$/oz)							232,36

(a)	Contingencies:	4%

Table 21.33: Suruca Project Sulphide/Phase 2 2017 Other Cash Cost

		Annual
Id	Description	Cost (US$)

1.	Labor

2.	Other Expenses (a)

4.	Refining and Transport (b)	1.647

Total		1.647
Total (US$/tprocessed)		0,21
Total (US$/oz)		15,00

(a)	Other Expenses:	US$/tprocessed
	Plant Administration
	Other Cash Costs
	Business Unit G&A
	Total
(b)	Refining and Transport:	15,00	US$/oz

Table 21.34: Suruca Project Sulphide/Phase 2 Other Cash 2017 Labour Details (a)

		Number	Unitary Annual	Total
		of	Cost (a)	Annual
Id	Description	Employees	(US$/employee)	(US$ k)

1.1	Clerk
1.2	Laboratory Technicians	2	28.643	57

	Contingency (b)			3

	Total	2	30.075	60
	Total (US$/tprocessed)
	Total (US$/oz)

(a)	Including tax and social benefits
(b)	Contingencies:	5,0%

21.6.1.5             Royalties

There are no landowner royalties because the properties will be purchased prior to the start of operations.

21.6.1.6             Residual Value

At the end of the Suruca Project, there will likely be salvage values for the mobile equipment, plant equipments, shop, lands and other. The salvage value is based in the original cost of the equipment.

A total of US$ 16.967 million is estimated as a net residual value for plant, properties and equipments.

At the end of the project, 70% of existing state tax credit with value equal to US$ 38.384 million and a return of the working capital with value equal to US$ 284.000 will be recovered.

21.6.1.7             Taxes

There are various taxes that are calculated for each item. The tax rates vary considerably for each tax and depend on numerous factors including equipment or material source and type. As an example, a list of taxes for investments and a range of rates are presented below:

•                  PIS: 0.65% on civil works, 1.65% on all equipment, materials and labor;

•                  COFINS: 3% on civil works, 7.6% on all equipment, materials and install labor;

•                  ICMS: 0% on civil works, 17% on all equipment and materials;

•                  IPI: 0% on civil works, 0% to 10% on all equipment and materials;

•                  ISS: 2% on installation only;

•                  II: 14% on imported equipment.

•                  Two fiscal incentives were considered in the project:

•                  Special regime for acquisition of capital assets by exporting companies (RECAP) that reduces the PIS and COFINS to zero in the investments.

•                  Drawback incentive for international supplies acquisition that reduce to zero IPI, ICMS, PIS and COFINS in the international purchase.

21.6.1.8             Working Capital

The basic assumptions for the working capital forecast were the following:

•                  Accounts receivables: 1 day of gross sales

•                  Inventories: 30 days of gross sales

•                  Accounts payables: 30 days of cost of goods sold

•                  Income tax payable: 30 days of income taxes

•                  Initial working capital: 100% of the uses of the first operational year

Table 21.35 presents the working capital data.

Table 21.35: Working Capital

ID	Description	2013	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030

1.	Uses	5.820	5.820	6.928	6.260	6.776	7.541	10.693	11.941	12.181	12.275	13.140	1.322	1.297	1.117	1.282	1.405	1.203	964	0

1.1	Accounts receivable		188	223	202	219	243	345	385	393	396	424	43	42	36	41	45	39	31	0
1.2	Inventories		5.633	6.704	6.058	6.557	7.297	10.348	11.556	11.789	11.879	12.716	1.279	1.255	1.081	1.241	1.360	1.164	933	0
1.3	Other current		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

2.	Sources		2.648	3.305	3.077	3.020	3.998	6.025	6.351	6.258	6.138	6.211	678	678	678	808	775	714	681	0

2.1	Accounts payable		1.697	2.659	2.647	2.660	3.998	5.612	5.601	5.556	5.003	4.463	678	678	678	678	678	678	678	0
2.2	Other current		951	646	430	360	0	413	750	703	1.135	1.749	0	0	0	130	97	35	2	0

Working Capital (Sources - Uses)		-5.820	-3.172	-3.623	-3.183	-3.755	-3.543	-4.668	-5.590	-5.923	-6.136	-6.929	-643	-618	-439	-474	-630	-489	-284	0
Working Capital Variantion			2.648	-451	440	-572	212	-1.125	-922	-333	-213	-793	6.286	25	179	-35	-156	141	205	284

21.6.1.9             Financial Statement, Cash Flow and Payback

Table 21.36 and Table 21.37 present the projected financial statement and cash flow for the Suruca Project.

As is possible to see in the cash flow spreadsheet the project operational payback is equal 8.04 years (discount rate equal to 5% per year).

Table 21.36: Suruca Project Financial Statement

ID	Description	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Total

1.	Gross Income			68.531	81.568	73.707	79.778	88.785	125.901	140.595	143.427	144.524	154.717	15.561	15.268	13.156	15.094	16.543	14.160	11.354		1.202.670

1.1	Gold			68.531	81.568	73.707	79.778	88.785	125.901	140.595	143.427	144.524	154.717	15.561	15.268	13.156	15.094	16.543	14.160	11.354		1.202.670
1.2	Other

2.	Sales Tax			-685	-816	-737	-798	-888	-1.259	-1.406	-1.434	-1.445	-1.547	-156	-153	-132	-151	-165	-142	-114		-12.027

3.	Net Income			67.845	80.753	72.970	78.980	87.897	124.642	139.189	141.993	143.079	153.170	15.405	15.116	13.025	14.943	16.377	14.019	11.241		1.190.644

4.	Cash Cost			-20.650	-32.352	-32.204	-32.363	-48.638	-68.285	-68.147	-67.592	-60.873	-54.295	-8.254	-8.254	-8.254	-8.254	-8.254	-8.254	-8.254		-543.178

4.1	Open Pit Cash Cost			-6.660	-8.880	-8.880	-8.880	-19.904	-32.215	-32.012	-31.473	-24.642	-19.076									-192.622
4.2	Underground Cash Cost
4.3	Plant Cash Cost			-10.057	-13.409	-13.409	-13.409	-19.185	-26.174	-26.174	-26.174	-26.174	-24.974									-199.138
4.4	Other Cash Cost (a)			-3.933	-10.063	-9.915	-10.074	-9.549	-9.897	-9.961	-9.946	-10.057	-10.245	-8.254	-8.254	-8.254	-8.254	-8.254	-8.254	-8.254		-151.418

5.	Gross Profit (contribution margin)			47.195	48.401	40.766	46.617	39.259	56.357	71.042	74.400	82.206	98.874	7.151	6.861	4.770	6.689	8.123	5.765	2.987		647.465

6.	Expenses (b)								-3.070	-3.070	-3.070			-3.070	-3.070	-3.070						-18.420

7.	EBITDA			47.195	48.401	40.766	46.617	39.259	53.287	67.972	71.330	82.206	98.874	4.081	3.791	1.700	6.689	8.123	5.765	2.987		629.045

8.	Depreciation & Amortization			-13.130	-14.167	-15.243	-21.617	-34.878	-29.950	-28.913	-27.837	-25.358	-22.138	-14.746	-14.746	-10.851						-273.575

9.	EBIT			34.066	34.234	25.523	25.000	4.381	23.337	39.058	43.493	56.848	76.736	-10.665	-10.955	-9.151	6.689	8.123	5.765	2.987		355.471

10.	Financial Results

11.	Operational Results			34.066	34.234	25.523	25.000	4.381	23.337	39.058	43.493	56.848	76.736	-10.665	-10.955	-9.151	6.689	8.123	5.765	2.987		355.471

12.	Interest on Equity				-11.085	-10.096	-12.067	-11.918	-2.190	-11.002	-18.301	-16.185	-14.121	-12.292				-3.134	-3.904	-2.824	-1.488	-130.609

13.	Income Before Tax			34.066	23.150	15.427	12.933	-7.537	21.147	28.056	25.192	40.663	62.615	-22.957	-10.955	-9.151	6.689	4.989	1.860	163	-1.488	224.862

14.	Income Tax			-11.569	-7.858	-5.232	-4.384		-5.020	-9.120	-8.552	-13.812	-21.276				-1.579	-1.174	-429	-27		-90.031
	Tax Rate (%)			34,0%	33,9%	33,9%	33,9%		23,7%	32,5%	33,9%	34,0%	34,0%				23,6%	23,5%	23,1%	16,8%		40,0%

15.	Net Profit			22.497	15.292	10.195	8.549	-7.537	16.127	18.936	16.640	26.851	41.339	-22.957	-10.955	-9.151	5.110	3.815	1.431	135	-1.488	134.830
	% of Net Income			33,2%	18,9%	14,0%	10,8%	-8,6%	12,9%	13,6%	11,7%	18,8%	27,0%	-149,0%	-72,5%	-70,3%	34,2%	23.3%	10,2%	1,2%		11,3%

(a)	Laboratory, SHEC Depto., Adm. Depto, product transport, final refinning insurance and other.
(b)	Sales expenses, reclamation and closure and other.

Table 21.37: Suruca Project Cash Flow

ID	Description	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	Total	Verif.1

1.	Net Profit			22.497	15.292	10.195	8.549	-7.537	16.127	18.936	16.640	26.851	41.339	-22.957	-10.955	-9.151	5.110	3.815	1.431	135	-1.488	134.830

2.	Interest on Equity				11.085	10.096	12.067	11.918	2.190	11.002	18.301	16.185	14.121	12.292				3.134	3.904	2.824	1.488	130.609

3.	Depreciation & Amortization			13.130	14.167	15.243	21.617	34.878	29.950	28.913	27.837	25.358	22.138	14.746	14.746	10.851						273.575

4.	Investments	-28.813	-67.229	-11.005	-5.381	-47.449	-113.759	-11.769														-285.404

4.1	Capex	-28.813	-67.229																			-96.042
4.2	Sustaining			-5.185	-5.381	-47.449	-113.759	-11.769														-183.542
4.3	Initial Working Capital			-5.820																		-5.820

5.	Working Capital Variations			2.648	-451	440	-572	212	-1.125	-922	-333	-213	-793	6.286	25	179	-35	-156	141	205	284	5.820

6.	Tax balance	-1.181	-2.756	-498	-722	-3.390	-8.254	-5.453	-5.491	-6.832	-6.860	-6.860	-6.538								38.384	-16.450

6.1	Capex/Long Term Tax Balance	-1.181	-2.756	137	125	-2.543	-7.407		56	28											9.478	-4.062
6.2	Opex/Short Term Tax Balance			-635	-847	-847	-847	-5.453	-5.547	-6.860	-6.860	-6.860	-6.538								28.906	-12.388

7.	Project Residual Value																				16.967	16.967

	Cash Flow (c)	-29.994	-69.985	26.772	33.990	-14.865	-80.352	22.250	41.652	51.098	55.585	61.321	70.268	10.367	3.816	1.880	5.076	6.793	5.476	3.164	55.635	259.946

(a)	IRR:	15,0%
(b)	Net Present Value:
		Interest Rate (% p.y)	US$ 000
		15,0%	184
		12,5%	18.143
		10,0%	41.962
		7,5%	73.882
		5,0%	117.181
		zero	259.946

(c)	Payback Calculation:

	• Discount Rate:	5,0%
	• Years count starting zero		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19
	• Years count based on operation	-1		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
	• Discounted Cash Flow (zero base)	-29.994	-66.653	24.283	29.362	-12.229	-62.958	16.603	29.601	34.585	35.831	37.646	41.084	5.773	2.024	949	2.441	3.112	2.389	1.315	22.017
	• Accumulated Discounted C.F.	-29.994	-96.646	-72.363	-43.002	-55.231	-118.189	-101.586	-71.985	-37.400	-1.569	36.076	77.161	82.933	84.957	85.907	88.348	91.460	93.849	95.164	117.181
	• Payback based on operation											8,04

21.6.2              Chapada and Suruca Financial Analysis

21.6.2.1             Economic Results

In the base scenario, assuming a discount rate of 5%, the project Net Present Value will be US$ 572 million.

The main financial parametres for the base case are shown in the Table 21.38.

Table 21.38: Chapada and Suruca Project Financial Parametres

Project Indicators
Ratio	Unit	Value	Observation
After-Tax NPV
NPV (discount rate 5% p.y.)	US$	572.016.051
Other Indicators
Total Capex (excluding working capital)	US$	224.697.921	Capex including all taxes but excluding working capital and sustaining
Suruca Oxide	US$	59.652.346	Capex Suruca Oxide excluding working capital and sustaining
Suruca Sulphide Phase 1	US$	39.410.525	Capex Suruca Sulphide Phase 1 excluding working capital and sustaining
Suruca Sulphide Phase 2	US$	125.635.050	Capex Suruca Sulphide Phase 2 excluding working capital and sustaining
Total Capex (including working capital)	US$	224.697.921	Capex including all taxes and working capital but excluding sustaining
Sustaining Capital	US$	86.541.744	Sustaining including all taxes but not including Mine Closure treated as an expense
Total Capital Cost (excluding working capital)	US$	311.239.665	Total capital cost (excluding working capital) = Capex excluding working capital + Sustaining.
Total Capital Cost (including working capital)	US$	311.239.665	Total capital cost (including working capital) = Capex inclunding work capital + Sustaining.
Capex/oz (excluding working)	US$/oz	107,65	Capex/oz including all taxes and excluding working capital and sustaining
Sustaining/oz	US$/oz	41,46	Sustaining/oz including all taxes.
Total Capital Cost/oz	US$/oz	149,11	Total capital cost/oz = Capex/oz + Sustaining/oz.
Underground Mine Cash Cost/oz	US$/oz	0,00	Underground Mine Cash Cost/oz
Open Pit Mine Cash Cost/oz	US$/oz	561,61	Open Pit Mine Cash Cost/oz
Plant Cash cost/oz	US$/oz	956,87	Plant Cash Cost/oz
Other Cash Cost/oz	US$/oz	221,08	Other Cash Cost/oz
Total Cash Cost/oz	US$/oz	1.739,56	Total Cash Cost/oz = (Underground + Open Pit) Cash Cost/oz + Plant Cash Cost/oz + Other Cash Cost/oz
Underground Mine Cash Cost/t ore mined	US$/t	0,00	Underground Mine Cash Cost/t ore mined
Open Pit Mine Cash Cost/t ore mined	US$/t	2,88	Open Pit Mine Cash Cost/t ore mined
Plant Cash Cost/t ore processed	US$/t	4,90	Plant Cash Cost/t ore processed
Other Cash Cost/t ore processed	US$/t	1,13	Other Cash Cost/t ore processed
Total Cash Cost/t	US$/t	8,91	Total Cash Cost/t = (Underground + Open Pit) Cash Cost/tmined+ Plant Cash Cost/tprocessed+Other Cash Cost/tprocessed
Life of mine	years	19

The discount rate sensitivity analysis is present in the Table 21.39.

Table 21.39: Chapada and Suruca Project Sensitivity NPV x Discount Rate

Sensitivity Analysis - NPV x Discount Rate to the Firm

Discount Rate	NPV
15,00%	383.852.470
12,50%	418.794.820
10,00%	460.458.990
7,50%	510.699.126
5,00%	572.016.051
0,00%	742.844.860

In order to estimate the relative strength of the project, first level sensitivity analysis was developed for the following items: gold price, capital cost and operating costs.

In this analysis, when one factor varies, the other factors remain constant.

Table 21.40 presents the sensitivity analysis for the 5% NPV of the project and Figure 21.17 shows the results graphically. For example, a 10% price change impacts the projects NPV by approximately US$ 327.4 million (US$ 572.0 million – US$ 244.6 million).

Table 21.40: Chapada and Suruca Project NPV  Sensitivity Analysis (discount rate 5% per year)

Net Present value of the cash flow to the firm

	Sale prices	Opex and other expenses	Capex and sustaining
-30%	-486.028.367	1.184.503.952	667.395.763
-20%	-112.370.302	988.483.389	636.088.533
-10%	244.625.721	788.442.198	605.018.862
0%	572.016.051	572.016.051	572.016.051
10%	854.399.333	320.564.722	538.403.113
20%	1.121.462.522	49.094.506	503.777.132
30%	1.385.366.702	-230.128.951	466.913.992

Figure 21.17: Chapada and Suruca Project NPV Sensitivity Analysis

According to this analysis, the project is more sensitive to price, followed by Opex variation, and then by Capex/ Sustaining.

The worst case scenario occurs when the price drops 30% (average near US$ 777/oz) and when the NPV falls to US$ - 486 million.

An increase of 30% in Opex and Capex reduces the NPV to US$ - 230 million and US$ 467 million, respectively.

A second level of sensitivity analysis is present in Table 21.41 where cross sensitivity is shown for Opex, Capex, exchange rate and price.

In this analysis, simultaneous variations occur.

Table 21.41: Chapada Project and Suruca Project Cross NPV Sensitivity Analysis (discount rate 5% p.y.)

US$

NET PRESENT VALUE OF THE CASH FLOW TO THE FIRM

Opex and other expenses sensitivity factor

		-30%	-20%	-10%	0%	10%	20%	30%
	-30%	358.556.611	86.292.350	-196.256.484	-486.028.367	-776.598.921	-1.068.672.267	-1.368.338.305
	-20%	655.626.084	431.526.918	166.043.532	-112.370.302	-399.399.338	-689.524.065	-980.167.018
Sale prices	-10%	922.194.995	722.126.877	502.621.092	244.625.721	-31.461.977	-312.841.679	-602.782.456
sensitivity	0%	1.184.503.952	988.483.389	788.442.198	572.016.051	320.564.722	49.094.506	-230.128.951
factor	10%	1.445.486.565	1.251.192.115	1.054.712.437	854.399.333	640.667.231	394.995.625	127.613.775
	20%	1.706.372.488	1.512.911.166	1.318.273.593	1.121.462.522	920.863.627	707.285.937	467.273.503
	30%	1.967.208.607	1.773.877.847	1.580.266.579	1.385.366.702	1.188.165.262	987.384.096	773.877.923

Capex and sustaining sensitivity factor

		-30%	-20%	-10%	0%	10%	20%	30%
	-30%	-358.110.170	-400.740.606	-443.380.643	-486.028.367	-528.683.218	-571.341.793	-614.339.415
	-20%	11.299.957	-29.914.808	-71.139.173	-112.370.302	-153.606.375	-195.218.909	-237.858.813
Sale prices	-10%	360.388.992	322.572.762	283.779.843	244.625.721	204.365.944	163.595.146	123.107.633
sensitivity	0%	667.395.763	636.088.533	605.018.862	572.016.051	538.403.113	503.777.132	466.913.992
factor	10%	938.707.558	909.885.568	882.058.121	854.399.333	826.121.155	797.619.374	769.565.565
	20%	1.204.027.936	1.175.759.633	1.148.528.191	1.121.462.522	1.094.470.050	1.067.901.267	1.041.797.250
	30%	1.466.973.063	1.439.071.182	1.412.211.706	1.385.366.702	1.358.636.458	1.332.241.874	1.306.301.170

Exchange rate sensitivity factor

		-30%	-20%	-10%	0%	10%	20%	30%
	-30%	-1.946.198.943	-1.327.157.620	-857.207.733	-486.028.367	-183.494.426	62.295.380	265.000.236
	-20%	-1.545.128.376	-942.653.501	-479.365.897	-112.370.302	178.167.159	408.759.865	581.131.374
Sale prices	-10%	-1.161.076.294	-565.191.086	-108.648.778	244.625.721	511.599.456	701.813.320	850.521.125
sensitivity	0%	-783.141.495	-194.115.984	247.568.890	572.016.051	795.217.979	968.647.380	1.113.634.397
factor	10%	-407.183.450	163.107.118	577.068.420	854.399.333	1.061.504.725	1.231.510.462	1.374.474.583
	20%	-46.320 716	503.678.451	866.633.607	1.121.462.522	1.325.101.782	1.493.032.682	1.634.994.953
	30%	305.262.318	812.069.837	1.136.150.664	1.385.366.702	1.587 042 896	1.754.071.249	1.895.310.196

21.6.2.2 Financial Statement, Cash Flow and Payback

Table 21.42 and Table 21.43 presents the projected financial statement and cash flow for the Chapada Project and Suruca Project.

Table 21.42: Chapada Project and Suruca Project Financial Statement

ID	Description	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total

1.	Gross Income	742.180	672.8I4	607.140	530.815	444.912	462.344	425.832	378.860	400.474	425.233	342.866	314.413	238.490	235.498	231.381	226.137	235.405	217.697	176.005				7.308.495

1.1	Gold	161.588	161.482	186.312	172.906	155.147	155.397	157.377	173.861	192.254	192.918	177.013	180.042	45.275	43.925	44.252	43.801	48.005	41.091	32.948				2.366.194
1.2	Other	580.592	511.332	420.228	357.908	289.765	306.947	268.454	204.999	208.221	232.315	165.853	134.371	193.216	191.573	187.129	182.336	187.401	176.606	143.057				4.942.301

2.	Sales Tax	-36.299	-32.926	-32.936	-28.810	-29.364	-34.280	-33.657	-32.863	-33.233	-33.653	-32.236	-31.727	-30.403	-30.351	-30.281	-30.191	-30.349	-30.046	-29.315				-602.919

3.	Net Income	705.880	639.888	574.204	502.004	416.549	428.064	392.175	345.997	367.241	391.580	310.629	282.685	208.087	205.147	201.101	195.946	205.057	187.651	146.690				6.705.575

4.	Cash Cost	-217.445	-216.952	-221.353	-240.280	-233.206	-229.513	-221 294	-229.628	-235.988	-232.756	-205.495	-175.398	-144.021	-142.553	-141.840	-143.240	-142.553	-142.553	-115.045				-3.631.114

4.1	Open Pit Cash Cost	-89.783	-91.168	-84.474	-88.795	-86.974	-87.373	-77.723	-86.819	-88.635	-85.648	-65.156	-38.498	-30.516	-29.732	-29.114	-29.115	-29.732	-29.732	-23.327				-1.172.293
4.2	Underground Cash Cost
4.3	Plant Cash Cost	-82.135	-84.431	-94.155	-111.291	-111.665	-111.078	-117.162	-123.809	-124.715	-123.991	-123.627	-123.040	-97.906	-97.728	-97.546	-97.732	-97.728	-97.728	-79.876				-1.997.345
4.4	Other Cash Cost (a)	-45.547	-41.354	-42.724	-40.193	-34.566	-31.063	-26.409	-19.000	-22.639	-23.117	-16.712	-13.859	-15.599	-15.093	-15.181	-16.393	-15.093	-15.093	-11.842				-461.476

5.	Gross Profit (contribution margin)	488.435	422.935	352.851	261.725	182.343	198.551	170.881	116.369	131.253	158.824	105.134	107.287	64.066	62.594	59.260	52.706	62.503	45.098	31.645				3.074.461

6.	Expenses (b)	-78.484	-71.820	-64.732	-78.279	-77.256	-70.157	-62.845	-57.569	-57.487	-57.576	-54.494	-54.506	-57.617	-57.413	-57.547	-54.458	-54.343	-54.343	42.637	-11.452	-11.452	-11.452	-1.197.919

7.	EBITDA	409.950	351.115	288.119	183.446	105.087	128.394	108.037	58.800	73.767	101.248	50.640	52.782	6.449	5.180	1.713	-1.752	8.160	-9.245	-10.992	-11.452	-11.452	-11.452	1.876.542

8.	Depreciation & Amortization	-24.288	-30.881	-41.095	-53.331	-57.295	-66.482	-76.156	-75.103	-69.088	-69.695	41.910	-37.367	-29.195	-25.937	-23.430	-18.309	-7.336	-6.636	4.207	-2.310			-760.049

9.	EBIT	385.662	320.234	247.024	130.115	47.792	61.912	31.880	-16.303	4.679	31.553	8.730	15.415	-22.746	-20.757	-21.717	-20.061	824	-15.881	-15.198	-13.762	-11.452	-11.452	1.116.493

10.	Financial Results	-289.247	-240.176																					-529.422

11.	Operational Results	96.416	80.058	247.024	130.115	47.792	61.912	31.880	-16.303	4.679	31.553	8.730	15.415	-22.746	-20.757	-21.717	-20.061	824	-15.881	-15.198	-13.762	-11.452	-11.452	587.071

12.	Interest on Equity		-3.652	-12.110	-20.940	-10.205	-10.411	-16.660	-12.927		-1.565	-608	-856	-302										-90.237

13.	Income Before Tax	96.416	76.406	234.914	109.175	37.587	51.501	15.220	-29.230	4.679	29.988	8.122	14.559	-23.048	-20.757	-21.717	-20.061	824	-15.881	-15.198	-13.762	-11.452	-11.452	496.833

14.	Income Tax	-32.768	-25.965	-79.857	-37.106	-12.766	-17.497	-5.162		-1.100	-7.124	-1.920	-3.452					-183			-61.321			-286.221
	Tax Rate (%)	34,0%	34,0%	34,0%	34,0%	34,0%	34,0%	33,9%		23,5%	23,8%	23,6%	23,7%					22,2%			-445,6%			57,6%

15.	Net Profit	63.648	50.441	155.057	72.069	24.821	34.004	10.059	-29.230	3.579	22.864	6.203	11.107	-23.048	-20.757	-21.717	-20.061	641	-15.881	-15.198	-75.083	-11.452	-11.452	210.613
	% of Net Income	9,0%	7,9%	27,0%	14,4%	6,0%	7,9%	2,6%	-8,4%	1,0%	5,8%	2,0%	3,9%	-11,1%	10,1%	-10,8%	-10,2%	0,3%	-8,5%	-10,4%				3,1%

(a)   Laboratory, SHEC Depto., Adm. Depto, product transport, final refinning insurance and other.

(b)   Sales expenses, reclamation and closure snd other.

Table 21.43: Chapada Project and Suruca Project Cash Flow

ID	Description	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total

1.	Net Profit	63.648	50.441	155.057	72.069	24.821	34.004	10.059	-29 230	3.579	22.864	6.203	11.107	-23.048	-20.757	-21.717	-20.061	641	-15.881	-15.198	-75.083	-11.452	-11.452	210.613

2.	Interest on Equity		3.652	12.110	20.940	10.205	10.411	16.660	12.927		1.565	608	856	302										90.237

3.	Depreciation & Amortization	24.288	30.881	41.095	53.331	57.295	66.482	76.156	75.103	69.088	69.695	41.910	37.367	29.195	25.937	23.430	18.309	7.336	6.636	4.207	2.310			760.049

4.	Investments	-35.985	-80.572	-85.308	-22.059	-68.306	-130.513	-23.799	-15.364	-30.230	-8.551	-8.294	-2.899	-10.279	-1.216	-1.326	-1.417	-1.326	-1.326	-548				-529.318

4.1	Capex		-28.819	-67.245																				-96.065
4.2	Sustaining	-35.985	-51.752	-18.063	-22.059	-68.306	-130.513	-23.799	-15.364	-30.230	-8.551	-8.294	-2.899	-10.279	-1.216	-1.326	-1.417	-1.326	-1.326	-548				-433.253
4.3	Initial Working Capital

5.	Working Capital Variations	-3.310	18.384	22.965	19.731	20.662	-4.842	7.976	13.472	-5.047	-6.687	18.778	4.211	16.649	639	1.040	1.609	-2.609	4.837	8.031	39.077	-5.040		170.525

6.	Tax balance	-1.155	-6.299	-4.848	-3.930	-5.582	-7.316	-3.244	-5.910	-6.644	-5.492	-5.076	-3.639	2.544	2.683	2.698	2.685	2.706	2.706	5.331	26.448			-11.334

6.1	Capex/Long Term Tax Balance	-538	-4.005	-2.993	-127	-3.013	-7.368	-560	-642	-1.325	-317	-264	-125	-140	-59	-25	-37	-36	-36	-36	15.153			-6.494
6.2	Opex/Short Term Tax Balance	-617	-2.294	-1.855	-3.803	-2.569	52	-2.683	-5.268	-5.319	-5.175	-4.812	-3.514	2.684	2.742	2.722	2.722	2.742	2.742	5.367	11.295			-4.841

7.	Project Residual Value																				52.073			52.073

	Cash Flow (c)	47.485	16.488	141.070	140.082	39.095	-31.774	83.809	50.998	30.745	73.395	54.128	47.002	15.363	7.286	4.124	1.126	6.748	-3.029	1.822	44.824	-16.492	-11.452	742.845

	Net Present Value:
		Interest Rate (% p.y)		US$ 000
		15,0%		383.852
		12,5%		418.795
		10,0%		460.459
		7,5%		510.699
		5,0%		572.016
		Zero		742.845

	Payback Calculation:

	• Discount Rate:	5,0%
	• Years count starting zero		1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21
	• Years count based on operation	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22
	• Discounted Cash Flow (zero base)	47.485	15.703	127.955	121.008	32.163	24.896	62.539	36.243	20.809	47.311	33.230	27.481	8.555	3.864	2.083	542	3.092	-1.322	757	17.739	-6.216	-4.111
	• Accumulated Discounted C.F.	47.485	63.189	191.144	312.151	344.315	319.419	381.958	418.202	439.011	486.322	519.552	547.033	555.588	559.452	561.535	562.077	565.168	563.847	564.604	582.342	576.127	572.016

Description	Factors	Units
Gold Price	1.100	US$/oz
Copper Price	2.50	US$lb
Operating Costs	8.91	US$/t
Mining Costs (ore + Waste)	2.88	US$/t
Process Plant Costs	4.90	US$/t
Other Cash Costs	1.13	US$/t
Capital Costs	111,91	US$/oz
Mine Operational Capex	4,27	US$/oz
Plant Capex	107,65	US$/oz
Sustaining Operational	41,46	US$/oz
Reclamation & Closure	25,28	US$/oz

22               CERTIFICATES OF QUALIFIED PERSONS

Sergio Brandão Silva, PGeo.

Yamana Gold Inc.

Telephone: +55 2163 8466

Fax: +55 2163 8324

E-mail: sbrandao@yamana.com

CERTIFICATE of QUALIFIED PERSON

I, Sergio Brandão Silva, do hereby certify that:

1.              I hold the position of Exploration Director with Yamana Gold Inc and I am responsible for directing all exploration works in Brazil, which include Chapada Mine/Near Mine and Suruca property. My current office address is Rua Funchal, 411, 4º Andar, São Paulo, SP, Brazil, CEP04551-060.

2.              I have degree in Bachelor of Science in Honours Geology, 1997, University of São Paulo State (UNESP).

3.              I am practising member of Association of Professional Geoscientists of Ontario (#1760), member of Canadian Institute of Mining, Metallurgy and Petroleum (#144740), member of Society of Economic Geologists (#731580) and registered geologist of Conselho Regional de Engenharia, Arquitetura e Agronomia (CREASP# 5061047124).

4.              I have been practising as a professional exploration geologist since 1998.

5.              By reason of my education, experience and professional registration I fulfill the requirements of a qualified person as set out in National Instrument 43101 (“43101”)

6.              I have visited the Chapada Mine and Suruca Property site in person in a number of occasions as Exploration Director. My most recent visit was for two days in November, 2010.

7.              I have been responsible for the preparation of the sections 3.PROPERTY DESCRIPTION AND LOCATION, 4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCE, INFRASTRUCTURE AND PHYSIOGRAPHY, 5.HISTORY, 6.GEOLOGICAL SETTINGS, 7.DEPOSIT TYPES, 8. MINERALIZATION, 9. EXPLORATION, 10.DRILLING, 11.SAMPLING METHODS AND APPROACH, 12. SAMPLE PREPARATION, ANALYSES AND SECURITY AND 13. DATA VERIFICATION (“Geology and Exploration Sections”) of the report titled “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 7th, 2011.

8.              As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the Technical Report not misleading.

9.              By virtue of my employment with Yamana Gold Inc since March 2004, I am not independent of the issuer. I also beneficially own securities in Yamana Gold Inc.

10.       I have read NI 43-101 and Form 43-101 F1, and this Technical Report has been prepared in compliance with that instrument and form.

11.       I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th day of March, 2011.

(Signed)

Sergio Brandão Silva, PGeo.

Gregory W. Walker, P.G.

Yamana Gold Inc.

Telephone: (775) 850-3700 ext. 3726

Fax: (775) 850-3756

E-mail: greg.walker@yamana.com

CERTIFICATE of QUALIFIED PERSON

I, Gregory W. Walker, do hereby certify that:

1.                                     I hold the position of Senior Manager Resource Estimation with Meridian Gold Company, a wholly owned subsidiary of Yamana Gold Inc and I am responsible for overseeing all exploration resource modeling for the Company, which includes the Suruca property. My current office address is 4635 Longley Lane Unit 110, Suite 4A, Reno Nevada, USA, 89502.

2.                                     I graduated with a Bachelor of Science degree in Geological Engineering, 1983, Montana College of Mineral Science and Technology.

3.                                     I am a licensed Professional Geologist in good standing in the State of Utah (#5326374-2250). I am also an SME Registered Member (#3361570) in good standing.

4.             I have been practicing as a professional mining geologist since 1983.

5.                                     By reason of my education, experience and professional registration, I fulfill the requirements of a qualified person as set out in the National Instrument 43-101.

6.             I have not visited the Suruca Project site in person.

7.                                     I have supervised the preparation of the Mineral Resources (section 16.1.2) of section 16. Mineral Resource and Mineral Reserve Estimates of the report titled “Chapada Mine and Suruca Project Goias State, Brazil, Technical Report” pursuant to National Instrument 43-101 of the Canadian Securities Administrators, dated March 7, 2011.

8.                                     As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the Technical Report not misleading.

9.                                     By virtue of my employment with Meridian Gold Company since August 1997, a wholly owned subsidiary of Yamana Gold Inc since October 2007, I am not independent of the issuer.

10.                              I have read National Instrument 43-101 and Form 43-101 F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.                              I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th day of March, 2011.

(Signed & Sealed)

Gregory W. Walker, P.G.

Emerson Ricardo Re, MAusIMM.

Yamana Gold Inc.

Telephone: +55 2163 8359

Fax: +55 2163  8324

E-mail: emerson.re@yamana.com

CERTIFICATE of QUALIFIED PERSON

I, Emerson Ricardo Re, do hereby certify that:

1.                                     I hold the position of Resource and Reserves Corporative Manager with Yamana Gold Inc and I am responsible for manager the resources and reserves works in Brazil and Argentina, which include Chapada Mine. My current office address is Rua Funchal, 411, 4º Andar, São Paulo, SP, Brazil, CEP04551-060.

2.                                     I have degree in Bachelor of Science in Honours Geology, 1999, University of São Paulo State (UNESP) and Master of Science in Mining Engineering, 2002, Polytechnic School University of Sao Paulo (Poll - USP)

3.             I am practising member of the Australasian Institute of Mining and Metallurgy (#305892)

4.                                     I have been practising as a professional geologist since 2000 and resource and reserve geologist since 2002.

5.                                     By reason of my education, experience and professional registration I fulfill the requirements of a qualified person as set out in National Instrument 43101 (“43101”)

6.                                     I have visited the Chapada Mine and Suruca Property site in person in a number of occasions as resource and reserve manager. My most recent visit was in January 25 - 28, 2011.

7.                                     I have been responsible for the preparation of the sections 16.1.1 MINERAL RESOURCE ESTIMATE of the report titled “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators”, dated March, 7th, 2011.

8.                                     As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information required to be disclosed to make the Technical Report not misleading.

9.                                     By virtue of my employment with Yamana Gold Inc since September 2010, I am not independent of the issuer. I also beneficially own securities in Yamana Gold Inc.

10.                              I have read NI 43-101 and Form 43-101F1, and this Technical Report has been prepared in compliance with that instrument and form.

11.                              I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 7th day of March, 2011.

(Signed)

Emerson Ricardo Re, MAusIMM

Certificate of Homero Delboni, Jr

As a qualified person responsible for preparing or supervising the preparation of the technical report entitled “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report Pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated as of March 7, 2011, I hereby certify as follows:

(a)         My name is Homero Delboni Junior of business address at Rua Cel. Raul Humaitá Vila Nova, 44/61, São Paulo, Brasil, and I am a Professional Engineer and Director of HDA Serviços S/S Ltda.

(b)         This certificate relates to the technical report entitled “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report Pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 7, 2011.

(c)          I am qualified as a Professional Engineer. I have practiced my profession continuously since graduation in 1983. I am a member in good standing of CANADIAN INSTITUTE OF MINING METALLURGY AND PETROLEUM n° 144235, and AusIMM n° 112813 AUSTRALIAN INSTITUTE OF MINING AND METALLURGY. I am a “qualified person” for the purposes of National Instrument 43-101.

(d)         I have personally visited the Chapada property several times during 2005-2008 for assessing the plant operation. I have conducted two comprehensive surveys at the Chapada property, the most recent for 10 days during December 2009. These included crushing/grinding/flotation circuit surveys, supervised the sample treatment, tested the various ore types for comminution, modelled and simulated its operation.

(e)          I am independent of Yamana Gold Inc. within the meaning of National Instrument 43-101.

(f)           My prior involvement with the Chapada property includes: (a) designing the grinding circuit for the Chapada industrial plant, as described in the report “Grinding Circuit Design for Chapada Deposit”, reference: HDA/YM 01.02.04, prepared for Yamana Desenvolvimento Mineral S.A., issued in April, 2004, (b) optimization of the blasting/crushing/grinding circuits, as described in the report (in Portuguese) “Mine-to-Mill na MMIC”, reference RPT HDA/MMIC 02/07 — Rev.2, prepared for Mineração Maracá Industria e Comércio Ltda. / Yamana Gold Inc., issued in August 2007, and Suruca property includes: (a) Comminution parameters characterization for Suruca target — Rev 1 issued in July, 2010.

(g)          I am responsible for the preparation of section 15 of the technical report.

(h)         I have read National Instrument 43-101 and the technical report has been prepared in compliance with National Instrument 43-101.

(i)             As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed as of March 7th, 2011

(Signed)

Homero Delboni, Jr

Senior Consultant of HDA Serviços S/S Ltda

As auditor in this report, on mineral reserves of Yamana Gold Inc. in the state of Goias, Brazil, I Raúl Contreras G. do certify that:

1.                                     I am a senior engineer with Metálica Consultores de Mineracao Brasil Ltda, Belo Horizonte — MG, Brasil, of Metálica Consultores S.A. of 78 Evaristo Lillo street, Las Condes, Santiago, Chile, phone number (56) (02) 290-6969.

2.                                     This certificate applies to the Technical Report titled “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report Pursuant to National Instrument 43-101 of the Canadian Securities Administrators”, dated March 7th, 2011.

3.                                     I hold the following academic qualifications:

•      Mining Engineering, University of La Serena - Chile,1978

•      Civil Mining Engineering, University of Santiago - Chile,1983

• Master’s Degree in Business Management and Administration, University of Chile, 2002

4.                                     I am a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM # 211642), a professional association as defined by NI 43-101.

5.                                     I have worked in the minerals industry as an engineer continuously since 1983, a period of 27 years. I have also worked as Professor part time at the University of Santiago of Chile (1986-1987 and 2009) where I taught classes in open pit mine planning and evaluation of mineral deposits. I was employed as an engineer and manager of BHPBilliton, Cerro Colorado Mine, Chile from 1992 to 2006

6.                                     I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in N143-101.

7.                                     I have read NI 43-101 and this Technical Report has been prepared in compliance with the instrument.

8.                                     I am responsible for section 16.2 of the Technical Report. I visited the Chapada property during February 1-2, 2011 to review conditions at the site.

9.                                     I am independent of the issuers for which this report is required.

10.                              That, as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make this Technical Report not misleading.

11.                             I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication,by them of the report.

Dated this 7th day of March, 2011

(Signed)

Raúl Contreras G., MAusIMM

Renato Aurélio Petter

Telephone: +55 11 21638357

E-mail: rpetter@yamana.com

Certificate of Qualified Person

As a qualified person responsible for preparing or supervising the preparation of the technical report entitled “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated as of March 7th, 2011, I hereby certify as follows:

(a)           My name is Renato Petter of business address at Funchal 411, São Paulo, Brasil, and I am a Professional Engineer and the Director of Technical Services at Yamana Gold Inc.

(b)           This certificate relates to the technical report entitled “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated as of March 7th, 2011.

(c)           I am qualified as a Professional Engineer. I have practiced my profession continuously since graduation. I am a member in good standing of CANADIAN INSTITUTE OF MINING METALLURGY AND PETROLEUM nº 141768, and MAusIMM nº 209012 AUSTRALIAN INSTITUTE OF MINING AND METALLURGY. I am a “qualified person” for the purposes of National Instrument 43-101.

(d)           My most recent personal inspection of the Chapada and Suruca property was in August 2010, and the duration of my visited was for four days.

(e)           I am responsible for the sections of the study: 1: Executive Summary, 2: Introduction, 14: Adjacent Properties, 17: Other relevant data and Information, 18: Interpretations and Conclusions, 19: Recommendations, 21.1: Mining Operations, 21.2: Recoverability, 21.3: Production Scheduling Integrated, 21.4: Contracts, 21.5: Environmental, 21.6: Financial Analysis of the report titled “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 7th, 2011.

(f)            I am not independent of Yamana Gold Inc. within the meaning of National Instrument 43-101.

(g)           My prior involvement with the Chapada and Suruca property includes periodical technical revisions.

(h)           By virtue of my employment with Yamana Gold Inc since January 2006, I am not independent of the issuer. I also beneficially own securities in Yamana Gold Inc.

(i)            I have read National Instrument 43-101 and the technical report has been prepared in compliance with National Instrument 43-101.

(j)            As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to been disclosed to make the technical report not misleading.

Signed as of March 7th, 2011.

(Signed)

Renato Petter, P.Eng.

Director, Technical Services

APPENDIX A

N
W
E
A
A

PLANTA

SEÇÃO A-A

REFERÊNCIA:

NOTAS:

Geoconsultoria

YAMANA GOLD

PROJETO SURUCA
BARRAGEM DE REJEITOS

ARRANJO GERAL - EL.388,00
PLANTA

YM16-DE-002

REV.
0

N
W
E
EIXO DA BARRAGEM
DIQUE LATERAL
DIQUE DE CONTORNO 1
DIQUE DE CONTORNO 2
DIQUE DE CONTORNO 3
DIQUE DE CONTORNO 4

REFERÊNCIA:

NOTAS:

Geoconsultoria

YAMANA GOLD

PROJETO SURUCA
BARRAGEM DE REJEITOS

ARRANJO GERAL - EL.362,00
PLANTA

YM16-DE-001

REV
0